Filed Pursuant to Rule 424(B)(5)
Registration No. 333-227281

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 11, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 11, 2018)

7,000,000 Shares

PGT Innovations, Inc.

Common Stock

We are offering 7,000,000 shares of our common stock.

Our shares trade on the New York Stock Exchange, or NYSE, under the symbol “PGTI.” On September 10, 2018 the last sale price of the shares as reported on the New York Stock Exchange was $26.20 per share.

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page S-31 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page S-100 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 1,050,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement; provided that if such date is not a business day, then such option shall expire on the succeeding business day.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September    , 2018.

Joint Bookrunning Managers

SunTrust Robinson Humphrey	J.P. Morgan	KeyBanc Capital Markets

Jefferies	Wells Fargo Securities	Deutsche Bank Securities

Co-Manager

Dougherty & Company

The date of this prospectus supplement is September    , 2018.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement and the information incorporated by reference herein, which, among other things, describes the specific terms of this offering and adds to and updates the information contained in the accompanying prospectus. The second part is the accompanying prospectus and the information incorporated by reference therein, which, among other things, provides more general information about the Company and its business. If any information varies between this prospectus supplement and the information incorporated by reference herein and the accompanying prospectus and the information incorporated by reference therein, you should rely on the information in this prospectus supplement and the information incorporated by reference herein.

Additional information about us is incorporated in this prospectus supplement and the accompanying prospectus by reference to certain of our filings with the SEC. You are urged to read carefully this prospectus supplement and the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors and other cautionary statements described under the heading “Risk Factors” elsewhere in this prospectus supplement and in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 30, 2017 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, before deciding whether to invest in our common stock. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

References in this prospectus supplement to the terms “we,” “us,” “our,” “PGTI,” the “Company” or other similar terms mean PGT Innovations, Inc. and our consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. For those statements we claim the protection of the safe harbor provisions for forward-looking statements contained in such section. Forward-looking statements are not statements of historical facts but are based on management’s current beliefs, assumptions and expectations regarding our future performance, taking into account the information currently available to management. Forward-looking statements usually can be identified by the use of words such as “goal”, “objective”, “plan”, “expect”, “anticipate”, “intend”, “project”, “believe”, “estimate”, “may”, “could”, “will”, “should”, “would”, or other words of similar meaning. In addition, any statements that refer to projections of financial items, anticipated growth, future growth and revenues, future economic conditions and performance, plans, objectives and strategies for future operations, expectations, or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events, results, circumstances or aspirations. We may also make forward-looking statements in our other documents filed or furnished with the SEC and in oral presentations. Forward-looking statements are based on assumptions and by their nature are subject to risks and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those described in our forward-looking statements include, but are not limited to:

•

the ability to successfully integrate the operations of GEF WW Parent LLC and its subsidiaries (collectively, “Western Window Systems”) into our existing operations and the diversion of management’s attention from ongoing business and regular business responsibilities to effect such integration;

S-i

•

the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to, the acquisition of Western Window Systems (“Western Window Systems Acquisition”);

•

the risk that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits from the Western Window Systems Acquisition may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;

•	disruption from the Western Window Systems Acquisition making it more difficult to maintain relationships with customers or suppliers of Western Window Systems;

•	our level of indebtedness, which increased in connection with the Western Window Systems Acquisition;

•

adverse changes in new home starts and home repair and remodeling trends, especially in the state of Florida, where the substantial portion of our sales are currently generated, and in the western United States, where the substantial portion of the sales of Western Window Systems’ operations are generated, and in the U.S. generally;

•

macroeconomic conditions in Florida, where the substantial portion of our sales are generated, and in California, Texas, Arizona, Nevada, Colorado, Oregon, Washington and Hawaii, where the substantial portion of the sales of Western Window Systems are currently generated, and in the U.S. generally;

•	raw material prices, especially for aluminum, glass and vinyl, including, price increases due to the implementation of tariffs and other trade-related restrictions;

•	our dependence on a limited number of suppliers for certain of our key materials;

•	sales fluctuations to and changes in our relationships with key customers;

•

in addition to the Western Window Systems Acquisition, our ability to successfully integrate businesses we may acquire, or that any business we acquire may not perform as we expected at the time we acquired it;

•	increases in transportation costs, including due to increases in fuel prices;

•	our dependence on our impact-resistant product lines and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;

•	product liability and warranty claims brought against us;

•	federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;

•	our dependence on our limited number of geographically concentrated manufacturing facilities;

•

risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by “hackers” and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended; and

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•

the other risks and uncertainties discussed under “Risk Factors” in this prospectus supplement and in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as well as in our other filings with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Statements in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, that are forward-looking statements include, without limitation, our expectations regarding: (1) demand for our products going forward; (2) the benefits expected from the heightened awareness of impact-resistant window and door products resulting from Hurricane Irma and our post-Irma advertising; (3) our ability to capture a meaningful share of any increased demand for impact-resistant products; (4) our financial and operational performance for our 2018 fiscal year; (5) new housing starts and housing market conditions in 2018 and beyond, especially with respect to the State of Florida and the states in the Western U.S. where most of the products of the Western Window Systems operations are sold; (6) the breadth and innovativeness of our product offerings, and their attractiveness to consumers; (7) the ability of our management team and employees to execute our strategy; (8) our ability to deleverage our debt position; and (9) the realization of the expected benefits of the Western Window Systems Acquisition, including the ability to sell products of the Western Window Systems operations profitably in the near term or at all in the repair and remodel market and in PGTI’s core markets, and the ability to sell PGTI’s products in Western Window Systems’ core markets profitably or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances after the date of this prospectus supplement.

S-iii

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The body of U.S. generally accepted accounting principles is commonly referred to as GAAP. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that could not be so adjusted in the most comparable GAAP measure. EBITDA, Adjusted EBITDA and Free Cash Flow, as presented in this prospectus supplement, are supplemental measures of performance that are not required by, or presented in accordance with, GAAP. They are not measurements of financial performance or position under GAAP and should not be considered an alternative to net income, cash flow or any other performance or financial position measures derived in accordance with GAAP.

EBITDA of PGTI and Western Window Systems consists of net income, adjusted for interest expense (net of interest income), income tax expense and depreciation and amortization. Adjusted EBITDA of PGTI consists of EBITDA, adjusted for certain non-cash charges and expenses or other charges and expenses that we believe to be non-recurring. Adjusted EBITDA of Western Window Systems consists of EBITDA, adjusted for certain non-cash charges and expenses and other charges and expenses that Western Window Systems believes to be non-recurring. No reconciliation of the forecasted range of Adjusted EBITDA to Net income for fiscal 2018 incorporated by reference into prospectus supplement from our Annual Report on Form 10-K is included in this presentation because we are unable to quantify certain amounts that would be required to be included in the GAAP measure without unreasonable efforts and further believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors. Free cash flow of PGTI and Western Window Systems is defined as operating cash flow less capital expenditures.

The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. A quantitative reconciliation of our and Western Window Systems’ non-GAAP financial measures to their respective most directly comparable GAAP measures is provided in Summary—Summary Historical Consolidated Financial Data of PGTI” and “Summary—Summary Historical Consolidated Financial Data of Western Window Systems,” respectively.

Management of PGTI and Western Window Systems use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management of PGTI and Western Window Systems believe these non-GAAP financial measures provide meaningful supplemental information regarding the performance and liquidity of PGTI and Western Window Systems by excluding certain items that may not be indicative of recurring business results including significant non-cash expenses. We believe management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of PGTI and Western Window Systems when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to historical performance and liquidity as well as comparisons to competitors’ operating results.

MARKET AND INDUSTRY DATA

Market data and other statistical data regarding us and our subsidiaries and the Western Window Systems operations, and used throughout this prospectus supplement, are based on independent industry publications, government publications, reports by market research firms, or other published independent sources, including the National Association of Home Builders, Architect Magazine, American Architectural Manufacturers Association, The Freedonia Group and Door & Window Market Magazine, as well as management’s knowledge of, experience in and estimates about the industry and markets in which we operate. Although we believe the third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data.

S-iv

Similarly, our internal research and forecasts are based upon our management’s understanding of industry conditions and such information has not been verified by any independent sources. Although we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus supplement contains references to our trademarks and service marks. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus supplement may appear without the ® , SM or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

S-v

SUMMARY

This summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information presented under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PGTI,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Western Window Systems” the historical financial statements and notes thereto of PGTI and Western Window Systems included herein and the pro forma financial statements and notes thereto included herein, before making an investment decision. This summary contains forward-looking statements that involve risks or uncertainties. Our actual results may differ significantly from the results discussed in such forward-looking statements due to certain factors, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-looking Statements.”

Our Company

We are the leading U.S. manufacturer and supplier of impact-resistant residential windows and doors, and we believe the “PGT” brand is the most recognized brand in the U.S. for these products. Having pioneered the development of these products over two decades ago, we believe our products to be the most technologically advanced impact-resistant window and door products in the industry. We manufacture complete lines of high-end, luxury, premium and mass-custom fully customizable aluminum and vinyl windows and doors and porch enclosure products, targeting both the residential repair and remodeling and new construction end markets. We market our legacy products under three recognized brands: PGT Custom Windows & Doors, CGI Windows and Doors and WinDoor, the last two of which we have acquired since 2014, and we believe are all positively associated with service, performance, quality, durability and energy efficiency. We recently acquired the brands and operations of Western Window Systems as part of the Western Window Systems Acquisition. Like our legacy brands, we believe that the Western Window Systems brands are associated with innovation, quality, durability and energy efficiency in the indoor/outdoor living space markets.

•

On September 22, 2014, we acquired CGI Windows and Door Holdings, Inc. (“CGI”), an innovator in impact-resistant product craftsmanship, strength and style that is recognized and respected in the architect community.

•

On February 16, 2016, we completed the acquisition of WinDoor, Incorporated (“WinDoor”), a provider of high-performance, impact-resistant windows and doors to five-star resorts, luxury condominiums, high-rise multi-family buildings, hotels and custom high-end single family homes.

•

On September 6, 2016, we acquired an established fabricator of impact-resistant storefront window and door products, US Impact Systems, Inc. (“USI”), and announced the formation of CGI Commercial (“CGIC”), the brand and company through which we sell the former USI products.

On December 14, 2016, we announced the unveiling of our new name, PGT Innovations, Inc., formerly PGT, Inc., as part of our strategy to bring together under a single identity our various go-to-market brands serving all levels of the premium impact-resistant residential window and door market, from mass-custom to high-end, luxury products, as well as the light commercial market. We believe these strategic decisions have solidified our position as the leading manufacturer and supplier of impact-resistant windows and doors in the U.S. reflecting our focus in expanding into other innovative brands, including through potential acquisitions designed to diversify and broaden our product portfolio and/or the geographic markets where our products are sold.

On August 13, 2018, we acquired Western Window Systems, an award-winning designer and manufacturer of premium contemporary doors and window systems with a focus on unifying indoor/outdoor living spaces, for a cash purchase price of approximately $355.2 million (after giving effect to certain post-closing adjustments). The Western Window Systems Acquisition has significantly increased and diversified our product offerings, enabling us to expand beyond our current geographically focused portfolio of primarily impact-resistant products to include contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets.

For the year ended December 30, 2017, on a pro forma basis after giving effect to the Western Window Systems Acquisition, we would have generated approximately $611.2 million in net sales, $29.3 million in net income and $104.8 million in Adjusted EBITDA. For the six-month period ended June 30, 2018, on a pro forma basis after giving effect to the Western Window Systems Acquisition, our net sales would have been $372.5 million, our net income would have been $27.2 million and our Adjusted EBITDA would have been $71.1 million. For a reconciliation of our pro forma Adjusted EBITDA to pro forma net income, see “Summary Unaudited Pro Forma Condensed Combined Financial Information.”

PGTI Net Sales Mix—Twelve-Month Period Ended June 30, 2018

Net Sales by Geography	Net Sales by Product Group	Net Sales by End Market

PGTI Legacy Operations

Our legacy products are highly engineered and technically advanced windows and doors that can withstand some of the toughest weather conditions on earth, such as hurricane-force winds. Our impact-resistant legacy products combine heavy-duty aluminum or vinyl frames with laminated glass to ensure structural integrity, which provides protection from wind-driven projectiles of all sizes and other debris during a storm. Our impact-resistant legacy products substantially reduce the likelihood of penetration by impacting projectiles, protecting people and property, while providing expansive, unblocked exterior views that other forms of protection, such as shutters or wood coverings, do not provide. Our impact-resistant legacy products also offer many other benefits, including: (1) abatement of sound to substantially decrease outside noise, including during hurricanes; (2) protection against the damaging effects of ultra-violet light; (3) reduction of energy loss due to changing external temperatures; and (4) energy efficiency that can significantly reduce cooling and heating costs, as evidenced by the energy ratings our products have received. These impact-resistant legacy products satisfy the nation’s most stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. We also manufacture vinyl porch and patio enclosure products that are designed to allow air flow while protecting against inclement weather, making outdoor spaces more inviting.

Our current market share in Florida, which is the largest impact-resistant window and door market in the U.S., is greater than that of any competitor. We believe our leading market position is derived from our broad and high-quality product offerings, continuous innovation, well-recognized brands, strong customer relationships, technical capabilities, customer care and extensive knowledge of and involvement in developments regarding hurricane-protection building codes and testing protocols.

With approximately 2,600 employees in four locations (North Venice, Orlando, and two locations in Miami, Florida), our vertically integrated manufacturing capabilities include in-house glass cutting, tempering, laminating and insulating capabilities, which provide us with a consistent source of specialized glass, shorter lead times, lower costs relative to third-party sourcing and an overall more efficient production process. Additionally, our manufacturing process relies on just-in-time delivery of raw materials and components as well as synchronous flow to promote labor efficiency and throughput, allowing us to more consistently fulfill orders on-time for our valued customers.

The geographic regions in which we currently conduct business include the Southeastern U.S., Gulf Coast, Coastal mid-Atlantic, the Caribbean, Central America and Canada. We distribute our products through multiple channels, including approximately 1,100 independently-owned dealers and distributors, national building supply distributors, and the in-home sales/custom order divisions of major U.S. homebuilding and improvement supply retailers. We believe this broad distribution network provides us with the flexibility to meet demand as it shifts between the repair and remodel and residential new construction end markets.

PGTI BRAND OVERVIEW

76% of Net Sales for Twelve-Month Period Ended June 30, 2018

•   #1 consumer brand for impact-resistant products

•   Available in aluminum and vinyl

•   Broadest impact-resistant product offering in the industry

•   Also offer non-impact aluminum and vinyl products and porch enclosures

•   Mass-custom market

17% of Net Sales for Twelve-Month Period Ended June 30, 2018

•   Acquired in 2014 to expand PGT’s presence in high-end markets

•   Leading Architect Brand for impact-resistant products

•   Complementary aluminum and vinyl impact products

•   Commercial collection for resorts, hotels, schools, offices and storefronts

•   Value-custom premium and commercial markets

7% of Net Sales for Twelve-Month Period Ended June 30, 2018

•   Acquired in 2016 to increase penetration in the high-end home, luxury condominium, hotel and 5-star resort markets

•   Leading brand to “Luxury Market” for impact-resistant products

•   Highly customizable

•   Largest sizes and highest design pressures in industry

•   High performance to withstand toughest conditions

Acquisition of Western Window Systems

On August 13, 2018, we completed the Western Window Systems Acquisition for a cash purchase price of approximately $355.2 million (after giving effect to certain post-closing adjustments). In connection with the Western Window Systems Acquisition, on August 10, 2018, we issued $315.0 million aggregate principal amount of 6.75% senior notes due 2026 (the “2026 Notes”). The purchase price was funded by a combination of the sale of the 2026 Notes and cash on hand.

As a leading designer and manufacturer of innovative window and door systems that unify indoor/outdoor living, we believe the Western Window Systems Acquisition further enhances our reputation as a leader in product development and innovation. We also expect to leverage our network of dealers and experience in the repair and remodel market, from which approximately 64% of PGTI’s sales were derived in the six months ended June 30, 2018, to provide growth opportunities for Western Window Systems’ products. Our management team believes the Western Window Systems Acquisition is an important step towards helping us achieve our strategic goal of becoming a national window and door company that manufactures and supplies a collection of premium brands and products and focuses on servicing market needs that require a higher level of technical capability and quality.

The Western Window Systems Acquisition provides us with a foothold in certain key U.S. markets in the West and Southwest and gives Western Window Systems the opportunity to expand into regions in the Southeast U.S. where our operations are already significantly established. We believe that the revenue of Western Window Systems can be increased meaningfully by rapidly and responsibly adding, and properly supporting and training, dealers that serve new geographies and market verticals throughout North America. We believe that our long history of focusing on establishing dealer relationships and support will result in increased productivity for many of Western Window Systems’ existing dealers, as well as adding a significant number of new dealers. The vast majority of Western Window Systems’ business is located in California, Texas, Arizona, Nevada and Hawaii, and its sales growth in these areas has outpaced industry-wide growth in housing starts. Moreover, driven by favorable consumer trends toward indoor/outdoor living spaces, Western Window Systems has gained geographic and customer penetration with its indoor/outdoor product offerings. The Western Window Systems Acquisition extends our current geographic coverage and provides revenue diversity, resulting in less sales concentration in our current core market of Florida, and less concentration in our core impact-resistant product lines. We expect continued growth, as well as customer and product diversification opportunities, based on housing starts in Western Window Systems’ served markets, as well as strong margins across both the Custom and Corporate Builder sales channels. We believe these expected margins will complement the strong margins of our existing impact-resistant product lines. Furthermore, as part of PGTI, Western Window Systems has the opportunity to leverage our existing footprint and infrastructure in Florida and the Southeast U.S., and capitalize on the strength of our repair and remodeling competencies as well.

We believe the PGTI and Western Window Systems businesses are highly complementary from a culture, people-first process, product offering, technical capability, manufacturing and distribution perspective. Western Window Systems and PGTI both have continuous improvement cultures based on operational excellence that drives key customer metrics that are closely monitored (on-time delivery, complete orders and quality) while continuously exploring ways to responsibly decrease costs and improve margins. To promote that type of culture, both PGTI and Western Window Systems have historically emphasized incentive-based compensation for their management teams, and we will continue to do so as a combined company. In addition, both PGTI and Western Window Systems emphasize engineering, innovation and achievement, which we believe results in highly-engineered and technically advanced product designs. We believe the Western Window Systems Acquisition will extend and diversify our product offerings, while preserving our focus on premium market positioning and high margin products that we expect will maintain our strong free cash flow profile. Further, we believe our experience and success in the repair and remodeling market should provide an opportunity for end market expansion for Western Window Systems’ products, as the repair and remodeling market has not historically been the focal point for Western Window Systems. Similarly, we believe Western Window Systems’ contemporary window and door designs complement our existing CGI and WinDoor commercial offerings, particularly in restaurant, hotel, multi-story, hospital and store-front applications. We expect to leverage Western Window Systems’ distribution channels to extend our energy efficient product penetration. We also expect to realize certain cost synergies in our overhead, information technology, manufacturing and supply chain through leveraging our increased scale when sourcing raw materials such as glass and aluminum.

Combined Company Net Sales Mix—Twelve-Month Period Ended June 30, 2018

Net Sales by Geography	Net Sales by Product Group	Net Sales by End Market

Western Window Systems Overview

Headquartered in Phoenix, Arizona, Western Window Systems designs and manufactures award-winning contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets. Western Window Systems’ management has historically focused on targeted innovation of premium, energy efficient window and door products, dealer expansion to serve new geographies, meeting growing consumer demand for its products that facilitate indoor/outdoor living spaces, and expansion into new sales and distribution channels and markets, such as the commercial market. Western Window Systems serves its customer base throughout the Western U.S. in the Custom sales channels (i.e., residential custom home builders who generally construct 50 or fewer new homes per year with prices ranging from approximately $500,000 to $1,500,000) and Corporate Builder sales channel (i.e., residential production builders that generally construct more than 50 new homes per year with prices ranging from approximately $150,000 to $750,000). Western Window Systems also markets its commercial products, which include contemporary windows and doors for end-use applications such as hotels, restaurants, schools and hospitals, using the sales teams that work in both of these sales channels. The Custom sales channel, with its highly customized consumer demand requirements and design specifications, provides whole house contemporary doors and windows with narrow site lines, aluminum frames and large opening solutions for luxury single family residential homes. Within the Corporate Builder sales channel, Western Window Systems seeks to capitalize on evolving consumer preferences for outdoor living by providing an aspirational product upgrade for consumers purchasing homes from residential production builders. In the past 12 months, Western Window Systems also launched 14 new products that deliver on consumer preferences for thin site lines, favorable energy ratings and luxury performance. This new product line has broad application across the U.S. and supports market trends towards indoor/outdoor living and contemporary style and design.

Key Sales Channel Overview
Custom	Corporate Builder

53% of Gross Revenue for Twelve-Month Period Ended

June 30, 2018 ($62.0 million)

•   Focuses on providing whole house contemporary
doors and windows and aluminum frames for
single family luxury residential homes

•   Focused on meeting highly customized customer
demand requirements and design specifications

47% of Gross Revenue for Twelve-Month Period
Ended June 30, 2018 ($54.0 million)

•   Focuses on single-family residential
production builder homes as the leading
indoor/outdoor solutions provider

•   Western Window Systems’ doors help
position builders in line with popular
consumer trends

Gross Revenue by Product Line for Twelve-Month Period Ended June 30, 2018	Gross Revenue by Product Line for Twelve-Month Period Ended June 30, 2018

Gross Revenue by State for Twelve-Month Period Ended June 30, 2018	Gross Revenue by State for Twelve-Month Period Ended June 30, 2018

Western Window Systems’ award-winning and innovative designs combine performance and quality with clean, functional designs. Products are designed for strength, easy integration into a variety of spaces and smooth operation, and are tested for durability. Its broad product portfolio of windows and door systems include custom window and door solutions, multi-slide door systems, bi-folding door systems, sliding door systems and window walls. Additionally, we believe Western Window Systems has information technology systems that enhance the customer experience and support product innovation, as demonstrated by its launch of 14 new products over the last 12 months. Western Window Systems leverages these applications in sales/customer service, front end order management and back end data analysis. These advantages have positive implications and, as part of our integration plan, we will evaluate expanding these applications and systems across the larger enterprise.

Western Window Systems has approximately 640 different customers with no single dealer representing more than 8% of sales in the fiscal year ended December 31, 2017. In the Corporate Builder sales channel, Western Window Systems’ products are used by 18 of the top 20 production builders in the U.S., including Toll Brothers, CalAtlantic (now part of Lennar), DR Horton, Richmond American and Drees among others, and Western Window Systems has 23 preferred vendor agreements with production builders. Western Window Systems has made significant investments in building an experienced and knowledgeable sales team including inside and outside sales representatives to generate sales with both new and existing customers across its core and emerging markets. Western Window Systems sales teams have an established competency in developing relationships with builders that “pulls” sales through dealers to drive sales volumes. Core markets include California, Texas, Arizona and Nevada, with Hawaii being an additional core market in the Custom sales channel.

In January 2017, Western Window Systems began manufacturing in a new approximately 170,000 square foot manufacturing and distribution facility in Phoenix, Arizona, with capacity to support over $300 million in annual revenue across three to four shifts. Western Window Systems utilizes lean manufacturing techniques minimizing waste in the value stream and continuous improvement processes throughout the factory floor and within the office to optimize all processes and eliminate fulfillment bottlenecks. Western Window Systems primarily operates on a build-to-order production and fulfillment model. Due to the build-to-order oriented nature of its premium products, and its industry leading lead times for its Corporate Builder sales channel, Western Window Systems generally does not carry finished goods inventory other than orders awaiting shipment. Most products are shipped through a dedicated common carrier, although others are utilized as needed. Western Window Systems also maintains an in-house fleet of five trucks for deliveries within Arizona, Nevada and California, and utilizes crate, freight and cargo containers for shipment to Hawaii as necessary. We believe Western Window Systems enjoys relationships with its core suppliers that allow for innovative and rapid supply chain solutions that reduce costs and shorten lead times.

Industry Overview

According to The Freedonia Group, the U.S. window and door market totaled approximately $27.2 billion in 2016, and is forecast to grow at a 4.8% annual rate to $34.3 billion by 2021. The broader market growth is driven by strength in new housing construction and renovation activity supported by a favorable macroeconomic environment driven by the new favorable tax code, high consumer confidence, near historical lows for unemployment, increasing home prices and rising wages.

Repair and Remodel Market: The broader U.S. economy currently remains strong, with GDP expanding at approximately 2.5% per annum, unemployment near all-time lows and rising consumer confidence. According to the National Association of Home Builders, the Remodeling Market Index (RMI) has been above 50—which indicates more remodelers report higher market activity quarter-over-quarter— since the second quarter of 2013. The strong economy, paired with strong median home price appreciation and single-family home inventory shortages, provides significant tailwinds in the repair and remodel market, where home owners are increasingly spending on their homes with feature-rich products.

Impact-Resistant Market: According to the American Architectural Manufacturers Association, impact-resistant residential windows comprise approximately 6.7% of the overall residential window market nationally. According to The Freedonia Group, the windows and patio doors market for impact and non-impact products in Florida is projected to grow at an annual rate of 8.7% from 2015 through 2019. This growth is driven by enhanced product features, including durability, energy efficiency, UV protection, improved security and noise reduction, as well as insurance premium discounts. Impact-resistant windows are a key component of “passive protection.” Passive protection features represent advancement in storm protection over traditional “active protection” options such as storm shutters and wooden window coverings. In addition to the enhanced product features, the introduction and adoption of evolving building codes, which require the use of impact-resistant protections, and expected ongoing storm activity foster increased product awareness and support additional growth in this segment.

Florida Market: Within Florida, our primary market, windows and doors are over a $1.1 billion industry, with approximately 65% of the market comprised of impact-resistant products. Based on a survey conducted with a group of Florida residents, we estimate that approximately 76% of the residential housing units sold into the Florida market in recent years have used passive protection. Additionally, many homes built prior to the adoption of codes requiring impact-resistant protection continue to have no protection. Door & Window Market Magazine estimates that more than 50% of Florida residents do not currently have impact-resistant windows or doors, even after giving effect to preparations taken by homeowners through the middle of 2018 for the upcoming hurricane season. In addition to this market penetration opportunity, Florida is well-positioned for continued growth with single-family housing starts currently growing faster than the national average (yet still well below long-term averages), and supported by macroeconomic trends that have recently outpaced the broader economy.

Florida Regulatory Overview: Florida has the most stringent building code regulations in the U.S. resulting from the likelihood for violent storms and high winds. After Hurricane Andrew caused over $25 billion of damages in 1992, Miami-Dade County issued the country’s toughest building codes with the state of Florida adopting similar codes. As of 2017, building codes throughout Florida require impact-resistant products in areas where wind speed can reach 140 mph as well as in coastal regions where wind speed can reach 130 to 140 mph.

Florida Residential Impact-Resistant Codes

Source: 2017 Florida Building Code

As part of the current building codes, any new house or building complex that is built along the coastlines in Florida must incorporate some form of impact protection either through active or passive means. This applies to both new construction and renovation projects. Compliance with the code requirements is expected to positively impact the growth of impact-resistant products in Florida as new construction and repair and remodeling activity continues.

In addition to code-driven growth, impact-resistant products are expected to benefit from the rebuilding activity associated with the recent hurricanes. In 2017, it is estimated that Hurricanes Harvey (Category 4), Irma (Category 5) and Maria (Category 4) caused approximately $155 to $390 billion in damages. For reference, the Congressional Budget Office estimates that on average hurricane damage amounts to approximately $28 billion per year. Not only do hurricanes create demand for impact-resistant products associated with rebuilding, but they also increase awareness of the associated benefits of impact-resistant windows and doors, versus shutters and other forms of active protection, among consumers, builders and contractors.

Southwest Market: Western Window Systems’ primary markets are in California, Texas, Arizona and Nevada, which together account for approximately 83% of Western Window Systems’ revenue for the six-month period ended June 30, 2018. Economic and housing trends in those core markets have outperformed the broader U.S. economy in 2017, with core market GDP rising 2.4% to 3.0% versus nationwide GDP growth of 2.3%, and core aggregate housing starts rising 11.6% versus nationwide growth of 8.6%. Within California and Texas, housing inventory levels have recovered 30% and 37%, respectively, above recent troughs; however, inventory levels remain 67% and 61%, respectively, below peak levels, indicating potential for further expansion. Additionally, evolving consumer preferences toward indoor/outdoor living and contemporary narrow site line designs are still early in their adoption curve in these markets and continued adoption is expected to provide further growth in product areas in which Western Window Systems benefits from a first mover advantage. According to Architect Magazine, outdoor living spaces have been the most popular special function room for five consecutive years.

Competitive Strengths

Our management believes we are distinguished by the following competitive strengths:

Market Leader in Impact-Resistant Window and Door Market: We are the leader in the impact-resistant window and door market in the Florida market, the largest impact-resistant window and door market in the U.S. We benefit from an impact-resistant window and door market that requires: (1) expertise in the highly technical, time consuming and expensive regulatory approval process; (2) entrenched relationships with dealers, architects and homebuilders; (3) breadth of complex and highly engineered product offerings; and (4) compliance with stringent building codes in our primary, hurricane-prone markets. We believe our broad portfolio of products, industry experience and long-term relationships with customers and local building code authorities provide us with a competitive advantage over larger national competitors, while our size and scale provide a competitive advantage over smaller, regional competitors. Stringent building codes and protocols and recent large storm activity have increased public awareness of the advantages of our impact-resistant offerings, which we believe creates significant opportunity for continued sales growth in the impact-resistant market.

As a result of the consummation of the Western Window Systems Acquisition, we expect the complementary markets, sales channels and manufacturing and distribution capabilities of the two businesses to further strengthen our overall market position. Western Window Systems has developed strong relationships and customer intimacy with end users in its respective markets. We believe the Western Window Systems Acquisition provides us the opportunity to: (1) expand sales of Western Window Systems’ products into our markets in the Southeastern U.S., including numerous markets in Florida that do not require window and door products to be impact-resistant; (2) significantly increase sales of Western Window Systems’ products into the repair and remodel market in both the Southeastern U.S. and in Western Window Systems’ existing geographic markets, by using our understanding of the repair and remodel market; (3) increase sales of both our and Western Window Systems’ products into commercial markets, potentially under a single, unified brand; and (4) expand sales of our non-impact window and door products into new markets in the Western U.S., all of which we expect to enable us to achieve our goal of geographic, channel, customer and product diversification, and further strengthen our overall market position, including in Florida, using a “pull through” sales strategy that drives dealer sales through the demand Western Window Systems creates from its relationships with builders and contractors that purchase window and door products from those dealers. We believe that implementing portions of that “pull through” sales strategy with our business will provide advantages to us, and the implementation of portions of our dealer-focused sales strategy, including increased dealer training and other support, will provide advantages, including increased sales to dealers, for the Western Window Systems’ business.

Broad Product Portfolio of Quality and Innovative Products: As a pioneer in the development of the impact-resistant industry and products over two decades, we believe our products to be the most technologically advanced and impact-resistant window and door products in the industry. Through our relationships with customers and local building code authorities, we have developed a reputation as the recognized leader in experience and technological expertise. We have a long-term track record of product innovation and developing high performing products, capable of withstanding some of the toughest weather conditions and meeting the most stringent impact building code requirements in the country. As a result, we offer more Impact-Resistant Certified products than any window and door manufacturer in the U.S. Further, we also manufacture non-impact-resistant products in both aluminum and vinyl frames.

As a leading designer and manufacturer of innovative premium contemporary window and door systems designed to unify indoor/outdoor living spaces, the addition of Western Window Systems to our portfolio of companies is intended to further establish our reputation as a leader in product development within the high-end, special purpose window and door industry, and enable us to take advantage of key market trends. Western Window Systems’ product quality, energy efficiency and innovation allows it to target the luxury, high margin segment of residential home building, just as we target that segment of the residential market in our core market. We believe the Western Window Systems Acquisition will significantly increase our addressable market, scope of marketing campaigns, geographic reach, and entry into new price points of homes, architecture styles, and product offerings. We believe the Western Window Systems Acquisition will allow us to expand beyond our current impact-resistant Florida-centric product focus to also include contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets, which we would intend to sell in both the existing Western Window Systems geographic markets, and in Florida and other Southeastern U.S. markets.

Long-standing Diversified Customer Base and Balanced End Market Exposure: Our legacy operations maintain a diversified base of approximately 1,100 window distributors, building supply distributors, window replacement dealers and enclosure contractors. Our largest customer accounted for approximately 5% of net sales and the top ten customers accounted for approximately 23% of net sales for the six-month period ended June 30, 2018. Although we do not supply products directly to homebuilders, demand for products is also a function of relationships we have developed with a number of national homebuilders. Western Window Systems has 23 preferred vendor agreements with large production volume homebuilders, which we intend to leverage to attempt to sell certain of our PGTI products to those same homebuilders with whom we do not already have established relationships. Both PGTI and Western Window Systems have demonstrated an ability to build long-term relationships and customer intimacy and develop end user loyalty to generate product demand. Moreover, PGTI has enjoyed a balanced exposure to both residential repair and remodel and new construction end markets. In addition to higher margins, this balanced exposure provides greater stability relative to the more cyclical nature of new construction. We intend to use our experience and success in the repair and remodel market to significantly increase sales of Western Window Systems’ products into the repair and remodel markets, both in its existing core geographic markets, and in our markets in the Southeastern U.S., where impact-resistant building codes are not applicable.

Proven Ability to Acquire and Integrate Acquisitions: Over the past four years, we have acquired and integrated specialty window and door companies that are leaders in their respective niche markets and fit our margin profile and geographical scope. From 2014 through 2017, we have maintained a moderate leverage profile while financing the acquisitions of CGI (2014) and WinDoor (2016), and driving significant revenue and Adjusted EBITDA growth. The additions of CGI and WinDoor have expanded our offering of quality impact-resistant window and door products and allowed us to penetrate and become a leader in new markets, such as high-end residential and high-rise condominium markets. We believe our disciplined acquisition methodology and framework allows us to successfully acquire and integrate new companies to capitalize on our growth strategy, while deleveraging our balance sheet relatively quickly in the years following those acquisitions.

Strong Margins and Free Cash Flow Generation: Our continued focus on niche/special purpose, high quality impact-resistant and other products is expected to allow us to maintain our relatively high margin performance, as compared to window and door companies in general. Our margins are currently higher than during the previous housing peak as a result of streamlined vertically-integrated manufacturing processes, focus on continuous improvement and manufacturing efficiencies, including reducing scrap rates, and a continued shift towards increasing sales of impact-resistant products in the repair and remodel market, which generally provides higher margins than sales into the new home construction market. Historically, we have had a low capital expenditure level (approximately 5% of revenue for the six-month period ended June 30, 2018), as our business, unlike many others, does not typically require substantial capital expenditures to maintain production reliability and growth). We have historically generated strong free cash flow due to moderate capital expenditure needs, continued top-line growth and a focus on driving operational efficiencies. Western Window Systems has demonstrated a similar focus and ability to maintain strong margins across both the Custom and Corporate Builder sales channels, and we expect to gain additional operating leverage as operations are integrated. We have demonstrated our ability to deleverage after prior acquisitions and expect the free cash flow profile of the combined businesses to facilitate future deleveraging.

Experienced and Proven Management Team: Our senior management team has extensive industry and public company experience, and a proven track record. Key management has significant tenure with us and has overseen the most critical aspects of our strategy over that time, including our initial public offering in 2006, managing our business through the most significant housing crisis since the Great Depression, successfully developing and implementing our acquisition strategy of becoming a leader in the Florida market, and expanding our geographic scope, while simultaneously integrating those acquisitions and deleveraging our balance sheet following each acquisition. Under our current executive management team, we believe we are well positioned for long-term growth. The combination of the cultures at PGTI and Western Window Systems, where we believe the core values are aligned to promote long term growth and increase shareholder value, is expected to favorably impact personnel and talent at all levels while driving innovation and continuous improvement initiatives throughout our business. We intend to leverage the talent in PGTI’s and Western Window Systems’ highly dynamic and experienced management teams with the entrepreneurial spirit at each company.

Business Strategy

Capitalize on Attractive Industry and Macroeconomic Tailwinds: We believe that we are well-positioned to capitalize on positive industry trends to help drive long-term growth. Within the impact-resistant market, consumer preferences are moving toward more technologically advanced products featuring contemporary design with enhanced product features, including durability, energy efficiency, UV protection, improved security, noise reduction and insurance premium discounts. In addition to the enhanced product features, the introduction and adoption of stringent impact-related building codes and recent and expected ongoing storm activity foster increased product awareness and support additional growth. Moreover, Western Window Systems’ product portfolio is well-positioned to capitalize on evolving consumer preferences toward unifying indoor/outdoor living spaces, contemporary narrow site line designs and energy efficiency. We believe these trends are still early in their adoption curve in core markets, and continued adoption is expected to provide further growth in product areas in which Western Window Systems benefits from a first mover advantage.

We are strategically positioned in core markets with attractive business fundamentals, including above average GDP growth, population growth and low unemployment, and where growth in single family housing starts has recently outpaced the national average, yet remains well below long-term averages. Our position in our core, Florida market is characterized by significant market share, high margins and wide service coverage and a deep, diversified, strategic dealer-focused account base. With the Western Window Systems Acquisition, we gain access to additional core and emerging markets with similarly attractive fundamentals and in which the combined product portfolio is well positioned to capitalize on evolving consumer preferences that we believe are early in their adoption. As a result, we believe the combined company will be well-positioned to capitalize on the industry’s positive macro trends while also gaining incremental share through new product launches, increasing Western Window Systems’ presence in the repair and remodel markets in its core markets and in the Southeastern U.S., introducing Western Window Systems’ products into PGTI’s markets and vice versa, and focusing on continued product differentiation for customers, productivity enhancements for our combined operations, and addressable market expansion.

New Product Innovation & Customer Intimacy: We focus on developing quality niche/special purpose products that require a high degree of technical capability. We strive to maintain a robust new product pipeline to complement our existing offerings, with new products currently consisting of approximately 20% of our overall sales for the six-month period ended June 30, 2018. Our focus on innovation has created a reputation for product development and technological expertise that differentiates our products in the marketplace and enables premium positioning. As a result, we enjoy strong margins in our product areas, as demonstrated by our gross margin of 33.8% for the six-month period ended June 30, 2018. We have emphasized customer focus with our employees and employ a 360 degree service model to provide multiple points of contact with our customers. We employ trained and knowledgeable salespeople to work closely alongside our customers, providing critical dealer training and other support. We leverage our customer intimacy and analytics to drive strategic priorities and new product development, so as to address continually evolving customer needs and develop products with high growth potential. As a result, we have developed a strong and broad product portfolio that we believe provides an on-going competitive advantage to our business.

Realize Cost Synergies and Growth Opportunities from the Western Window Systems Acquisition: We expect the combination of PGTI and Western Window Systems to allow us to realize certain cost synergies through procurement savings relating to glass, aluminum and other supply chain inputs (in particular with respect to the purchase of glass, as our most significant input, as to which we and Western Window Systems have a common supplier), together with other expense savings relating to the integration of certain back-office functions, including technology platforms. Additionally, we believe the combination of PGTI and Western Window Systems will provide the opportunity for meaningful revenue growth across the combined entity. The Western Window Systems Acquisition also creates addressable market expansion of core business divisions via new products and marketing campaigns that we expect to extend reach into new price points of homes and architecture styles. We believe there is potential upside from incremental sales growth resulting from cross-selling opportunities through our respective channels, as well as geographical expansion of each company’s product lines into the other company’s core geographic markets, and end market expertise. We expect our repair and remodeling experience to provide meaningful growth opportunities for end market expansion within the Western Window Systems’ product portfolio, both in its core states and in our existing core markets. We believe there is opportunity to leverage Western Window Systems’ dealer network to access new markets with certain of our products. Additionally, we expect integration of Western Window Systems’ commercial products and our CGI and WinDoor commercial products into a unified sales and marketing initiative, potentially under a single, new brand, as well as investments in the light commercial sales processes utilizing our combined existing product portfolio as well as targeted new product development to provide growth opportunities within the combined company’s commercial product lines.

Continue to Drive Operational Efficiency and Improve Margins: We believe that expanding our operations to meet increasing demand is an important strategic pillar, and we are targeting meaningful improvement of gross margin over the next three years through increased purchasing power, new technologies, shared services and our master facilities plan. In addition to expanding our operations, we are evaluating adding more automation to our manufacturing processes, providing our manufacturing leaders and team members more time to focus on maintaining and increasing product quality and implementing lean manufacturing techniques and processes. Our margins are currently higher than during the previous housing peak as a result of streamlined vertically-integrated manufacturing processes, consistent focus on continuous improvement and manufacturing efficiencies and improved employee training. Our manufacturing and assembly locations are strategically located close to most of our end-customers to keep the cost of shipping relatively lower, while our plants are focused on lean manufacturing and quick output of products. However, we believe that, due to the quality and reputation of the combined companies’ products, and their niche market positioning, we will be able to profitably sell Western Window Systems’ products, manufactured in Arizona, in the Southeastern U.S., including Florida, and sell certain of our products, manufactured in Florida, in Western Window Systems’ core states in the Western U.S., despite the increased transportation costs associated with that cross-selling. We believe the combined entity will provide for additional margin improvement opportunities, as a result of Western Window Systems’ new, state-of-the-art manufacturing facility which has significantly decreased manufacturing costs as a result of achieving receiving, shipping and labor efficiencies.

Maintain Disciplined Capital Deployment: We recognize that resources are not limitless and we have placed a strategic focus on allocating capital generated from free cash flow to support strong core market growth, margin improvement, and, with the Western Window Systems Acquisition, geographic and product diversification. We have benefited from, and we expect to continue to benefit from, an attractive and highly cash generating business model. We plan to use cash generated to maintain and extend manufacturing capabilities, support new product development, fund the working capital needs of a growing business, make strategic acquisitions and repay debt, consistent with our strategy following our three most recent acquisitions. Following the Western Window Systems Acquisition, we expect to focus on capturing the significant cost savings and revenue growth opportunities presented by the combination and integrating the platform efficiently. We expect the annual level of capital expenditures for the combined company to be between 3% and 4% of net sales, with approximately 2% to 3% deployed for profit enhancing purposes and the remainder for maintenance purposes. While we expect to opportunistically make additional investments and acquisitions to further our goal of product and geographic diversification, we have a proven track record of repaying debt and deleveraging after acquisitions, and we intend to continue that strategy with respect to our use of capital going forward.

Corporate Information

PGTI was incorporated in the state of Delaware on December 16, 2003. Our principal executive offices are located at 1070 Technology Drive, North Venice, Florida 34275 and our telephone number at that address is (941) 480-1600. Our website address is www.pgtinnovations.com. The information contained on our website or that can be accessed through our website is not incorporated by reference in, and does not constitute part of, this prospectus supplement or the accompanying prospectus, and you should rely only on the financial and other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein, when making a decision as to whether to invest in the shares of our common stock in this offering. Our common stock has been publicly traded since July 28, 2006 and is listed on the New York Stock Exchange (“NYSE”) where it has traded since December 28, 2016 under the symbol “PGTI.” Prior thereto, our stock was traded on the NASDAQ Global Market.

The Offering

Issuer	PGT Innovations, Inc.

Common Stock Offered by Us	7,000,000 shares. We have also granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares of our common stock.

Common Stock to be Outstanding Immediately after This Offering	57,914,909 shares (or 58,964,909 shares if the underwriters exercise their option to purchase additional shares from us in full).

Use of Proceeds	We estimate that the net proceeds from this offering, after the deduction of the underwriting discounts and commissions and our estimated expenses, will be approximately $173.7 million (or $199.9 million if the underwriters exercise their option to purchase additional shares of our common stock from us in full) , in each case assuming a public offering price of $26.20 per share of our common stock, which is equal to the last reported sale price of shares of our common stock on September 10, 2018. A $1.00 increase (decrease) in the assumed offering price per share of our common stock would increase (decrease) the estimated net proceeds from this offering by approximately $6.6 million (or $7.6 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering to repay certain indebtedness outstanding under our existing credit facility and, in the case of net proceeds in respect of the option to purchase additional shares, for general corporate purposes.

SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., one of the underwriters in this offering, acts as the administrative agent and collateral agent under PGTI’s 2016 Credit Agreement (as defined below), and SunTrust Robinson Humphrey, Inc., Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc., each underwriters in this offering, are arrangers under PGTI’s 2016 Credit Agreement. In addition, SunTrust Bank, Deutsche Bank AG New York Branch and KeyBank National Association, each affiliates of underwriters in this offering, are lenders under PGTI’s term loan credit facility.

See “Use of Proceeds” and “Underwriting.”

Risk Factors	In analyzing an investment in the shares our of common stock being offered pursuant to this prospectus supplement, you should carefully consider, along with other matters included in the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus, the information set forth under “Risk Factors” beginning on page S-31 of this prospectus supplement and in the accompanying prospectus, as well as in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

NYSE Symbol	PGTI

The number of shares of common stock shown above to be outstanding after this offering is based on 50,914,909 shares of common stock outstanding as of August 31, 2018 and excludes as of such date:

•	1,189,552 shares of our common stock issuable upon exercise of outstanding stock options under our incentive compensation plan at a weighted-average exercise price of $2.17 per share; and

•

667,533 shares of our common stock reserved for issuance in connection with future awards that may be granted under our incentive compensation plan, including awards of stock options, stock appreciation rights, restricted stock, phantom stock units, and other equity awards.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Historical Consolidated Financial Data of PGTI

The following tables present our summary historical consolidated financial and operating information for the periods indicated. The summary historical consolidated financial information as of December 31, 2016 and December 30, 2017 and for each of the three fiscal years in the three-year period ended December 30, 2017 is derived from our audited historical consolidated financial statements incorporated by reference herein. The summary statements of operations information for the six months ended July 1, 2017 and June 30, 2018 and the summary balance sheet data as of June 30, 2018 have been derived from our unaudited interim consolidated financial statements incorporated by reference herein.

This information is only a summary and should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations and risk factors included or incorporated by reference elsewhere in this prospectus supplement and the accompanying prospectus and our historical consolidated financial statements and notes thereto referred to above and incorporated by reference herein.

(dollars in thousands, except per share data)	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended December 30, 2017	Six Months Ended July 1, 2017	Six Months Ended June 30, 2018
Statement of Operations Data:
Net sales	$389,810	$458,550	$511,081	$250,105	$309,522
Cost of sales	270,678	318,452	352,097	173,813	204,802

Gross profit	119,132	140,098	158,984	76,292	104,720
Selling, general and administrative expenses	68,190	83,995	98,803	47,435	61,238
Gains on transfers of assets	–	–	–	–	(2,551)
Fair value adjustment to contingent consideration	–	(3,000)	–	–	–

Income from operations	50,942	59,103	60,181	28,857	46,033
Interest expense	11,705	20,125	20,279	9,478	7,652
Debt extinguishment costs	–	3,431	–	–	3,079
Other expense, net	388	–	–	–	–

Income before income taxes	38,849	35,547	39,902	19,379	35,302
Income tax expense	15,297	11,800	63	6,125	5,414

Net income	$23,552	$23,747	$39,839	$13,254	$29,888

Net income per common share:
Basic	$0.49	$0.49	$0.80	$0.27	$0.60
Diluted	$0.47	$0.47	$0.77	$0.26	$0.57
Weighted average shares outstanding:
Basic	48,272	48,856	49,522	49,368	50,087
Diluted	50,368	50,579	51,728	51,607	52,023

(dollars in thousands)	As of December 31, 2016	As of December 30, 2017	As of June 30, 2018
Balance Sheet Data:
Cash and cash equivalents	$39,210	$34,029	$63,923
Property, plant and equipment, net	84,209	84,133	93,433
Total assets	436,648	453,119	510,441
Total indebtedness, net	247,873	212,973	215,384
Total shareholders’ equity	132,852	175,325	208,844

(dollars in thousands)	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended December 30, 2017	Six Months Ended July 1, 2017	Six Months Ended June 30, 2018
Other Selected Data:
EBITDA(1)	$60,975	$71,345	$79,709	$38,123	$52,403
Adjusted EBITDA(1)	69,151	77,455	86,030	40,392	55,563
Free cash flow(1)(2)	15,065	28,716	34,296	10,750	30,802
Capital expenditures	17,391	17,694	17,818	6,324	14,892

(1)

EBITDA of PGTI is defined as net income plus interest expense (net of interest income), income taxes, depreciation, and amortization. Adjusted EBITDA of PGTI is defined as EBITDA adjusted for gain on sale of assets, consolidation charges, impairment charges, manufacturing inefficiencies, write-off of deferred financing costs and non-cash stock compensation expense. EBITDA and Adjusted EBITDA are measures commonly used in the window and door industry, and we present them to enhance your understanding of our operating performance. We use EBITDA and Adjusted EBITDA as two criteria for evaluating our performance relative to that of our peers. We believe that EBITDA and Adjusted EBITDA are operating performance measures that provide investors and analysts with measures of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. While we believe EBITDA and Adjusted EBITDA are useful measures for investors, they are not measurements presented in accordance with GAAP. You should not consider EBITDA and Adjusted EBITDA in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Below is a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented:

(dollars in thousands)	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended December 30, 2017	Six Months Ended July 1, 2017	Six Months Ended June 30, 2018
Net income	$23,552	$23,747	$39,839	$13,254	$29,888
Depreciation and amortization	10,421	15,673	19,528	9,266	9,449
Interest expense, net	11,705	20,125	20,279	9,478	7,652
Income tax expense	15,297	11,800	63	6,125	5,414

EBITDA	60,975	71,345	79,709	38,123	52,403
Debt extinguishment costs(a)	–	–	–	–	3,079
Facility and equipment relocation costs(b)	–	–	–	–	435
Gains on transfers of assets(c)	–	–	–	–	(2,551)
Transaction-related costs(d)	553	–	–	–	999
Hurricane Irma-related costs(e)	–	–	1,341	–	–
WinDoor transition costs(f)	–	–	1,687	–	–
Thermal Plastic Spacer system and glass line start-up and installation costs(g)	141	628	517	517	–
Management reorganization and other corporate costs(h)	405	650	828	715	–
Fair value adjustment to contingent consideration(i)	–	(3,000)	–	–	–
Refinancing- and WinDoor acquisition-related costs(j)	–	4,632	–	–	–
Product line relocation and termination costs(k)	–	1,431	–	–	–
System conversion costs(l)	3,863	–	–	–	–
New product launch costs(m)	1,440	–	–	–	–
Stock-based compensation	1,774	1,769	1,948	1,037	1,198

Adjusted EBITDA	$69,151	$77,455	$86,030	$40,392	$55,563

(a)	Represents debt extinguishment costs relating to the Company’s refinancing and the second amendment of the 2016 Credit Agreement on March 16, 2018.

(b)

Represents costs associated with the relocation of the CGI manufacturing operations to the Company’s new facility in Miami, FL, and costs associated with machinery and equipment relocations within our glass plant operations in Venice, FL due to the disposal of certain glass manufacturing assets to Cardinal Glass Industries. Of this amount, $416,000 is included in cost of sales with the remainder included in selling, general and administrative expenses.

(c)

Represents gains on transfers of assets to Cardinal LG Company (“Cardinal”) under an asset purchase agreement dated September 22, 2017 (the “Cardinal APA”). Pursuant to the terms of the agreement during the second quarter of 2018, we transferred assets to Cardinal which had a net book value of $3.2 million and fair value of $5.8 million. This amount is included in selling, general and administrative expenses.

(d)

In 2018, represents estimated costs relating to the Western Window Systems Acquisition, which we consummated on August 13, 2018, included in selling, general and administrative expenses. In 2015, represents due diligence costs of $553,000 associated with an abandoned acquisition, included in selling, general and administrative expenses.

(e)

Represents community outreach costs, recovery-related expenses and other disruption costs caused by Hurricane Irma in September 2017, of which $345,000 is included in cost of sales and $996,000 is included in selling, general and administrative expenses.

(f)

Represents costs relating to operating inefficiencies caused by changes in WinDoor’s personnel and its supply chain for glass, of which $1.2 million is included in cost of sales, and the remainder is included in selling, general and administrative expenses.

(g)

In 2017 and 2016, represents costs incurred associated with the start-up of our Thermal Plastic Spacer system insulated glass lines, included in cost of sales. In 2015, represents costs associated with start-up of new laminated glass line, included in cost of sales.

(h)

In 2017, represents costs associated with planned changes in our management structure, included in selling, general and administrative expenses. In 2016, represents special project costs relating to outside efficiency improvement experts, included in selling, general and administrative expenses. In 2015, represents other corporate costs of $274,000 included in selling, general and administrative expenses, and fair value adjustments due to losses on non-hedge commodity-related contracts of $131,000 included in other expenses, net.

(i)	Represents fair value adjustment resulting in the reversal of the liability for the earn-out contingency of $3 million established in the acquisition of WinDoor on February 16, 2016.

(j)

Represents costs and expenses relating to our February 16, 2016 acquisition of WinDoor and simultaneous refinancing of our then existing credit facility, as well as costs and expenses related to a minor acquisition completed in 2016. Of the $4.6 million of total costs and expenses, $3.4 million represents and is included in debt extinguishment costs, and $902,000 represents transaction- and refinancing-related costs and expenses included in selling, general and administrative expenses. Costs of $299,000 represent post-acquisition costs and are included in selling, general and administrative expenses.

(k)

Represents product line relocation costs relating to the execution of manufacturing efficiency strategies, $143,000 of which is included in cost of sales and $180,000 of which is included in selling, general and administrative expenses. The remaining $1.1 million represents product discontinuances, including our Architectural Systems aluminum and PremierVue vinyl impact products, of which $833,000 is included in cost of sales, and $275,000 is included in selling, general and administrative expenses.

(l)

Represents operating costs and inefficiencies associated with conversion to new enterprise resource planning system, of which $3.8 million is included in cost of sales and $47,000 is included in selling, general and administrative expenses. Of the total operating costs and inefficiencies, $1.9 million relates to incremental insulated glass purchase costs, $826,000 relates to additional material costs and $1.1 million relates to labor inefficiencies.

(m)	Represents costs associated with new product launches, of which $1.1 million is included in cost of sales, and $304,000 is included in selling, general and administrative expenses.

(2)

Free cash flow is defined as operating cash flow less capital expenditures. See “Special Note Regarding Non-GAAP Financial Measures.” The following table sets forth a reconciliation of operating cash flow to free cash flow for the periods presented:

(dollars in thousands)	Year Ended January 2, 2016	Year Ended December 31, 2016	Year Ended December 30, 2017	Six Months Ended July 1, 2017	Six Months Ended June 30, 2018
Operating cash flow	$32,456	$46,365	$49,025	$17,017	$39,874
Capital expenditures	(17,391)	(17,649)	(14,729)	(6,267)	(9,072)

Free cash flow	$15,065	$28,716	$34,296	$10,750	$30,802

Summary Historical Consolidated Financial Data of Western Window Systems

The following summary historical consolidated financial data of Western Window Systems as of December 31, 2015, 2016 and 2017 and for each of the fiscal years ended December 31, 2015, 2016 and 2017 have been derived from the audited consolidated financial statements of Western Window Systems included in our Form 8-K/A filed with the SEC on September 11, 2018, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical consolidated financial data of Western Window Systems for the seven-month period ended July 31, 2015 (Predecessor) and the five-month period ended December 31, 2015 (Successor) are derived from the audited consolidated financial statements of Western Window Systems, which are incorporated by reference herein. The following summary historical consolidated financial data of Western Window Systems for the six months ended June 30, 2017 and 2018 and as of June 30, 2018 have been derived from the unaudited interim consolidated financial statements of Western Window Systems, which are incorporated by reference herein.

This information is only a summary and should be read in conjunction with Western Window Systems’ management’s discussion and analysis of financial condition and results of operations and risk factors included in this prospectus supplement and the historical consolidated financial statements and notes thereto of Western Window Systems referred to above and included elsewhere in this prospectus supplement.

	Predecessor	Successor
(dollars in thousands)	Seven-Month Period Ended July 31, 2015	Five-Month Period Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Statement of Operations Data:
Net sales	$37,015	$32,757	$89,762	$100,159	$50,487	$63,025
Cost of sales	24,404	21,835	56,431	64,361	32,614	36,446

Gross profit	12,611	10,922	33,331	35,798	17,873	26,579
Selling, general and administrative expenses	11,729	10,005	22,391	27,403	13,225	17,105

Income from operations	882	917	10,940	8,395	4,648	9,474
Interest expense	439	1,736	4,318	4,300	2,125	2,222

Net income (loss)	$443	$(819)	$6,622	$4,095	$2,523	$7,252

(dollars in thousands)	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017	As of June 30, 2018
Balance Sheet Data:
Cash and cash equivalents	$3,171	$4,485	$3,320	$3,684
Property, plant and equipment, net	2,039	10,683	14,616	14,296
Total assets	117,370	125,800	126,229	125,187
Total indebtedness, net	43,779	42,860	41,476	33,758
Total members’ equity	64,923	68,314	71,334	75,585

(dollars in thousands)	Year Ended December 31, 2015(1)	Year Ended December 31, 2016	Year Ended December 31, 2017	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Other Selected Data:
EBITDA(2)	$6,183	$18,473	$17,203	$8,972	$14,125
Adjusted EBITDA(2)	13,894	19,700	18,781	9,820	15,582
Free cash flow(3)	1,944	6,162	2,158	(1,044)	11,717
Capital expenditures	934	9,442	6,007	4,264	895

(1)

This column represents a combined total of successor and predecessor periods. The presentation of successor and predecessor periods as a combined period is not in accordance with GAAP. The historical audited consolidated financial statements of Western Window Systems included elsewhere in this prospectus supplement reflect each period individually in accordance with GAAP.

(2)

EBITDA of Western Window Systems is defined as net income plus interest expense (net of interest income), income taxes, depreciation, and amortization. Adjusted EBITDA of Western Window Systems is defined as EBITDA adjusted for board dues, excess bonus expense, profit interest compensation, research and development costs, severance costs, residual lease expense, bad debt expense and certain termination expense. EBITDA and Adjusted EBITDA are measures commonly used in the window and door industry, and we present them to enhance your understanding of our operating performance. We use EBITDA and Adjusted EBITDA as two criteria for evaluating our performance relative to that of our peers. We believe that EBITDA and Adjusted EBITDA are operating performance measures that provide investors and analysts with measures of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. While we believe EBITDA and Adjusted EBITDA are useful measures for investors, they are not measurements presented in accordance with U.S. generally accepted accounting principles, or GAAP. You should not consider EBITDA and Adjusted EBITDA in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP.

Below is a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented:

(dollars in thousands)	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net income (loss)	$(376)	$6,622	$4,095	$2,523	$7,252
Depreciation and amortization	4,354	7,458	8,743	4,319	4,577
Interest expense, net	2,174	4,318	4,300	2,125	2,222
Income tax expense	31	75	65	5	74

EBITDA	6,183	18,473	17,203	8,972	14,125
Board fees(a)	–	59	75	50	33
Excess bonus expense(b)	–	–	–	–	650
Profit interest compensation(c)	150	422	431	216	216
Research and development(d)	–	399	340	281	–
Severance(e)	–	120	–	–	–
Residual lease expense(f)	–	–	483	246	287
Bad debt expense(g)	–	–	191	–	214
Moving expense(h)	–	227	58	55	–
Transaction-related expense(i)	6,942	–	–	–	57
Management services fees(j)	619	–	–	–	–

Adjusted EBITDA	$13,894	$19,700	$18,781	$9,820	$15,582

(a)

Represents board of directors fees, which will no longer be incurred after the Western Window Systems Acquisition. These fees are included in selling, general and administrative expenses in the respective periods incurred.

(b)

Represents compensation expense relating to targets set in 2018 exceeding $696,000 to compensate for lower than expected bonus levels in 2017. Management concluded that due to the circumstances, this compensation expense was non-recurring. This compensation expense is included in selling, general and administrative expenses.

(c)

Represents compensation expense relating to incentive units granted to certain officers and employees of Western Window Systems, similar to stock-based compensation expense due to its non-cash nature. Such fees are included in selling, general and administrative expenses in the respective periods incurred.

(d)

Represents third-party research and development fees incurred as the result of hiring consultants to assist with the launch of a new product line. These costs are considered to be non-recurring and not part of normalized research and development activities. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(e)

Represents costs relating the separation of a former member of executive management, which are deemed to be non-recurring in nature and included in selling, general and administrative expenses in the respective periods incurred.

(f)

Represents residual lease expense relating to the unused portion of an underutilized former facility for which Western Window Systems continues to be obligated under through December 2019, and which is deemed to be a non-normalized expenditure. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(g)

Represents bad debt adjustment relating to a large Corporate Builder dealer, whose historical bad debt experience has been immaterial and unlikely to continue to recur. The adjustment is included in selling, general and administrative expenses in the respective periods incurred.

(h)

Represents costs associated with moving manufacturing operations to a new facility between December 2016 and August 2017, which are deemed to be non-recurring and a non-normalized expenditure. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(i)

In 2015, relates to the July 2015 acquisition of Western Window Systems pursuant to a Membership Interest Purchase Agreement, dated as of July 1, 2015, and includes all transaction-related expenses and executive transaction bonuses that resulted from the acquisition. In 2018, represents costs and expenses incurred in connection with the Western Window Systems Acquisition. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(j)	Represents primarily management services fees that are non-recurring or non-normalized.

(3)

Free cash flow of Western Window Systems is defined as operating cash flow less capital expenditures. See “Special Note Regarding Non-GAAP Financial Measures.” The following table sets forth a reconciliation of operating cash flow to free cash flow for the periods presented:

(dollars in thousands)	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Operating cash flow	$2,879	$15,604	$8,165	$3,220	$12,612
Capital expenditures	(934)	(9,442)	(6,007)	(4,264)	(895)

Free cash flow	$1,945	$6,162	$2,158	$(1,044)	$11,717

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information is based upon our historical consolidated financial information and the historical combined financial information of Western Window Systems, which is incorporated by reference in this prospectus supplement. This summary unaudited pro forma condensed combined financial information has been prepared to reflect the Western Window Systems Acquisition based on the acquisition method of accounting. The unaudited pro forma condensed combined financial information presents the combination of our historical financial statements and the historical financial statements of Western Window Systems, adjusted to give effect to (1) the Western Window Systems Acquisition and (2) the issuance of the 2026 Notes, based on the assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial information incorporated by reference in this prospectus supplement. The historical financial information has been adjusted to give effect to events that are directly attributable to the Western Window Systems Acquisition and factually supportable and, in the case of the statements of operations information, that are expected to have a continuing impact. The pro forma adjustments upon which this summary unaudited pro forma condensed combined financial information is based are preliminary and have been made solely for the purpose of providing the more detailed pro forma condensed combined financial statements of PGTI incorporated by reference into this prospectus supplement. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the summary unaudited pro forma condensed combined financial statements and PGTI’s future results of operations and financial position.

The following summary unaudited pro forma condensed combined balance sheet information has been prepared as of June 30, 2018, and gives effect to the Western Window Systems Acquisition, the issuance of the 2026 Notes and other related events, as if each had occurred on that date. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the six months ended June 30, 2018 and for the year ended December 30, 2017, give effect to the Western Window Systems Acquisition, the issuance of the 2026 Notes and other related events described above as if such events had occurred on January 1, 2017.

PGTI’s fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31 and Western Window Systems fiscal year ends on each December 31. The unaudited pro forma condensed combined financial information was prepared using (1) our unaudited interim condensed combined financial statements as of and for the six months ended June 30, 2018, (2) our audited combined financial statements for the year ended December 30, 2017, (3) the unaudited interim condensed consolidated financial statements of Western Window Systems as of and for the six months ended June 30, 2018, and (4) the audited consolidated financial statements of Western Window Systems for the year ended December 31, 2017, in all cases, incorporated by reference in this prospectus supplement. The difference in fiscal periods for PGTI and Western Window Systems is considered to be insignificant. Accordingly, the unaudited pro forma condensed combined financial statements for each period are presented on the basis of PGTI’s fiscal year and combines the historical results of PGTI and Western Window Systems with no related adjustments. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, and with the historical combined financial data of PGTI and Western Window Systems, in each case, incorporated by reference herein.

The following summary unaudited pro forma condensed combined financial information does not give effect to certain potential cost savings or other operating efficiencies that could result from the Western Window Systems Acquisition. The Company estimates that it will realize annual cost saving synergies of approximately $8.0 million by the end of 2019, including estimated annual procurement savings of $6.5 million relating to glass, aluminum and other supply chain inputs along with estimated annual selling, general and administrative expense savings of $1.5 million relating to the integration of certain back-office functions, including information technology platforms. In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final allocation is dependent upon valuations and other studies that have not been completed. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus supplement.

The following summary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved as a result of the Western Window Systems Acquisition and other events described above been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project our future financial position or results of operations after completion of the Western Window Systems Acquisition. In the opinion of our management, all adjustments considered necessary for a fair presentation have been included.

	Year Ended December 30, 2017	Six Months Ended June 30, 2018
	(dollars in thousands, except for per share data)
Statement of Operations Data:
Net sales	$611,240	$372,547
Cost of sales	408,743	236,919

Gross profit	202,497	135,628
Selling, general and administrative expenses(1)	137,517	84,462
Gains on transfers of assets	–	(2,551)

Income from operations	64,980	53,717
Interest expense, net	42,792	18,908
Debt extinguishment costs	–	3,079

Income before income taxes	22,188	31,730
Income tax expense (benefit)(1)	(7,066)	4,502

Net income	$29,254	$27,228

Net income per common share:
Basic	$0.59	$0.54
Diluted	$0.57	$0.52
Weighted average shares outstanding:
Basic	49,522	50,087
Diluted	51,728	52,023

(1)

Excludes $65 in the year ended December 31, 2017, $74 in the six months ended June 30, 2018, and $134 in the twelve months ended June 30, 2018, representing items of tax expense classified as selling, general and administrative expenses by Western Window Systems, but which are classified within income tax expense (benefit) in the calculation of pro forma combined EBITDA in footnote (2) below.

As of June 30, 2018
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,710
Property, plant and equipment, net	107,729
Total assets	829,285
Total indebtedness, net	520,384
Total shareholders’ equity	207,356

	Year Ended December 31, 2017	Six Months Ended June 30, 2018
	(dollars in thousands)
Other Selected Data:
Pro forma combined Adjusted EBITDA(2)	$104,811	$71,145
Pro forma combined free cash flow(2)(3)	36,454	42,519

(2)

We define pro forma combined EBITDA as pro forma combined net income adjusted for interest expense, net, income tax expense (benefit) and depreciation and amortization. Pro forma combined Adjusted EBITDA represents pro forma combined EBITDA as further adjusted for the line items listed in the table below. The indenture governing the notes and the senior secured credit agreement may permit us to exclude these charges and expenses as well as other charges and expenses and make other or different adjustments in calculating “Consolidated EBITDA” pursuant to such agreements in prior or future periods. Below is a reconciliation of pro forma combined net income to pro forma combined EBITDA and pro forma combined Adjusted EBITDA for the periods presented:

	Pro Forma Combined
	Year Ended December 30, 2017	Six Months Ended June 30, 2018
	(dollars in thousands)
Net income	$29,254	$27,228
Depreciation and amortization	31,867	15,816
Interest expense, net	42,792	18,908
Income tax expense (benefit)	(7,001)	4,576

EBITDA	96,912	66,528
Debt extinguishment costs(a)	–	3,079
Facility and equipment relocation costs(b)	–	435
Gains on transfers of assets under Cardinal APA(c)	–	(2,551)
Transaction-related costs(d)	–	999
Hurricane Irma-related costs(e)	1,341	–
WinDoor transition costs(f)	1,687	–
Thermal Plastic Spacer system start-up costs(g)	517	–
Management reorganization and other corporate costs(h)	828	–
Stock-based compensation(i)	1,948	1,198
Board fees(j)	75	33
Excess bonus expense(k)	–	650
Profit interest compensation(l)	431	216
Research and development(m)	340	–
Residual lease expense(n)	483	287
Bad debt reserve(o)	191	214
Moving expense(p)	58	–
Transaction-related expense(q)	–	57

Adjusted EBITDA	$104,811	$71,145

(a)	Represents debt extinguishment costs relating to the Company’s refinancing of the 2016 Credit Agreement on March 16, 2018.

(b)

Represents costs associated with the relocation of the CGI manufacturing operations to the Company’s new facility in Miami, FL, and costs associated with machinery and equipment relocations within our glass plant operations in Venice, FL due to the disposal of certain glass manufacturing assets to Cardinal Glass Industries. Of this amount, $416,000 is included in cost of sales with the remainder included in selling, general and administrative expenses.

(c)

Represents gains on transfers of assets to Cardinal under an asset purchase agreement dated September 22, 2017. Pursuant to the terms of the agreement during the second quarter of 2018, the Company transferred assets to Cardinal which had a net book value of $3.2 million and fair value of $5.8 million. This amount is included in selling, general and administrative expenses.

(d)

Represents estimated costs relating to the Western Window Systems Acquisition, which the Company completed on August 13, 2018, included in selling, general and administrative expenses in the six months ended June 30, 2018.

(e)

Represents community outreach costs, recovery-related expenses and other disruption costs caused by Hurricane Irma in September 2017, of which $345,000 is included in cost of sales and $996,000 is included in selling, general and administrative expenses.

(f)

Represents costs relating to operating inefficiencies caused by changes in WinDoor’s personnel and its supply chain for glass, of which $1.2 million is included in cost of sales, and the remainder is included in selling, general and administrative expenses.

(g)	Represents costs incurred associated with the start-up of the Company’s Thermal Plastic Spacer system insulated glass lines, included in cost of sales.

(h)	Represents costs associated with planned changes in the Company’s management structure, included in selling, general and administrative expenses.

(i)

Represents stock-based compensation expense relating to stock options and restricted shares granted to certain officers and employees of PGTI, accounted for at fair value and which is non-cash nature. These fees are included in selling, general and administrative expenses in the respective periods.

(j)

Represents board of directors fees of Western Window Systems, which are no longer incurred after the Western Window Systems Acquisition. These fees are included in selling, general and administrative expenses in the respective periods incurred.

(k)

Represents compensation expense relating to targets set in 2018 exceeding $696,000 to compensate for lower than expected bonus levels in 2017. This compensation expense is included in selling, general and administrative expenses.

(l)

Represents compensation expense relating to incentive units granted to certain officers and employees of Western Window Systems, similar to stock-based compensation expense due to its non-cash nature. These fees are included in selling, general and administrative expenses in the respective periods incurred.

(m)

Represents third-party research and development fees incurred as the result of hiring consultants to assist with the launch of a new product line. Such costs are considered to be non-recurring in nature and not part of normalized research and development activities. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(n)

Represents residual lease expense relating to the unused portion of an underutilized former facility for which Western Window Systems continues to be obligated under through December 2019, and which is deemed to be a non-normalized expenditure. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(o)

Represents bad debt adjustment relating to a large volume program dealer, whose historical bad debt experience has been minimal and unlikely to continue to recur, included in selling, general and administrative expenses in the respective periods incurred.

(p)

Represents costs associated with moving manufacturing operations to a new facility between December 2016 and August 2017, which are deemed to be non-recurring in nature and a non-normalized expenditure. These costs are included in selling, general and administrative expenses in the respective periods incurred.

(q)	Represents costs relating to the Western Window Systems Acquisition.

(3)

We define combined free cash flow as operating cash flow operations less combined capital expenditures. Below is a reconciliation of pro form combined operating cash flow to combined free cash flow for the periods presented:

	Year Ended December 30, 2017	Six Months Ended June 30, 2018
	(dollars in thousands)
Pro forma combined operating cash flow	$57,190	$52,486
Combined capital expenditures	(20,736)	(9,967)

Combined free cash flow	$36,454	$42,519

RISK FACTORS

Risks Related to our Business

We are subject to regional and national economic conditions.

The window and door industry is subject to many economic factors. Changes in macroeconomic conditions in our core markets and throughout the U.S. generally could negatively impact demand for our products as it has in the past, and macroeconomic forces, such as employment rates and the availability of credit could have an adverse effect on our sales and results of operations. In addition, the window and door industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets. A decline in the economic environment or new home construction, as well as any other adverse changes in economic conditions, including demographic trends, employment levels, interest rates, and consumer confidence, could result in a decline in demand for, or adversely affect the pricing of, our products, which in turn could adversely affect our sales and results of operations.

We are subject to fluctuations in the prices of our raw materials, which could have an adverse effect on our results of operations.

We experience significant fluctuations in the cost of our raw materials, including aluminum extrusions, vinyl extrusions, polyvinyl butyral and glass. We anticipate that these fluctuations will continue in the future. A variety of factors over which we have no control, including global demand for aluminum, fluctuations in oil prices, speculation in commodities futures and the creation of new laminates or other products based on new technologies impact the cost of raw materials that we purchase for the manufacture of our products. These factors may also magnify the impact of economic cycles on our business. In addition, the current Administration has taken actions to impose tariffs on foreign steel and aluminum, in an effort to limit the amounts of steel and aluminum coming into the U.S. These actions have had and could continue to have a negative impact on prices our suppliers pay for their materials, which has increased the cost of steel and aluminum to us. We may not be able to minimize our risk from price fluctuations and the adverse impact of these tariffs by entering into aluminum forward contracts to hedge these fluctuations in the purchase price of aluminum extrusion we use in production. Substantial, prolonged upward trends in aluminum prices could significantly increase the cost of the unhedged portions of our aluminum needs and have an adverse impact on our sales and results of operations.

We rely on a limited number of outside suppliers for certain key components and materials.

We obtain a significant portion of our key raw materials, such as glass, aluminum and vinyl components, from a few key suppliers. If any of these suppliers is unable to meet its obligations under present or any future supply agreements, the agreements could be terminated or we may not be able to obtain certain raw materials on commercially reasonable terms and may suffer a significant interruption in our ability to manufacture our products, including because it may be difficult to find substitute or alternate suppliers as the glass and aluminum and vinyl extrusions we use are customized. A vendor may also choose, subject to existing contracts, to modify its relationship due to general economic concerns or concerns relating to the vendor or us, at any time. These modifications could include requirements from our suppliers that we provide them additional security in the form of prepayments or letters of credit.

Any interruption of supply or any price increase of raw materials could have a material adverse effect on our business and results of operations. If we are required to obtain an alternate source for these materials or components, we may not be able to obtain pricing on as favorable terms or on terms comparable to our competitors. Additionally, we may be forced to pay additional transportation costs or to invest in capital projects or costly product redesigns and perform costly new product certification testing with respect to our impact-resistant products, in connection with moving to any alternate source of supply.

We could experience a delay between the increased cost to us to obtain these raw materials, and our ability to increase the price of our products. If we are unable to pass on significant cost increases to our customers, our results of operations between periods may be negatively impacted. Any significant change in the terms that we have with our key suppliers or any interruption of supply or any price increase of raw materials could materially adversely affect our financial condition and liquidity.

Sales fluctuations to and changes in our relationships with key customers could have a material adverse effect on our financial condition, liquidity or results of operations.

Some of our business lines and markets are dependent on a few key customers, including dealers. We generally do not enter into written or long-term agreements with our customers. The loss, reduction, or fluctuation of sales to one of these major customers, or any adverse change in our business relationship with any one or more of them, could have a material adverse effect on our financial condition, liquidity or results of operations.

Our operating results are substantially dependent on demand for our branded impact-resistant products and, since the consummation of the Western Window Systems Acquisition, contemporary indoor/outdoor window and door systems.

A majority of our net sales are, and are expected to continue to be, derived from the sales of our branded impact-resistant products. Since the consummation of the Western Window Systems Acquisition, a significant amount of our net sales are substantially dependent on window and door systems for residential, commercial and multifamily markets. Accordingly, our future operating results will depend largely on the demand for our impact-resistant products by current and future customers, including additions to this product line that are subsequently introduced, as well as demand for the contemporary indoor/outdoor window and door systems sold by Western Window Systems. If our competitors release new products that are superior to our products in performance or price, or if we fail to update our impact-resistant products with any technological advances that are developed by us or our competitors or introduce new products in a timely manner, demand for our products may decline. In addition, the window and door industry can be subject to changing trends and consumer preferences. If we do not correctly gauge consumer trends for the contemporary indoor/outdoor window and door systems sold by Western Window Systems and respond appropriately, customers may not purchase our products and our brand names may be impaired. Even if we react appropriately to changes in trends and consumer preferences, consumers may consider our brands to be outdated or associate our brands with styles that are no longer popular or trend-setting. Any of these outcomes could create significant excess inventories for some products and missed opportunities for other products, which would have a material adverse effect on our brands, our business, results of operations and financial condition. A decline in demand for our impact-resistant products or the contemporary indoor/outdoor window and door systems sold by Western Window Systems as a result of competition, technological change, changes in consumer preferences or other factors could have a material adverse effect on our ability to generate sales, which would negatively affect results of operations.

Changes in building codes could reduce the demand for our impact-resistant windows and doors, which could have a material adverse effect on our financial condition, liquidity or results of operations.

The market for our impact-resistant windows and doors depends in large part on our ability to satisfy state and local building codes that require protection from wind-borne debris. If the standards in such building codes become more stringent, we may not be able to meet their requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas because of industry lobbying or otherwise, demand for our impact-resistant products may decrease. In addition, if states and regions that are affected by hurricanes but do not currently have such building codes fail to adopt and enforce hurricane protection building codes, our ability to expand our business in such markets may be limited. Since the consummation of the Western Window

Systems Acquisition, we are subject to energy efficiency codes and performance standards in Colorado, California and other states where Western Window Systems operates, several of which are more stringent than those to which we have historically been subject. Any such changes in building codes or energy efficiency codes could lower the demand for our impact-resistant windows and doors, which could have a material adverse effect on our financial condition, liquidity or results of operations.

Our business currently is geographically concentrated in Florida.

Focusing operations into manufacturing locations in Florida optimizes manufacturing efficiencies and logistics, and we believe that a focused approach to growing our market share within our core wind-borne debris markets in Florida, from the Gulf Coast to the mid-Atlantic, and certain international markets, will maximize value and return. The inclusion in our operations of a manufacturing facility in Arizona since the consummation of the Western Window Systems Acquisition will provide some geographic diversification, however we expect that the primary concentration of our business will continue to be in Florida and another prolonged decline in the economy of the state of Florida or of certain coastal regions, a change in state and local building code requirements for hurricane protection, or any other adverse condition in the state or certain coastal regions, could cause a decline in the demand for our products, which could have an adverse impact on our sales and results of operations.

We rely on third party transportation, which subjects us to risks and costs that we cannot control, and which risks and costs may materially adversely affect our profitability.

We rely on third party trucking companies to transport raw materials to the manufacturing facilities used by each of our businesses. These transport operations are subject to various hazards and risks, including extreme weather conditions, work stoppages and operating hazards, as well as interstate transportation regulations. In addition, the methods of transportation we utilize may be subject to additional, more stringent and more costly regulations in the future. If we are delayed or unable to ship finished products or unable to obtain raw materials as a result of any such new regulations or public policy changes related to transportation safety, or these transportation companies fail to operate properly, or if there were significant changes in the cost of these services due to new or additional regulations, or otherwise, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship goods, which could result in a material adverse effect on our revenues and costs of operations. Transportation costs represent a significant part of our cost structure. If our transportation costs increased substantially, due to prolonged increases in fuel prices or otherwise, we may not be able to control them or pass the increased costs onto customers, which may materially adversely affect our profitability.

The homebuilding industry and the home repair and remodeling sector are subjection to regulation.

The homebuilding industry and the home repair and remodeling sector are subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and home repair and remodeling products and could negatively affect our sales and results of operations.

The industry in which we compete is highly competitive.

The window and door industry is highly competitive. We face significant competition from numerous small, regional producers, as well as certain national producers. Any of these competitors may (1) foresee the course of market development more accurately than do we, (2) develop products that are superior to our products, (3) have the ability to produce similar products at a lower cost or compete more aggressively in pricing, or (4) adapt more quickly to new technologies or evolving customer requirements than do we. Additionally, some of the competitors of our businesses are larger and have greater financial and other resources and less debt than us. Accordingly, these competitors may be better able to withstand changes in conditions within the industries and markets in which we operate and may have significantly greater operating and financial flexibility than we have. Moreover, barriers to entry are low in most product lines and new competitors may enter our industry, especially if the market for impact-resistant windows and doors continues to expand. An increase in competition from other window and door building products manufacturers or alternative building materials could cause us to lose customers and lead to decreases in net sales and profitability. To the extent we lose customers in the renovation and remodeling markets, we would likely have to market more to the new home construction market, which historically has experienced more significant fluctuations in demand.

We may be adversely affected by any disruption in our information technology systems or by unauthorized intrusions or “hacking” into those systems and theft of information from them, or other cybersecurity-related incidents.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. A disruption in our information technology systems for any prolonged period could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Various third parties, including computer hackers, who are continually becoming more aggressive and sophisticated, may attempt to penetrate our network security and, if successful, misappropriate confidential customer, employee and/or supplier information. In addition, one of our employees, contractors or other third parties with whom we do business may attempt to circumvent our security measures in order to obtain such information, or inadvertently cause a breach involving such information. While we have implemented systems and processes to protect against unauthorized access to or use of secured data and to prevent data loss and theft, there is no guarantee that these procedures are adequate to safeguard against all data security breaches or misuse of the data. The regulatory environment related to information security, data collection and use, and privacy is increasingly rigorous, with new and frequently changing requirements, and compliance with those requirements could result in additional costs. These costs associated with information security, such as increased investment in technology, the costs of compliance with privacy laws, and costs incurred to prevent or remediate information security breaches, could be substantial and adversely impact our business. A significant compromise of sensitive employee, customer or supplier information in our possession could result in legal damages and regulatory penalties. In addition, the costs of defending such actions or remediating breaches could be material. Security breaches could also harm our reputation with our customers and retail partners, potentially leading to decreased revenues, and with federal and state government agencies and bodies.

Operation on multiple Enterprise Resource Planning (“ERP”) information systems, and the conversion from multiple systems to a single system, may negatively impact our operations.

We are, and will continue to be, highly dependent on our ERP information systems infrastructure in order to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers, maintain regulatory compliance and otherwise carry on our business in the ordinary course. We currently operate on three ERP information systems. Since we must process and reconcile our information from multiple systems, the chance of errors is increased and, since the consummation of the Western Window Systems Acquisition, may be further increased because we will then be operating on four different ERP systems, and we may incur significant additional costs related thereto. Inconsistencies in the information from multiple ERP systems could adversely impact our ability to manage our business efficiently and may result in heightened risk to its ability to maintain its books and records and comply with regulatory requirements. Any of the foregoing could result in a material increase in information technology compliance or other related costs, and could materially negatively impact our operations. PGTI may in the future transition all or a portion of its systems to one ERP system. The transition to a different ERP system would involve numerous risks, including:

•	diversion of management’s attention away from normal daily business operations;

•	loss of, or delays in accessing data;

•	increased demand on its operations support personnel;

•	initial dependence on unfamiliar systems while training personnel to use new systems; and

•	increased operating expenses resulting from training, conversion and transition support activities.

Any of the foregoing could result in a material increase in information technology compliance or other related costs, and could materially negatively impact our operations.

We depend on hiring an adequate number of hourly employees to operate our business and are subject to government regulations concerning these and our other employees, including wage and hour regulations.

Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of hourly associates, while at the same time controlling labor costs. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. In certain areas where we operate, there is significant competition for employees. The lack of availability of an adequate number of hourly employees, or our inability to attract and retain them, or an increase in wages and benefits to current employees, could adversely affect our business, results of operations, cash flows and financial condition. We are subject to applicable rules and regulations relating to our relationship with our employees, including wage and hour regulations, health benefits, unemployment and payroll taxes, overtime and working conditions and immigration status. Accordingly, federal, state or locally legislated increases in the minimum wage, as well as increases in additional labor cost components such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, would increase our labor costs, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be adversely affected by any disruptions to our manufacturing facilities or disruptions to our customer, supplier, or employee base.

Our manufacturing and operating facilities are currently located in Florida, which is a hurricane-sensitive area, and we have an additional manufacturing facility in Arizona, acquired in the Western Window Systems Acquisition. In 2017 and 2018, Hurricane Irma significantly impacted our customers and markets. Any disruption to our facilities resulting from hurricanes and other weather-related events, fire, acts of terrorism, or any other cause could damage a significant portion of our inventory, affect our distribution of products, and materially impair our ability to manufacture our products and to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by hurricanes, our business could be temporarily adversely affected by higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates, and scheduling issues. Furthermore, some of our direct and indirect suppliers have unionized work forces, and strikes, work stoppages, or slowdowns experienced by these suppliers could result in slowdowns or closures of their facilities. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase our costs.

The nature of our business exposes us to product liability, warranty and other claims.

We are involved in product liability, product warranty and other claims relating to the products we manufacture and distribute that, if adversely determined, could adversely affect our financial condition, results of operations, and cash flows. In addition, we may be exposed to potential claims arising from the conduct of homebuilders and home remodelers and their sub-contractors. Although we believe we currently maintain what to be suitable and adequate insurance in excess of our self-insured amounts, we may not be able to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company.

We conduct all of our operations through our subsidiaries and rely on payments from our subsidiaries to meet all of our obligations.

We are a holding company and derive all of our operating income from our subsidiary, PGT Industries, Inc., and its subsidiaries, CGI, WinDoor, and WWS Acquisition, LLC, doing business as Western Window Systems. All of our assets are held by our subsidiaries, and we rely on the earnings and cash flows of our subsidiaries to meet our obligations. The ability of our subsidiaries to make payments to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdictions of organization (which may limit the amount of funds available for distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, including our credit facilities, and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

We may be adversely impacted by the loss of sales or market share if we are unable to keep up with demand.

We are currently experiencing growth through higher sales volume and growth in market share and expect this to continue since the consummation of the Western Window Systems Acquisition. To meet the increased demand, we have been, and expect to continue since the consummation of the Western Window Systems Acquisition, hiring and training new employees for direct and indirect support and adding to our glass capacity. However, should we be unable to find and retain quality employees to meet demand, or should there be disruptions to the increase in capacity, we may be unable to keep up with our higher sales demand. If our lag time on delivery falls behind, or we are unable to meet customer timing demands, we could lose market share to competitors.

We may evaluate and engage in asset dispositions, acquisitions, joint ventures and other transactions that may impact our results of operations, and we may not achieve the expected results from these transactions.

From time to time, and subject to the agreements governing our then existing debt or otherwise, we may enter into agreements to and engage in business combinations, purchases of assets or contractual arrangements or joint ventures including in geographical areas outside the state of Florida, with which we do not have the level of familiarity that we have with the Florida market. In addition, some of those business acquisitions or combinations could involve a seller whose products may be different from the types of products we currently sell, and they could be products that are sold to different types of customers. Subject to the agreements governing our then existing debt or otherwise, some of these transactions may be financed with additional borrowings. The integration of any business we may acquire may be disruptive to us and may result in a significant diversion of management attention and operational resources. Additionally, we may suffer a loss of key employees, customers or suppliers, loss of revenues, increases in costs or other difficulties. If the expected revenue enhancement plans, strategies, goals, efficiencies and synergies from any such transactions are not fully realized, our results of operations could be adversely affected, because of the costs associated with such transactions or otherwise. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term. In addition, if the goodwill, indefinite-lived intangible assets, or other intangible assets that we have acquired or may acquire in the future are determined to be impaired, we may be required to record a non-cash charge to earnings during the period in which the impairment is determined, which could be significant. The failure to realize the expected long-term benefits of any one or more of these transactions could have a material adverse effect on our financial condition or results of operations.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation.

We are subject to various federal, state, and local environmental laws, ordinances, and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. More burdensome environmental regulatory requirements may increase our general and administrative costs and may increase the risk that we may incur fines or penalties or be held liable for violations of such regulatory requirements.

Economic and credit market conditions impact our ability to collect receivables.

Economic and credit conditions can negatively impact our bad debt expense, which can adversely impact our results of operations. If economic and credit conditions deteriorate, we may experience difficulties collecting on our accounts receivable, increasing our days sales outstanding and base debts owed to us, which could adversely impact our results of operations and business.

Our estimates of financial performance for our 2018 fiscal year reflect certain management estimates and assumptions and our actual results may differ from these estimates.

We present certain estimates of financial performance for our 2018 fiscal year in our Annual Report on Form 10-K for fiscal year ended December 30, 2017 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, in each case incorporated by reference herein. These estimates reflect management’s best estimates based upon currently available information and certain assumptions we believe to be reasonable, including our expectation of housing starts growth in Florida and the United States generally, home-builder confidence, general macroeconomic trends and our market penetration. Any one or more of the assumptions may be incorrect and future results may be different from the estimates and the differences may be materially less favorable.

The estimates and assumptions are subject to all of the risks and uncertainties, many of which are not within our control, inherent in providing estimates of future financial performance and may be revised as a result of management’s further review. The estimates should not be relied upon as fact and may not be an accurate representation of future results, and the information that is presented as a range of results is not intended to represent that actual results could not fall outside of the ranges presented. Our actual results may differ materially from the estimates due to developments that may arise between now and the time our fiscal year is completed, as well as the time the closing procedures for the fiscal year are completed. Accordingly, you should not place undue reliance on the estimates. See “Cautionary Note Regarding Forward Looking Statements”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for a discussion of additional risks, uncertainties and other factors that may cause our actual results to differ materially from the estimates.

Risks Related to the Western Window Systems Acquisition

The Western Window Systems Acquisition created numerous risks and uncertainties which could adversely affect our business and results of operations.

As a result of the consummation of the Western Window Systems Acquisition, we have significantly more sales, assets and employees than we did prior to the transaction. The integration process requires us to expend significant capital and significantly expand the scope of our operations and financial systems beyond impact-resistant windows and doors. Our management is required to devote a significant amount of time and attention to the process of integrating the operations of our impact-resistant windows and doors business and the contemporary indoor/outdoor window and door business of Western Window Systems. There is a significant degree of difficulty and management involvement inherent in that process.

These difficulties include:

•	integrating the operations of the Western Window Systems business while carrying on the ongoing operations of our impact-resistant window and doors business;

•	managing a significantly larger company than before consummation of the Western Window Systems Acquisition;

•

the possibility of faulty assumptions underlying our expectations regarding the integration process, including, among other things, our ability to attract dealers to the Western Window Systems business in existing and new geographic areas and expand the contemporary indoor/outdoor designs of Western Window Systems to multi-family and commercials markets;

•	the effects of unanticipated liabilities;

•	coordinating a more diversified business and two businesses located in different geographic locations;

•	integrating two separate business cultures, which may prove to be incompatible;

•	attracting and retaining the necessary personnel associated with the business of Western Window Systems following the Western Window Systems Acquisition;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.

As a result of consummation of the Western Window Systems Acquisition, we assumed oversight over certain remedial accounting actions being taken at Western Window Systems as a result of the identification of material weaknesses in Western Window System’s internal controls over financial reporting during the fiscal 2017 audit relating to (1) Western Window Systems’ controls to ensure vendor statements are received by Western Window Systems and (2) Western Window Systems’ controls regarding year-end physical inventory count. As a private company, Western Window Systems was not required to obtain an audit of its internal controls or otherwise have such internal controls assessed, except to the extent required in connection with audits pursuant to GAAP; however, following the consummation of the Western Window Systems Acquisition, the financial systems of Western Window Systems will be integrated into our financial system and subject to the internal control audit required with respect to PGTI as a public company. Western Window Systems has initiated a plan to remediate the material weakness described above which we are in the process of implementing. However, we can give no assurance that these measures will remediate the material weaknesses or that additional material weaknesses will not arise. Any failure to remediate these material weaknesses, or the development of new material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, which in turn could have a negative impact on our financial condition.

If any of these factors limits our ability to integrate the Western Window Systems business into our operations successfully or on a timely basis, the expectations of future results of operations, including certain synergies expected to result from the Western Window Systems Acquisition, might not be met. As a result, we may not be able to realize the expected benefits that we seek to achieve from the Western Window Systems Acquisition, which could also affect our ability to service our debt obligations, including the 2026 Notes. In addition, we may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of our business, including efforts to further expand our product portfolio.

If we do not realize the expected benefits, including synergies, from the Western Window Systems Acquisition, our business and results of operations will suffer.

There is no assurance that the Western Window Systems business will be successfully or cost-effectively integrated into our existing business. The process of integrating the business operations may cause an interruption of, or loss of momentum in, the activities of our historical business upon consummation of the Western Window Systems Acquisition. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and its liquidity, results of operations and financial condition may be materially adversely impacted. In addition, since the consummation of the Western Window Systems Acquisition as we undertake integration activities, we may identify additional risks and uncertainties not yet known to us.

Even if we are able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits, including the expected synergies, that are expected to result from the Western Window Systems Acquisition, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Western Window Systems Acquisition may be offset by costs incurred or delays in integrating the companies. Our expected cost savings, as well as any revenue or other synergies, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. If we fail to realize the benefits anticipated from the Western Window Systems Acquisition, our liquidity, results of operations or financial condition may be adversely affected.

Our post-closing recourse with respect to Western Window Systems is limited.

The sellers’ liability with respect to breaches of their representations and warranties under the agreement to purchase Western Window Systems (“Acquisition Agreement”) is limited. In addition, as part of the Western Window Systems Acquisition, we assumed certain liabilities of Western Window Systems. There may be liabilities that we failed or were unable to discover in the course of performing due diligence investigations into Western Window Systems. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations. As Western Window Systems is integrated, we may learn additional information about Western Window Systems, such as unknown or contingent liabilities and issues relating to compliance with applicable laws, that could potentially have an adverse effect on our business, financial condition and results of operations. Under the Acquisition Agreement, the sellers are only liable for certain breaches of fundamental and other specified representations, warranties and covenants and only if the aggregate damages arising out of any such breaches exceed specified dollar thresholds and otherwise exceed any recovery under the representation and warranty insurance policy we obtained in connection with the Western Window Systems Acquisition.

Accordingly, we may not be able to enforce any claims against the sellers including any claims relating to breaches of such representations and warranties. If we become aware of previously unknown liabilities after the consummation of the Western Window Systems Acquisition, we may not be entitled to sufficient, or any, indemnification or recourse from the sellers or under our representation and warranty insurance policy, which could have a material adverse impact on our business and results of operations.

Risks Related to Indebtedness

Our substantial level of indebtedness could adversely affect our business and financial condition, and prevent us from meeting our obligations under our existing indebtedness.

As of June 30, 2018, on a pro forma basis after giving effect to the 2026 Notes issuance and without giving effect to this offering of common stock and the application of proceeds thereof, our total indebtedness would have been approximately $539.3 million, and we would have had an additional $38.8 million available for borrowing under our existing senior secured credit facilities.

This high level of indebtedness could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry, or competitive developments;

•

requiring a substantial portion of our cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates to the extent of any future borrowings, including borrowings under the existing senior secured credit facilities;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the existing senior secured credit facilities and the 2026 Notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the 2026 Notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product and service development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our indebtedness level, we and our subsidiaries will still be able to incur substantial additional amounts of debt, including secured debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries will still be able to incur substantial additional indebtedness in the future. Although the indenture governing the 2026 Notes and the existing senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. As of June 30, 2018, after giving pro forma effect to the 2026 Notes issuance and this offering of common stock, we would have had approximately $38.8 million available for additional borrowing under the existing senior secured credit facilities. If new debt is added to our existing debt levels, the related risks that we now face would increase. In addition, the indenture governing the 2026 Notes and the existing senior secured credit facilities will not prevent us from incurring obligations that do not constitute prohibited indebtedness thereunder.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indenture governing the 2026 Notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or issue certain preferred equity;

•	pay dividends on, repurchase, or make distributions in respect of our common stock, prepay, redeem, or repurchase certain debt or make other restricted payments;

•	make certain investments including potential acquisitions;

•	create certain liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends to us;

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, the restrictive covenants in our existing senior secured credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions and, in the case of the existing senior secured credit facilities, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under the existing senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the existing senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Such action by the lenders could cause cross defaults under the indenture governing the 2026 Notes. See “Description of Indebtedness.”

If our operating performance declines, we may be required to seek to obtain waivers from the lenders under the existing senior secured credit facilities or from the holders of other obligations, to avoid defaults thereunder. If we are not able to obtain such waivers, the lenders could exercise their rights upon default, and we could be forced into bankruptcy or liquidation.

Furthermore, if we were unable to repay the amounts due and payable under our existing senior secured credit facilities, the lenders under our existing senior secured credit facilities could proceed against the collateral granted to them to secure our borrowings thereunder. We have pledged substantially all of our assets as collateral under our existing senior secured credit facilities. If the lenders under our existing senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our existing senior secured credit facilities and our other indebtedness, including the 2026 Notes, or will have the ability to borrow sufficient funds to refinance such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our borrowings under the existing senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase even though the amount borrowed remained the same, and our net income could decrease. The applicable margin with respect to the loan under the existing senior secured credit facilities is a percentage per annum equal to a reference rate plus the applicable margin. See “Description of Indebtedness.”

In order to manage our exposure to interest rate risk, we have, occasionally in the past, entered into derivative financial instruments, typically interest rate swaps and caps, involving the exchange of floating for fixed rate and fixed for floating rate interest payments. In the future, we may enter into additional interest rate swaps or caps to reduce further interest rate volatility. If we are unable to enter into additional interest rate swaps, it may adversely affect our cash flow and may impact our ability to make required principal and interest payments on our indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our existing indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the existing senior secured credit facilities and the indenture governing the 2026 Notes, may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and there can be no assurance that any rating assigned by the rating agencies to our debt or our corporate rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital, which could have a materially adverse impact on our financial condition and results of operations.

Risks Related to Our Common Stock and this Offering

Our share price could be volatile and could decline, resulting in a substantial or complete loss on your investment.

The stock markets (including the NYSE, on which our common stock is listed) have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our financial condition, operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

•	our financial position and operating performance and the financial position and operating performance of similar companies;

•	actual or anticipated differences in our financial position and operating results;

•	changes in our revenue or earnings estimates or those of securities analysts, or recommendations by securities analysts, or our failure to meet such estimates;

•	publication of research reports about us or our industry by securities analysts;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we may incur or equity we may issue in the future;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented or incorporated by reference in this prospectus supplement;

•	actions by institutional stockholders;

•	changes in accounting principles;

•	terrorist acts; and

•	general market conditions, including factors unrelated to our financial condition or performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, regardless of the merits of such litigation.

This offering and the issuance of additional shares of common stock, in connection with acquisitions or otherwise, will dilute all other shareholdings.

Upon issuance of the shares of common stock in this offering, holders of our common stock will incur immediate and substantial net tangible book value dilution on a per share basis. After giving effect to this offering assuming an offering of 7,000,000 shares, as of August 31, 2018, we would have had an aggregate of approximately 139,421,642 authorized but unissued shares of common stock; 1,189,552 shares of common stock issuable upon the exercise of outstanding stock options as of August 31, 2018; 667,533 shares of our common stock reserved for issuance in connection with future awards that may be granted under our incentive compensation plan; and any shares issuable upon the exercise of the underwriters’ option to purchase additional shares in this offering. Subject to certain volume limitations imposed by the NYSE, we may issue all of these shares without any action or approval by our stockholders. We may issue additional common stock in the future in connection with raising capital, acquisitions, strategic transactions, or for other purposes. Any shares issued either in connection with the foregoing activities, the exercise of stock options or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering and would reduce our earnings per share.

Our ability to utilize our net operating loss carryforwards or other tax attributes to offset future taxable income may be subject to certain limitations.

Our ability to utilize federal U.S. net operating loss carryforwards or other tax attributes may be limited if we experience an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), which generally occurs if one or more shareholders or groups of shareholders who own at least 5% of our shares increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling period that begins on the later of three years prior to the testing date and the date of the last ownership change. Similar rules may apply under state tax laws. Although not free from doubt, this offering is not expected to, but future issuances or sales of our common shares (including certain indirect transfers of our common shares and other transactions involving our common shares that are outside of our control) could, cause an “ownership change.” If an “ownership change” were to occur, Section 382 of the Code would impose an annual limit on the amount of pre-ownership change net operating loss carryforwards and other tax attributes we could use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing tax attributes to expire unused. It is possible that such an ownership change could materially reduce our ability to use our net operating loss carryforwards or other tax attributes to offset taxable income, which could impact our profitability.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $173.7 million (or $199.9 million if the underwriters exercise their option to purchase additional shares of our common stock from us in full), in each case assuming a public offering price of $26.20 per share of our common stock, which is equal to the last reported sale price of shares of our common stock on September 10, 2018. A $1.00 increase (decrease) in the assumed offering price per share of our common stock would increase (decrease) the estimated net proceeds from this offering by approximately $6.6 million (or $7.6 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds from this offering to repay $173.7 million of term loans outstanding under our senior secured credit facilities, which have a maturity date of February 21, 2022 and a weighted average interest rate of 5.67% (as of August 25, 2018), and, in the case of net proceeds in respect of the option to purchase additional shares, for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018 (1) on an actual basis and (2) on a pro forma basis after giving effect to the Western Window Systems Acquisition, the 2026 Notes issuance and this offering of common stock. See “Use of Proceeds.”

You should read this information in conjunction with “Summary—Acquisition of Western Window Systems,” “Summary—Unaudited Pro Forma Condensed Combined Financial Information,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PGTI,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Western Window Systems” and our consolidated financial statements and the related notes and the consolidated financial statements of Western Window Systems and the related notes, and our summary unaudited pro forma condensed combined financial information, each of which is incorporated by reference herein.

	As of June 30, 2018
	Historical	Pro Forma(1)
	(in millions)
Cash and cash equivalents	$63.9	$11.7

Long-term debt, including current portion:(2)
6.75% senior notes due 2026	$–	$315.0
Existing senior secured credit facility(3)	224.0	50.2
Other debt(4)	0.3	0.3

Total long-term debt, including current portion	$224.3	$365.5
Total shareholders’ equity	208.8	382.5

Total capitalization	$433.1	$748.0

(1)

Pro forma information gives pro forma effect to the Western Window Systems Acquisition, the issuance of the 2026 Notes and this offering of common stock. See “Unaudited Pro Forma Condensed Combined Financial Information.” Assumes that the underwriters do not exercise their option to purchase any additional shares of our common stock and assumes a public offering price of $26.20 per share of our common stock, which is equal to the last reported sale price of shares of our common stock on September 10, 2018. If the underwriters exercise their option to purchase additional shares of our common stock if full, an additional $26.2 million would be included in cash and cash equivalents.

(2)	Long-term debt, including current portion, net of unamortized debt discounts.

(3)	Excludes $1.2 million of outstanding letters of credit issued under the Credit Agreement. As of June 30, 2018, our undrawn availability under the Credit Agreement was $38.8 million.

(4)

In July 2017, we entered into a two-year financing arrangement for the purchase of an enterprise-wide software license relating to office productivity software. This financing arrangement requires 24 monthly payments of $26,000 each. At June 30, 2018, there was $312,000 outstanding under this financing arrangement.

MARKET PRICE FOR COMMON STOCK

Our common stock is traded on the NYSE under the symbol “PGTI.” The table below sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by NYSE or on the NASDAQ Global Market, as applicable.

	High	Low
2018
First Quarter	$19.60	$14.50
Second Quarter	21.97	17.10
Third Quarter (through September 10, 2018)	26.40	20.60
2017
First Quarter	12.30	10.00
Second Quarter	13.05	10.05
Third Quarter	14.98	12.25
Fourth Quarter	17.5	13.05
2016
First Quarter*	11.76	8.69
Second Quarter*	11.24	9.38
Third Quarter*	12.49	10.20
Fourth Quarter*	12.15	9.50

*	Denotes periods when our common stock was traded on the NASDAQ Global Market.

The last reported sale price of our common stock on the NYSE on September 10, 2018 was $26.20 per share. As of August 31, 2018, there were 50,914,909 shares of common stock outstanding and we had 2,543 holders of record for our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF PGTI

The following contains management’s discussion and analysis of the financial condition and results of operations of PGTI. You should read the following discussion in conjunction with our consolidated financial statements and the related notes thereto incorporated by reference. Certain historical amounts have been reclassified to conform to the current period’s presentation. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus supplement and in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 30, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. Actual results may differ materially from those contained in any forward-looking statements.

Executive Overview

We are the leading U.S. manufacturer and supplier of impact-resistant residential windows and doors, and we believe the “PGT” brand is the most recognized brand in the U.S. for these products. Having pioneered the development of these products over two decades ago, we believe our products to be the most technologically advanced impact-resistant window and door products in the industry. We manufacture complete lines of high-end, luxury, premium and mass-custom fully customizable aluminum and vinyl windows and doors and porch enclosure products, targeting both the residential repair and remodeling and new construction end markets. We market our legacy products under three recognized brands: PGT Custom Windows & Doors, CGI Windows and Doors and WinDoor, the last two of which we have acquired since 2014, and we believe are all positively associated with service, performance, quality, durability and energy efficiency. We recently acquired the brands and operations of Western Window Systems as part of the Western Window Systems Acquisition. Like our legacy brands, we believe that the Western Window Systems brands are associated with innovation, quality, durability and energy efficiency in the indoor/outdoor living space markets.

•	On September 22, 2014, we acquired CGI, an innovator in impact-resistant product craftsmanship, strength and style that is recognized and respected in the architect community.

•

On February 16, 2016, we completed the acquisition of WinDoor, a provider of high-performance, impact-resistant windows and doors to five-star resorts, luxury condominiums, high-rise multi-family buildings, hotels and custom high-end single family homes.

•

On September 6, 2016, we acquired an established fabricator of impact-resistant storefront window and door products, USI, and announced the formation of CGIC, the brand and company through which we sell the former USI products.

On December 14, 2016, we announced the unveiling of our new name, PGT Innovations, Inc., formerly PGT, Inc., as part of our strategy to bring together under a single identity our various go-to-market brands serving all levels of the premium impact-resistant residential window and door market, from mass-custom to high-end, luxury products, as well as the light commercial market. We believe these strategic decisions have solidified our position as the leading manufacturer and supplier of impact-resistant windows and doors in the U.S. reflecting our focus in expanding into other innovative brands, including through potential acquisitions designed to diversify and broaden our product portfolio and/or the geographic markets where our products are sold.

On August 13, 2018, we acquired Western Window Systems, an award-winning designer and manufacturer of premium contemporary doors and window systems with a focus on unifying indoor/outdoor living spaces, for a cash purchase price of approximately $355.2 million (after giving effect to certain post-closing adjustments). The Western Window Systems Acquisition has increased and diversified our product offerings, enabling us to expand beyond our current geographically focused portfolio of primarily impact-resistant products to include contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets.

RESULTS OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2018 VERSUS JULY 1, 2017

Sales and Operations

During the first six months of 2018, we recorded sales of $309.5 million, an increase of $59.4 million, or 23.8%, compared to the first half of 2017. Our first half of 2018 saw strong top-line sales growth which we believe was driven by our continued investment in advertising and marketing, which leveraged the heightened awareness of the benefits of our impact-resistant products resulting from an active 2017 hurricane season. This allowed us to gain share in the repair and remodeling market sector. Of our sales in the first half of 2018, 64% were into the repair and remodeling sector. Repair and remodeling sales increased 31% in the first half of 2018, compared to the same period last year.

Homeowners are preparing for what experts are forecasting to be another active hurricane season in 2018. We believe they are selecting our products at an increasing rate for their impact protection needs, and to comply with Florida’s building codes, which are the most stringent building codes for wind-borne protection in the country.

Our strong gross profit contributed to our solid operating performance in the first half of 2018 due to our increased ability to leverage fixed costs, which resulted in improved margins, as compared to the first quarter of 2017. This leverage, combined with manufacturing and operating efficiencies we achieved, delivered a more than 3 percentage-point increase in gross margin in the first half of 2018, compared to last year. However, the inflationary headwinds we experienced in the second half of 2017 were still a factor during the first half of 2018, especially higher costs for aluminum. We acted to offset the unfavorable impact of higher costs, including announcing a price increase during the first quarter of 2018, the benefits of which we saw in the second quarter of 2018.

Aluminum prices have increased recently on sanction- or tariff-driven global supply concerns, rising to levels at points early in the second quarter of 2018 not seen since the record levels of 2011, before retreating somewhat through the end of the second quarter of 2018. Including the Midwest premium, aluminum as of July 23, 2018 was approximately $1.14 per pound. We are currently covered for approximately 58% of our estimated needs through December 2019, at an average delivered price of $1.16 per pound.

For the first half of 2018, we delivered an 82% increase in income before taxes, and net income per diluted share of $0.57, compared to $0.26 per diluted share in the same period last year. We are pleased with these metrics, which confirm our ability to profitably leverage our growth.

In March 2018, we amended our senior secured credit facility, which resulted in a 125 basis-point reduction in our interest rate margin, which we estimate should reduce our cash debt service costs by an aggregate of nearly $2.8 million annually based on borrowings outstanding under our senior secured credit facility at the time of the amendment. We accomplished this refinancing at minimal cost to the Company and recorded a non-cash charge of $3.1 million for the write-off of deferred financing costs. Including the first refinancing of our senior secured credit facility in 2017, we have lowered our interest margin by a total of 225 basis points in little more than one year, a reflection, we believe, of our strong financial position and ability to generate cash.

Performance Summary

The following table presents financial data derived from our unaudited condensed consolidated statements of comprehensive operations as a percentage of total net sales for the periods indicated (in thousands, except percentages):

	Six Months Ended
	June 30, 2018		July 1, 2017
Net sales	$309,522	100.0%	$250,105	100.0%
Cost of sales	204,802	66.2%	173,813	69.5%

Gross profit	104,720	33.8%	76,292	30.5%
Selling, general and administrative expenses	61,238	19.8%	47,435	19.0%
Gains on transfers of assets	(2,551)	(0.8)%	–	–

Income from operations	46,033	14.9%	28,857	11.5%
Interest expense, net	7,652	2.5%	9,478	3.8%
Debt extinguishment costs	3,079	1.0%	–	–

Income before income taxes	35,302	11.4%	19,379	7.7%
Income tax expense	5,414	1.7%	6,125	2.4%

Net income	$29,888	9.7%	$13,254	5.3%

Results of Operations for the Six Months Ended June 30, 2018 and July 1, 2017

The following table represents total sales by product category for the six months ended June 30, 2018 and July 1, 2017 (in millions):

	Six Months Ended
	June 30, 2018		July 1, 2017
	Sales	% of sales	Sales	% of sales	% change
Product category:
Impact-resistant windows and door products	$267.3	86.4%	$211.4	84.5%	26.3%
Non-Impact window and door products	42.2	13.6%	38.7	15.5%	9.0%

Total net sales	$309.5	100.0%	$250.1	100.0%	23.8%

Total net sales during the first half of 2018 were $309.5 million, an increase of $59.4 million, or 23.8%, from $250.1 million in total net sales for the first half of 2017. Net sales of impact-resistant window and door products were $267.3 million for the first half of 2018, an increase of $55.9 million, or 26.3%, from $211.4 million in net sales for the first half of 2017. Included in sales of our impact-resistant window and door products were $182.0 million of aluminum impact sales, an increase of $31.9 million, or 21.2%, and $85.3 million of vinyl impact sales, an increase of $24.0 million, or 39.1%. The increase in aluminum impact sales was primarily driven by growth in our aluminum WinGuard and Sentinel impact-resistant products. The increase in vinyl impact sales was primarily driven by growth in our vinyl WinGuard impact products.

Net sales of non-impact window and door products were $42.2 million for the first half of 2018, an increase of $3.5 million, or 9.0%, from $38.7 million in net sales for the first half of 2017.

Gross profit and gross margin

Gross profit was $104.7 million in the first half of 2018, an increase of $28.4 million, or 37.3%, from $76.3 million in the first half of 2017. The gross margin percentage was 33.8% in the first half of 2018, compared to 30.5% in the first half of 2017, an increase of 3.3%. Adjusting for costs in the first half of 2018 relating to machinery and equipment relocations totaling $0.4 million, and costs in the second half of 2017 relating to the start-up of our Thermal Plastic Spacer system line totaling $0.5 million, our adjusted gross margin was 34.0%, for the first half of 2018 compared to 30.7% for the first half of 2017, an increase of 3.3%. There were margin improvements in the first half of 2018, compared to the first half of 2017, relating to price increases, which benefitted gross margin by 1.3%, higher contribution margins on the increased sales volume, which benefitted gross margin by 1.2%, a change in mix towards a higher portion of repair and remodeling sales, which benefitted gross margin by 1.1%, and in scrap rates and efficiencies, which benefitted gross margin by 1.1% during the first half of 2018. Other benefits increased gross margin by 0.4%. These improvements were partially offset by higher aluminum prices compared to last year’s first half, which decreased gross margin by 1.1%, and by inflationary effects on labor costs, which decreased gross margin by 0.7%.

Selling, general and administrative expenses

Selling, general and administrative expenses were $61.2 million in the first half of 2018, an increase of $13.8 million, or 29.1%, from $47.4 million in the first half of 2017. As a percentage of sales, these costs were 19.8%, an increase of 0.8% from 19.0% in the first half of 2017. Selling, general and administrative expenses increased in the first half of 2018, compared to the first half of 2017, due to higher personnel-related costs of approximately $4.4 million, which included increases in company 401(k) matching, recruiting costs, additional administrative employment, and higher incentive compensation reflecting the improved performance in the first half of 2018 compared to last year. The increase was also due to higher selling and distribution costs of approximately $4.0 million relating to the increase in sales, and an increase of $1.6 million due to our strategic investment in additional marketing and advertising initiatives during 2018. The increase is also due to costs totaling $1.0 million relating to our upcoming acquisition of Western Window Systems. The remainder of the increase includes higher credit card banks fees due to higher sales by customers using bank cards, higher depreciation expense, a slight increase in stock-based compensation expense, and an overall increase in administrative activities.

We record warranty costs as a selling expense within selling, general and administrative expenses. During the first half of 2018, we recorded warranty expense at a rate of 1.7% of sales, which decreased compared to the rate in the second half of 2017 of 2.4%. We believe the decrease in warranty expense as a percentage of sales was the result of our workforce becoming more seasoned through experience and training, as well as a change in our warranty profile on PGT-branded door glass components due to these components now being produced by Cardinal as part of a seven-year supply agreement with Cardinal (the “Cardinal SA”) under which Cardinal provides the warranty coverage.

Gains on transfers of assets

On September 22, 2017, we entered into the Cardinal APA for the sale to Cardinal of certain manufacturing equipment we used in processing glass components for PGT-branded doors. Substantially all of the remaining machinery and equipment was transferred to Cardinal during the second quarter of 2018, which had a net book value of $3.2 million and fair value of $5.8 million. We recognized gains on disposals for the difference totaling $2.6 million during the six months ended June 30, 2018, classified as a separate line item in the accompanying condensed consolidated statements of comprehensive income for the six months ended June 30, 2018.

Interest expense, net

Interest expense was $7.7 million in the first half of 2018, a decrease of $1.8 million, from $9.5 million in the first half of 2017. Interest expense decreased due to a decrease in the average level of outstanding debt during the first half of 2018, compared to the second half of 2017, as the result of a total of $40 million in voluntary prepayments of borrowings under our 2016 Credit Agreement made at various times during the second half of 2017.

The lower level of debt was partially offset by a higher weighted-average interest rate during the second quarter of 2018, compared to last year as a result of increases in LIBOR.

Debt extinguishment costs

Debt extinguishment costs were $3.1 million in the first half of 2018. These costs related to the write-off of deferred financing costs and debt discount in connection with the second amendment of our 2016 Credit Agreement effective on March 16, 2018, which resulted in certain existing lenders reducing their positions in or exiting the facility. This resulted in the write-offs of portions of the deferred financing costs and original issue discount allocated to these lenders.

Effective on February 17, 2017, we repriced and amended our 2016 Credit Agreement for the first time. As there were no changes in lender positions, this action did not result in any modifications or extinguishments of debt. Therefore, there was no charge for debt extinguishment costs in the first half of 2017.

Income tax expense

Our income tax expense was $5.4 million for the first half of 2018, compared with $6.1 million for the first half of 2017. Our effective tax rate for the first half of 2018 was 15.3%, a decrease from 31.6% for the first half of 2017.

Income tax expense in the six months ended June 30, 2018, and July 1, 2017, includes excess tax benefits relating to exercises of stock options and lapses of restrictions on stock awards, treated as a discrete item of income tax, totaling $3.6 million and $795,000, respectively. Excluding these discrete items of income tax expense, the effective tax rates for the six months ended June 30, 2018, and July 1, 2017, would have been 25.6% and 35.7%, respectively.

As a result of the Tax Cuts and Jobs Act, enacted effective on December 22, 2017, the Section 199 domestic manufacturing deduction was repealed. As such, our effective tax rate, excluding the discrete items discussed above, approximates our current combined statutory federal and state rate of 25.6%. In 2017, the effective tax rate, excluding the effect of the discrete item discussed above, was lower than our then combined statutory federal and state tax rate of 38.8% primarily as the result of the estimated impact of the Section 199 domestic manufacturing deduction. The effective tax rates in all periods, excluding the effect of the discrete item relating to the treatment of excess tax benefits as discussed above, were lower than our combined statutory federal and state tax rate of 38.8% primarily as the result of the estimated impact of the Section 199 domestic manufacturing deduction, partially offset by the 50% deductibility-disallowance of meals and entertainment expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash flow generated by operations and supplemented by borrowings under our senior secured credit facilities. We expect that this cash generating capability will provide us with financial flexibility in meeting operating and investing needs. Our primary capital requirements are to fund working capital needs, meet required debt service payments on our senior secured credit facilities and fund capital expenditures.

Consolidated Cash Flows

Operating activities. Cash provided by operating activities during the first half of 2018 was $39.9 million, compared to cash provided of $17.0 million in the first half of 2017. The increase in cash provided by operating activities for the first half of 2018, as compared to the first half of 2017, of $22.9 million, was due to the factors set forth in the table below.

Direct cash flows from operations for the first half of 2018 and 2017 are as follows:

	Direct Operating Cash Flows
	Six Months Ended
	June 30, 2018	July 1, 2017
	(in millions)
Collections from customers	$299.1	$242.2
Other collections of cash	3.2	2.4
Disbursements to vendors	(187.9)	(151.8)
Personnel related disbursements	(74.2)	(66.8)
Income taxes paid, net	(12.0)	–
Debt service payments	(7.4)	(9.0)
Cash proceeds received under Cardinal SA	19.0	–
Other cash activity, net	0.1	–

Cash from operations	$39.9	$17.0

Days sales outstanding (“DSO”), which we calculate as accounts receivable divided by quarterly average daily sales, was 42 days at June 30, 2018, compared to 37 days at July 1, 2017. DSOs were affected by certain larger customer projects for CGI and WinDoor, which have longer payment terms.

Inventory on hand as of June 30, 2018, was $35.3 million, compared to $37.8 million at December 30, 2017, a decrease of $2.5 million. The decrease in inventory includes a decrease of $5.6 million relating to the adoption of ASU 2014-09, which resulted in our recognizing revenue and, therefore, cost of sales, on inventory that was previously considered to be finished goods and work-in-process. The remaining increase in inventory was due to our increase in sales for which we are carrying a higher level of raw materials.

We monitor and evaluate raw material inventory levels based on the need for each discrete item to fulfill short-term requirements calculated from current order patterns and to provide appropriate safety stock. Because all of our products are made-to-order, we have only a small amount of work-in-process inventory. As a result of these factors, we believe our inventories are not excessive and that the value of such inventories will be realized through sales.

Investing activities. Cash used in investing activities was $9.1 million for the first half of 2018, compared to cash used in investing activities of $6.3 million for the first half of 2017. There was an increase in cash used in investing activities due to an increase in capital expenditures of $8.6 million, which rose from $6.3 million in the first half of 2017, to $14.9 million in the first half of 2018. Proceeds from sales of assets in the first six-month period of 2018 was $5.8 million and was almost entirely composed of cash received from Cardinal under the terms of the Cardinal APA. Proceeds from disposals of assets in the first six months of 2017 were less than $0.1 million.

Financing activities. Cash used in financing activities was $0.9 million in the first half of 2018, compared to cash provided by financing activities of $0.3 million in the first half of 2017, an increase in cash used of $1.2 million. We made repayments of long-term debt of $0.1 million in the first half of 2018. There were no repayments of long-term debt in the first half of 2017.

There were payments of financing costs of $1.7 million related to the second amendment to the senior secured credit facilities. Taxes paid relating to common stock withheld from employees to satisfy tax withholding obligations in connection with the vesting of restricted stock awards were $0.6 million in the first half of 2018, versus $0.2 million in the first half of 2017, an increase in cash used of $0.4 million. Proceeds from the exercises of stock options were $1.6 million in the first half of 2018, compared to $0.5 million in the first half of 2017, a decrease in cash provided of $1.1 million.

At December 30, 2017, accrued federal and state income taxes payable of $6.5 million was classified within accrued liabilities in the accompanying condensed consolidated balance sheet. In 2017, the Internal Revenue Service provided tax relief relating to taxpayers in certain designated areas of Florida impacted by Hurricane Irma, which included all counties in Florida in which we operate. As a result, the deadline for remitting our required 2017 third quarter estimated payment for corporate income taxes, as well as the deadline for filing our 2016 fiscal year corporate income tax return, was extended to January 31, 2018. Therefore, in January 2018, we made an estimated federal income tax payment of $9.0 million relating to the extended fourth quarter of 2017. We made an additional estimated federal income tax payment of $1.2 million, and estimated income tax payments to the State of Florida of $1.8 million, for our 2018 tax year, all in the second quarter of 2018. During the six months ended July 1, 2017, we did not make any payments of estimated federal or state income taxes, nor did we receive any refunds of federal or state income taxes.

Capital Resources and Debt Covenant. On February 16, 2016, we entered into the 2016 Credit Agreement. The 2016 Credit Agreement established new senior secured credit facilities in an aggregate amount of $310.0 million, consisting of a $270.0 million Term B term loan facility maturing in February 2022 that will amortize on a basis of 1% annually during the six-year term, and a $40.0 million revolving credit facility maturing in February 2021 that includes a swing line facility and a letter of credit facility. Our obligations under the 2016 Credit Agreement are guaranteed by all of our direct and indirect subsidiaries and secured by substantially all of our assets as well as our direct and indirect subsidiaries’ assets. As of June 30, 2018, there was $224.3 million of outstanding borrowings under the term loan facility, and accrued interest thereunder of $0.1 million, as well as $1.2 million of letters of credit outstanding. As of June 30, 2018, there was $38.8 million available under the revolving credit facility.

Interest on loans under the 2016 Credit Agreement is payable either quarterly or at the expiration of any LIBOR interest period applicable thereto. Borrowings under the term loans and the revolving credit facility accrue interest at a rate equal to, at our option, LIBOR (with a floor of 100 basis points in respect of the term loan), or a base rate (with a floor of 200 basis points in respect of the term loan) plus an applicable margin. We pay quarterly fees on the unused portion of the revolving credit facility equal to 50 basis points per annum as well as a quarterly letter of credit fee at 575 basis points per annum plus a 12.5 basis point facing fee per annum on the face amount of any outstanding letters of credit.

The amount outstanding under the 2016 Credit Agreement at the time of issuance was $270.0 million of which $2.0 million was repaid as scheduled debt repayments through December 31, 2016. In addition, we made a voluntary prepayment of $4.0 million on September 30, 2016, using internally generated cash on hand. During 2017, we made additional voluntary prepayments totaling $40.0 million. We elected to apply the prepayments against upcoming required principal repayments in direct order of maturity, as permitted under the 2016 Credit Agreement, resulting in no required repayments of principal until the maturity of the facility in February 2022.

On March 16, 2018, we entered into an amendment to our 2016 Credit Agreement. The Second Amendment, among other things, decreases the applicable interest rate margins for the Initial Term Loans (as defined in the Credit Agreement) from (i) 3.75% to 2.50%, in the case of the Base Rate Loans (as defined in the Credit Agreement), and (ii) 4.75% to 3.50%, in the case of the Eurodollar Loans (as defined in the Credit Agreement). In addition to these changes, in the Second Amendment, SunTrust Bank replaced Deutsche Bank AG New York Branch as Administrative Agent and Collateral Agent to the 2016 Credit Agreement. On February 17, 2017, we entered into the first amendment to our 2016 Credit Agreement, which also resulted in decreases in the applicable margins, but which did not include any changes in lender positions.

In connection with the Second Amendment, certain existing lenders modified their positions in or exited the 2016 Credit Agreement, which resulted in the write-offs of portions of the deferred financing costs and original issue discount allocated to these lenders, which totaled $3.1 million classified as debt extinguishment costs in the accompanying condensed consolidated statement of comprehensive income for the six months ended June 30, 2018.

Our first amendment to the 2016 Credit Agreement did not result in any modifications or extinguishments of debt, as there were no changes in lender positions. Therefore, there was no charge for debt extinguishment costs in the six months ended July 1, 2017.

Interest on all loans under the 2016 Credit Agreement is payable either quarterly or at the expiration of any LIBOR interest period applicable thereto. Prior to amending the 2016 Credit Agreement on March 16, 2018, as described above, borrowings under the term loans and the revolving credit facility accrued interest at a rate equal to, at our option, LIBOR (with a floor of 100 basis points in respect of the term loan), or a base rate (with a floor of 200 basis points in respect of the term loan) plus an applicable margin. The applicable margin was 475 basis points in the case of LIBOR and 375 basis points in the case of the base rate. The weighted average all-in interest rate for borrowings under the term-loan portion of the 2016 Credit agreement was 5.59% as of June 30, 2018, and was 6.21% as of December 30, 2017.

We also pay quarterly fees on the unused portion of the revolving credit facility equal to 50 basis points per annum as well as a quarterly letter of credit fee at 575 basis points per annum plus a 12.5 basis-point facing fee per annum on the face amount of any outstanding letters of credit. As of June 30, 2018, there were $1.2 million of letters of credit outstanding and $38.8 million available under the revolver.

The 2016 Credit Agreement contains a springing financial covenant, if we draw in excess of twenty percent (20%) of the revolving facility, which requires us to maintain a maximum total net leverage ratio (based on the ratio of Consolidated First Lien Debt to Consolidated EBITDA, each as defined in the 2016 Credit Agreement). That covenant is tested quarterly based on the last four fiscal quarters and is set at levels as described in the 2016 Credit Agreement. As of June 30, 2018, no test was required as we have not exceeded 20% of our revolving capacity. During 2018, the maximum permitted total net leverage ratio as stated in the 2016 Credit Agreement is 4.25:1.00.

The 2016 Credit Agreement also contains a number of affirmative and restrictive covenants, including limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of our capital stock, prepayments of certain debt and transactions with affiliates. The 2016 Credit Agreement also contains customary events of default. Upon the occurrence of an event of default, the amounts outstanding under the 2016 Credit Agreement may be accelerated and may become immediately due and payable. As of June 30, 2018, we were in compliance with all affirmative and restrictive covenants.

For further information with respect to our 2016 Credit Agreement, see “Description of Indebtedness.”

The activities relating to third-party fees and costs, lender fees and discount for the six months ended June 30, 2018 are as follows. All debt-related fees, costs and original issue discount are classified as a reduction of the carrying value of long-term debt:

Total
(in thousands)
At beginning of year	$11,460
Amortization expense through March 16, 2018	(520)

At time of refinancing	10,940
Add: second amendment refinancing costs	1,687
Less: Debt extinguishment costs	(3,079)
Less: Amortization expense after refinancing	(645)

At end of period	$8,903

Estimated amortization expense relating to third-party fees and costs, lender fees and discount for the years indicated as of June 30, 2018, is as follows:

Total
(in thousands)
Second half of 2018	$1,126
2019	2,368
2020	2,584
2021	2,506
2022	319

Total	$8,903

As a result of voluntary prepayments totaling $44.0 million we made since the inception of the 2016 Credit Agreement on February 16, 2016, we have no future scheduled repayments until the maturity of the facility on February 21, 2022. The contractual future maturities of long-term debt outstanding, including the financing arrangement described as other debt, as of June 30, 2018, are as follows (at face value):

(in thousands)
Second half of 2018	$148
2019	164
2020	–
2021	–
2022	223,975

Total	$224,287

Capital Expenditures. Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. For the first half of 2018, capital expenditures were $14.9 million, compared to $6.3 million for the first half of 2017. In 2018, we expect to spend an aggregate of approximately $20 to $24 million on capital expenditures, primarily including machinery and equipment, and distribution equipment such as tractors and trailers.

Sale of Door Glass Processing Assets. On September 22, 2017, we entered into the Cardinal APA for the sale to Cardinal of certain manufacturing equipment we used in processing glass components for PGT-branded doors for a cash purchase price of $28 million. Contemporaneously with entering into the Cardinal APA, we entered into the Cardinal SA for Cardinal to supply us with glass components for PGT-branded doors. The Company determined to sell these assets and enter into the Cardinal SA to allow us to heighten our focus in our core areas of window and door manufacturing and, at the same time, strengthen our supply chain for high-quality door glass from a supplier with whom we have been doing business for many years.

The Company has determined that, although the Cardinal APA and Cardinal SA are separate agreements, they were negotiated contemporaneously and therefore, the $28 million of proceeds under the Cardinal APA should be bifurcated between the sale of the door glass manufacturing assets, and as payment received from a vendor for the Company’s agreement to buy glass components for PGT-branded doors from Cardinal under the Cardinal SA. The bifurcation of the proceeds in excess of the stand-alone selling price of the assets acquired would be allocated to the Cardinal SA and recognized as a reduction of cost of sales as glass components are purchased by PGTI. Based on the established stand-alone selling price of the assets sold, as determined by an independent appraisal, approximately $7.7 million was allocated to the sale of the assets, with the remaining $20.3 million representing consideration received from Cardinal related to the agreement to buy door glass components for PGT-branded doors from Cardinal. This consideration is being amortized to income over the 7-year term of the Cardinal SA.

At the time we ceased using these assets in production, at which time they became available for immediate sale, their net book value was $4.7 million, and they were reclassified from property, plant and equipment, to assets held for sale within other current assets.

The Cardinal APA provided for the transfer of the assets from the Company to Cardinal in two phases, with the first date in 2017, and the second date in 2018, on specific dates to which the Company and Cardinal agreed. Under the Cardinal APA, the cash purchase price of $28 million was to be paid by Cardinal to the Company in three separate payments of $3 million on or about the time of the first transfer of the assets to Cardinal, $10 million on or about January 15, 2018, and $15 million at or about the time of the second transfer of assets to Cardinal.

Cardinal paid us $3.0 million in cash on November 1, 2017, $10.0 million in cash on January 16, 2018 and $14.8 million on June 8, 2018, pursuant to the Cardinal APA. The total proceeds received of $27.8 million was $0.2 million less than the $28.0 million as specified in the Cardinal APA as we retained several assets that were initially identified for transfer. On December 15, 2017, machinery and equipment classified as assets held for sale with net book value of $1.5 million, and fair value of $1.9 million was transferred to Cardinal and its equipment rigger, and we recognized a gain on disposal for the difference. Substantially all of the remaining machinery and equipment was transferred to Cardinal during the second quarter of 2018, which had a net book value of $3.2 million and fair value of $5.8 million. We recognized gains on disposals for the difference totaling $2.6 million during the three months ended June 30, 2018, classified within selling, general and administrative expenses in the accompanying condensed consolidated statements of comprehensive income for the three and six months ended June 30, 2018.

The Cardinal SA provides that the Company will purchase, and Cardinal will supply, all the Company’s requirements for certain glass components used in PGT-branded doors through the end of 2024. The terms of the manufacture by Cardinal and purchase by the Company of such glass components as to purchase orders, forecasts of purchases, pricing, invoicing, delivery and payment terms and other terms, are all as described in the Cardinal SA. Early in the fourth quarter of 2017, we began purchasing and receiving glass components from Cardinal under the Cardinal SA. At that time, we began amortizing the advance consideration received from Cardinal initially allocated to the Cardinal SA and continued to amortize such advance consideration during the three and six months ended June 30, 2018, recognizing $702,000 in the three months, and $1.4 million in the six months, of such gain amortization, classified as reductions to cost of sales in the accompanying condensed consolidated statements of comprehensive income for the three and six months ended June 30, 2018, respectively.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 30, 2017, DECEMBER 31, 2016 AND JANUARY 2, 2016

Sales and Operations

In 2017, our sales grew to $511.1 million, an 11.5% increase when compared to 2016. This increase resulted from increases in sales of our aluminum and vinyl impact-resistant products, which grew by 9.5% and 24.4%, respectively. Driving these results were increases in the sales of our vinyl WinGuard impact-resistant products of 29.7%, and an increase of 5.8% in sales of our aluminum WinGuard products, both as compared to 2016. Since 2014, our vinyl WinGuard products have grown at a compound annual rate of nearly 35 percent. The growth in the sales of our vinyl impact products highlights the shift in our markets towards more energy efficient products and our ability to design attractive and innovative windows and doors to meet those needs. Our sales in 2017 benefitted from a strong fourth quarter, following the unfavorable impact of Hurricane Irma on our financial performance in the third quarter of 2017. We believe our strong fourth quarter performance was due, in part, to the heightened awareness of impact-resistant products as the result of Hurricane Irma, which hit our primary markets in mid-September 2017, and our increased advertising following Hurricane Irma. Our annual sales to the repair and remodel market increased by $44.1 million, or 16.5%, in 2017, as compared to 2016, while new construction sales increased $8.4 million, or 4.4%. By region, our annual sales in Florida increased $46.0 million, or 11.1%, for 2017 compared to 2016, and sales in our out-of-state markets increased $7.0 million, or 24.7%.

Gross profit was $159.0 million for our 2017 fiscal year, which increased 13.5% when compared to 2016. Our gross profit increased primarily due to higher sales volume, but also benefitted from improvements in operational performance, which generated increased efficiencies, and a decrease in scrap rates. Our gross profit also benefitted from product mix and price increases we announced during 2017. However, we saw a return to inflationary conditions in the second half of 2017, including in the cost of aluminum and glass, two of our main materials. For example, the per-pound market cash price of aluminum increased from $0.87 at the end of 2016 to $1.11 at the end of January 2018 and $1.12 as of March 14, 2018. We increased prices for our products during 2017 to cover these cost increases, but in the future, we may not always be able to offset cost increases we incur by increasing our selling prices.

Selling, general and administrative expenses were $98.8 million for our 2017 fiscal year, which increased $14.8 million compared to 2016. Higher personnel-related costs were the main driver of this increase, including higher incentive-compensation- related costs due to our improved performance. Several other factors contributed to this increase, including higher distribution costs on our higher sales level, as well as costs associated with disruptions to our distribution processes caused by Hurricane Irma, the cost of community outreach activities we undertook to assist those impacted by Hurricane Irma, and increased advertising costs in the fourth quarter, to promote further awareness of the benefits of our impact-resistant products. Selling, general and administrative expenses also were impacted by the cost of our participation in the 2017 NAHB International Homebuilders Show in Orlando in January 2017, where we unveiled several new products. We expect to continue to invest in a heightened level of advertising in 2018 to further promote, in the post-Hurricane Irma environment, the benefits of our impact-resistant products. There was also an increase in depreciation expense during 2017 that contributed to the increase in selling, general and administrative expenses as compared to 2016.

Interest expense increased slightly in 2017 compared to 2016. During 2017, we made a total of $40 million in voluntary prepayments of debt, which resulted in non-cash write-offs of deferred lenders fees and discount totaling $1.9 million as additional interest expense. These charges offset the savings generated over 2016 from our debt repricing we completed in February 2017, which resulted in a one percentage-point decrease in the margin portion of the interest rate, and lower debt levels from previous prepayments.

Our net income for 2017 was $39.8 million, an increase of $16.1 million when compared to 2016’s net income of $23.7 million. Our net income benefitted from improved performance, but also from the recognition of the effects of the Tax Cuts and Jobs Act, further described below. In December 2017, we revalued our ending net deferred tax liabilities at December 30, 2017 and recognized a $12.4 million tax benefit in the consolidated statement of operations for the year ended December 30, 2017.

Liquidity and Cash Flow 2017

During 2017, we generated $49.0 million in cash flow from operations, an increase of $2.6 million over 2016, which was used to make voluntary prepayments of debt of $40 million, as well as fund working capital needs, and for capital expenditures of $17.8 million. Free cash flow for 2017 was $34 million. Our free cash flow in 2017 benefitted from temporary relief on estimated tax payments given to those Florida businesses affected by Hurricane Irma. Therefore, in January 2018, we made an estimated Federal income tax payment of $9 million relating to the fourth quarter of 2017 estimated payment which was not required to be made until the end of January 2018.

We have consistently executed on our strategy to de-lever after acquisitions as shown by our net debt to Adjusted EBITDA ratio at the end of 2017 of 2.2 times, down 35 percent from early 2016. We ended 2017 with solid liquidity, including cash on hand of $34.0 million, down just $5.2 million from the end of 2016. We intend to continue our focus on maintaining a strong consolidated balance sheet that should give us flexibility to make further investments and fund future needs.

On September 22, 2017, we entered into the Cardinal APA for the sale to Cardinal of certain manufacturing equipment we used in processing glass components for PGTI-branded doors for a cash purchase price of $28 million. The Cardinal APA provided for the transfer of the assets from the Company to Cardinal in two phases, with the first date being in 2017, and the second date in the first quarter of 2018, on or about March 1, 2018. Under the Cardinal APA, the cash purchase price of $28 million is to be paid by Cardinal to the Company in three separate payments of $3 million on or about the time of the first transfer of the assets to Cardinal, $10 million on or about January 15, 2018, and $15 million at or about the time of the second transfer of assets to Cardinal. On November 1, 2017, Cardinal paid us $3.0 million in cash pursuant to the Cardinal APA.

The Tax Cuts and Jobs Act of 2017

On December 22, 2017, the President of the U.S. signed the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, effective January 1, 2018, limitations on the deductibility of interest expense and executive compensation, the elimination of the Section 199 domestic production activities deduction, and further restricting the deductibility of certain already restricted expenses.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Cuts and Jobs Act, the Company revalued its ending net deferred tax liabilities at December 30, 2017 and recognized a $12.4 million tax benefit in the Company’s consolidated statement of operations for the year ended December 30, 2017.

We have recognized the tax impacts related to the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended December 30, 2017.

We believe that several of these changes will have impacts on our effective tax rate in 2018, as well as our liquidity. We expect our effective tax rate to benefit from the reduction of the federal corporate income tax rate, but that our effective tax rate in 2018 will be negatively impacted by the repeal of the Section 199 domestic production activities deduction. At this time, the Company does not believe that the limitations on the deductions for interest expense and executive compensation will impact its effective tax rate. However, we are continuing to evaluate the possible impacts on the Company of the Tax Cuts and Jobs Act and will reflect our expectations of the impact to the Company as a result of the Tax Cuts and Jobs Act in our estimate of our 2018 annual effective tax rate in interim periods in 2018.

RESULTS OF OPERATIONS

Analysis of Selected Items from our Consolidated Statements of Operations

	Year Ended			Percent Change
	December 30, 2017	December 31, 2016	January 2, 2016	2017-2016	2016-2015
	(in thousands)
Net sales	$511,081	$458,550	$389,810	11.5%	17.6%
Cost of sales	352,097	318,452	270,678	10.6%	17.6%

Gross profit	158,984	140,098	119,132	13.5%	17.6%
Gross margin	31.1%	30.6%	30.6%
SG&A expenses	98,803	83,995	68,190	17.6%	23.2%
SG&A expenses as a percentage of net sales	19.3%	18.3%	17.5%
Fair value adjustment to contingent consideration	–	(3,000)	–

Income from operations	60,181	59,103	50,942
Interest expense, net	20,279	20,125	11,705
Debt extinguishment costs	–	3,431	–
Other expenses, net		–	388
Income tax expense	63	11,800	15,297

Net income	$39,839	$23,747	$23,552

2017 Compared with 2016

Net sales

Net sales for 2017 were $511.1 million, a $52.5 million, or 11.5%, increase in sales, from $458.6 million in 2016.

The following table shows net sales classified by major product category (in millions, except percentages):

	Year Ended
	December 30, 2017		December 31, 2016
	Sales	% of sales	Sales	% of sales	% change
Product category:
Impact-resistant window and door products	$433.4	84.8%	$381.6	83.2%	13.6%
Non-impact window and door products	77.7	15.2%	77.0	16.8%	0.9%

Total net sales	$511.1	100.0%	$458.6	100.0%	11.5%

Net sales of our impact window and door products, which include our PGT WinGuard products, as well as all of CGI’s products and the substantial majority of WinDoor’s products, were $433.4 million in 2017, an increase of $51.8 million, or 13.6%, driven by an increase in sales of our WinGuard products, primarily our vinyl WinGuard products. Included in sales of our impact-resistant window and door products for 2017 were $304.4 million of aluminum impact sales, an increase of $26.5 million, or 9.5%, and $129.0 million of vinyl impact sales, an increase of $25.3 million, or 24.4%.

Sales of our non-impact window and door products increased by $0.7 million, or 0.9%. Included in sales of our non-impact window and door products were $24.9 million of aluminum non-impact sales, a decrease of $2.0 million, or 7.5%, and $52.8 million of vinyl non-impact sales, an increase of $2.7 million, or 5.4%.

Gross profit and gross margin

Gross profit was $159.0 million in 2017, an increase of $18.9 million, or 13.5%, from $140.1 million in 2016. The gross margin percentage was 31.1% in 2017, compared to 30.6% in 2016, a percentage-point increase of 0.5%. Adjusting for costs relating to Hurricane Irma, WinDoor leadership and glass supply-chain transition costs, and costs relating to the start-up of our Thermal Plastic Spacer system line incurred in January and February, totaling $2.1 million in 2017, and product line termination costs and costs relating to the start-up of our Thermal Plastic Spacer system line incurred totaling $1.6 million in 2016, the gross margin percentage was 31.5% in 2017, compared to 30.9% in 2016, a percentage-point increase of 0.6%. Gross margin for 2017 was positively impacted by several factors, including improvements in scrap rates and production efficiencies at our PGTI and CGI facilities, and a favorable change in product mix, each of which benefitted gross margin by 0.6%, from price increases announced during 2017, which benefitted gross margin by 0.5%, and a favorable impact on higher sales volume, which benefitted gross margin by 0.3%. These improvements were partially offset by decreases resulting from higher material costs, primarily due to the increase in aluminum prices during 2017, which decreased gross margin by 0.7%, higher depreciation, which decreased gross margin by 0.6%, and due to WinDoor, which negatively impacted gross margin by 0.1%.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2017 were $98.8 million, an increase of $14.8 million, or 17.6%, from $84.0 million in 2016. As a percentage of net sales, these costs were 19.3% in 2017, an increase of 1.0% from 18.3% in 2016. Contributing to the increase was a $2.5 million increase in selling and distribution costs as the result of an increase in volume, and due to distribution disruptions caused by Hurricane Irma, as well as increased spending for advertising following Hurricane Irma. There were also increases in personnel-related costs of $6.6 million for 2017, primarily due to higher accrued incentive costs as a result of the Company’s improved performance. Also contributing to the increase were $1.0 million of costs from our attendance at and participation in the National Association of Home Builders’ International Builders Show in Orlando, Florida in January 2017, $0.9 million in higher depreciation expense on higher recent capital spending, and due to higher bank credit card fees of $0.6 million due to higher credit card collections. Selling, general and administrative expenses also increased due to costs relating to our community outreach activities which we undertook to assist those affected by Hurricane Irma. The remaining increase in selling, general and administrative expenses is related to an increase in the level of administrative activities.

We record warranty costs as a selling expense within selling, general and administrative expenses. Our warranty expense, as a percentage of sales, decreased during 2017, with an average rate of 2.09%, as compared to an average rate of 2.41% during 2016. The decrease in warranty expense as a percentage of sales was primarily the result of our workforce becoming more seasoned through experience and training. We expect that, as our team members continue to gain in experience, and are exposed to improved training initiatives we have implemented, and as we realize the quality-related benefits of our new thermal plastic spacer (“TPS”) system, an innovative technology for production of insulated glass, our warranty expense, as a percentage of sales, will further decline. We expect that our warranty risk profile has improved due to the

Cardinal SA, pursuant to which the glass components we purchase from Cardinal are warrantied by Cardinal and, thus, any warranty costs for those glass components will be borne by Cardinal.

Interest expense

Interest expense was $20.3 million in 2017, an increase of $0.2 million from $20.1 million in 2016. During 2017, we made a total of $40 million of voluntary prepayments of borrowings under our 2016 Credit Agreement, which resulted in non-cash write-offs of deferred lenders fees and discount of $1.9 million, which we classified as interest expense. These charges offset the savings generated over prior year from our debt repricing we completed in February 2017, which resulted in a one percentage-point decrease in the margin portion of the interest rate, and lower debt levels from previous prepayments. Additionally, we saw increases in LIBOR during 2017, which increased the weighted average interest rate we paid during 2017 since the beginning of 2017.

Income tax expense

Our income tax expense was $63,000 for 2017, representing an effective tax rate of 0.2%. This compares to income tax expense of $11.8 million for 2016, representing an effective tax rate of 33.2%. Income tax expense in 2017 includes a $12.4 million tax benefit due to the revaluation of our ending net deferred tax liabilities at December 30, 2017 as the result of the Tax Cuts and Jobs Act. Income tax expense in 2017 also includes excess tax benefits totaling $1.8 million. We adopted ASU 2016-09 effective on January 1, 2017. As a result, excess tax benefits resulting from the exercise of stock options and lapse of restrictions on stock awards are now recognized as a discrete item in tax expense, where previously such tax effects had been recognized in additional paid-in-capital. Income tax expense in 2017 also benefitted from tax credits totaling $0.4 million, including estimated federal income tax credits recognized related to our research and development efforts for 2017, and state incentive tax credits.

Income tax expense in 2016, benefitted from tax credits totaling $1.2 million, including federal income tax credits recognized related to our research and development efforts for tax years 2012 through 2016, and state incentive tax credits.

Excluding the effects of these discrete items in income tax expense, our effective tax rate in 2017 would have been 36.8%, compared to 36.5% in 2016, slightly lower than our combined statutory federal and state tax rate of 38.8%, primarily as the result of the section 199 domestic manufacturing deduction in both years.

2016 Compared with 2015

Net sales

Net sales for 2016 were $458.6 million, a $68.8 million, or 17.6%, increase in sales, from $389.8 million in 2015.

The following table shows net sales classified by major product category (in millions, except percentages):

	Year Ended
	December 31, 2016		January 2, 2016
	Sales	% of sales	Sales	% of sales	% change
Product category:
Impact-resistant window and door products	$381.6	83.2%	$319.2	81.9%	19.6%

Non-impact window and door products	77.0	16.8%	70.6	18.1%	8.9%

Total net sales	$458.6	100.0%	$389.8	100.0%	17.6%

Net sales of our impact-resistant window and door products, which include our PGT WinGuard products, as well as all of CGI’s products and the substantial majority of WinDoor’s products, were $381.6 million in 2016, an increase of $62.4 million, or 19.6%, driven by an increase in sales of our WinGuard products, primarily our vinyl WinGuard products, and also the inclusion of WinDoor’s impact sales of $37.0 million during the period in 2016 after we acquired WinDoor in February 2016. Included in sales of our impact-resistant window and door products were $277.9 million of aluminum impact sales, an increase of $30.4 million, or 12.3%, and $103.7 million of vinyl impact sales, an increase of $32.0 million, or 44.6%.

Sales of our non-impact window and door products increased by $6.4 million, or 8.9% for 2016, including $1.2 million from WinDoor. Included in sales of our non-impact window and door products were $26.9 million of aluminum non-impact sales, a decrease of $0.1 million, or 0.6%, and $50.1 million of vinyl non-impact sales, an increase of $6.5 million, or 14.8%.

Gross profit and gross margin

Gross profit was $140.1 million in 2016, an increase of $21.0 million, or 17.6%, from $119.1 million in 2015. The gross margin percentage was 30.6% in 2016, unchanged compared to 2015. Adjusting for costs relating to product line relocations and terminations, and installation of our two new TPS system glass lines in 2016 totaling $1.6 million, and costs related to our ERP systems conversion, new product launch costs, and glass line installation in 2015 totaling $5.1 million, gross margin was 30.9% in 2016, compared to 31.9% in 2015, respectively, representing a decrease of 1.0%. Gross margin was positively impacted for 2016 by several factors, including the addition of WinDoor, which benefitted gross margin by 0.3%, lower aluminum prices, which benefitted gross margin by 0.3%, and price increases during 2016, which benefitted gross margin by 0.2%. These improvements were offset by higher overhead costs as we continued to maintain support costs at WinDoor and CGI during the luxury market softness in 2016 in anticipation of the expected return of the high-end market, resulting in a margin decrease of 0.6%, product mix, which decreased gross margin by 0.5%, higher depreciation, which decreased margin by 0.5%, and scrap and inefficiencies, which decreased gross margin by 0.2%.

Selling, general and administrative expenses

Selling, general and administrative expenses were $84.0 million for 2016, an increase of $15.8 million, or 23.2%, from $68.2 million in 2015. As a percentage of net sales, these costs were 18.3%, an increase of 0.8% from 17.5% from fiscal year 2015. Selling, general, and administrative expenses for 2016 includes $7.8 million related to WinDoor. Excluding WinDoor, selling, general and administrative costs increased $8.0 million for 2016, as compared to 2015. Contributing to the increase was a $4.8 million increase in selling and distribution costs as the result of an increase in volume, which was partially offset by a $0.2 million decrease in fuel costs due to a lower average price of gasoline. There were also increases in personnel-related costs of $2.6 million for 2016 due to an increase in the Company’s 401(k) contribution for

2016, compared to 2015, and due to higher indirect labor costs on higher volume, bank credit card fees of $0.5 million due to higher credit card collections, and of $1.2 million related to higher acquisition-related costs incurred in 2016, as compared to 2015, during which there was no acquisition activity. These increases were partially offset by decreases in marketing costs, and other general and administrative costs during 2016, totaling approximately $1.1 million.

We record warranty costs as a selling expense within selling, general and administrative expenses. Our warranty expense, as a percentage of sales, increased during our 2016 fiscal year, with an average rate of 2.41%, as compared to an average rate of 2.12% for fiscal year 2015. The increases in warranty expense were the result of a significant increase in the number of new manufacturing employees we hired in 2016 to support our growth over the prior years. Those employees did not have the level of experience and training as our more seasoned employees.

Fair value adjustment to contingent consideration

The stock purchase agreement for the acquisition of WinDoor provided for the potential for an earn-out contingency payment to sellers had WinDoor achieved a certain level of sales in the calendar year ended December 31, 2016. The potential undiscounted amount of all future payments that could be required to be paid under the contingent earn-out consideration arrangement was between $0 and $3.0 million. We had recorded an earn-out contingency liability of $3.0 million on the closing date, which represented its then estimated fair value using undiscounted cash flows, based on probability adjusted level of revenues with a range whose minimum was $51.0 million. Based on revised estimates using actual sales through the end of the 2016 third quarter, we concluded the probability was remote that WinDoor’s actual sales for 2016 would reach the $46.0 million minimum level required for the minimum payment of $2.7 million possible under the earn-out contingency arrangement and, therefore, determined that the entire initial estimated fair value of $3.0 million should be reversed.

Interest expense

Interest expense was $20.1 million in 2016, an increase of $8.4 million from $11.7 million in 2015. During 2016, concurrent with the acquisition of WinDoor in the middle of the first quarter of 2016, we refinanced our then existing credit agreement into the 2016 Credit Agreement, a $270.0 million senior secured credit facility, which increased our outstanding debt balance to $270.0 million, from $197.5 million at the end of 2015. The increase in interest expense was due primarily to the increase in outstanding debt under the senior secured credit facility and resulting increase in average outstanding debt balance during 2016, compared to 2015, as well as an increase in the stated rate under the 2016 Credit Agreement. Interest expense was also affected by higher amortization of deferred financing costs and discount. We accelerated the amortization of lenders fees and discount of $0.2 million relating to the term-loan portion of the 2016 Credit Agreement as the result of the voluntary prepayment of $4.0 million we made on September 30, 2016, which we classified as interest expense.

Effective on February 17, 2017, we repriced the term loan portion of the 2016 Credit Agreement, which resulted in a one percentage-point decrease in the stated rate.

Debt extinguishment costs

Debt extinguishment costs were $3.4 million in 2016. These costs related to the write-off of deferred financing costs and debt discount in connection with entering into the 2016 Credit Agreement effective on February 16, 2016, which resulted in certain then existing lenders exiting the facility, and certain continuing lenders being considered debt extinguishments in the refinancing. This resulted in the write-offs of portions of the deferred financing costs and original issue discount allocated to these lenders.

Other expenses, net

Other expenses, net, were $0.4 million in 2015. Other expenses relate entirely to the ineffective portion of our aluminum hedging activities.

Income tax expense

Our income tax expense was $11.8 million for 2016, representing an effective tax rate of 33.2%. Income tax expense in 2016, benefitted from tax credits totaling $1.2 million, including federal income tax credits recognized related to our research and development efforts for tax years 2012 through 2016, and state incentive tax credits.

Income tax expense in 2015 includes a $1.6 million discrete item of income tax expense representing income tax expense previously classified within accumulated other comprehensive losses, relating to the intraperiod income taxes on our effective aluminum hedges, which we reversed in the second quarter of 2015 as the result of the culmination of our remaining cash flow hedges. Income tax expense in 2015 also includes the beneficial effect of $0.8 million, net of federal effect, from a Florida jobs credit we received as the result of our increased employment levels.

Excluding the effects of these discrete items in income tax expense, our effective tax rate in 2016 would have been 36.5%, compared to 37.3% in 2015, slightly lower than our combined statutory federal and state tax rate of 38.8%, primarily as the result of the section 199 domestic manufacturing deduction in both years.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash flow generated by operations, supplemented by borrowings under our credit facility. This cash generating capability provides us with financial flexibility in meeting operating and investing needs. Our primary capital requirements are to fund working capital needs, and to meet required debt payments, including debt service payments on our credit facilities and fund capital expenditures.

Consolidated Cash Flows

Operating activities. Cash provided by operating activities was $49.0 million for 2017, compared to $46.4 million for 2016.

The increase in cash flows from operations of $2.6 million in 2017 was primarily due to an increase of $42.5 million in collections from customers as the result of increased sales. This increase in collections was partially offset by an increase in payments to vendors of $34.6 million as the result of higher procurements of inventory due to increased sales, an increase in personnel related disbursements of $8.8 million due to the higher level of employees during 2017, compared to 2016, needed to support the increase in demand for our products, and an increase in debt service costs of $0.3 million, primarily as the result of an increase in LIBOR during 2017, partially offset by lower debt levels from voluntary debt prepayments made during 2017, and a one percentage-point decrease in our applicable debt margin from the February 2017 refinancing. Also, in 2017 compared to 2016, net tax payments decreased $2.2 million. A federal and state income tax liability of $6.5 million which was classified as accrued liabilities, primarily as the result of our ability to defer our fourth quarter 2017 estimated payment due to the extension of time to January 2018 to make that payment pursuant to the IRS extension of time for companies affected by Hurricane Irma. Other collections of cash and other cash activity, net, increased by $1.6 million for 2017 compared to 2016.

The increase in cash flows from operations of $13.9 million in 2016 was primarily due to an increase of $73.9 million in collections from customers as the result of increased sales. This increase in collections was partially offset by an increase in payments to vendors of $46.5 million as the result of higher procurements of inventory due to increased sales, an increase in personnel related disbursements of $14.0 million due to the higher level of employees during 2016, compared to 2015, needed to support the increase in demand for our products, and an increase in debt service costs of $4.5 million due to the higher level of debt as the result of the 2016 refinancing and acquisition of WinDoor. The refinancing also resulted in a higher stated interest rate, increasing the rate on the term loan portion of our borrowings to 6.75% under the 2016 Credit Agreement, from 5.25% under the 2014 credit agreement. However, in February 2017, we repriced this facility resulting in a one-percentage point decrease in the margin. Also, in 2016 compared to 2015, net tax payments decreased $4.6 million, and other collections of cash and other cash activity, net, increased by $0.4 million. At December 30, 2017, we had a federal income tax receivable of $2.6 million, which we classified as other current assets. The overpayment of estimated income taxes in 2016 was due in part to the unanticipated benefit of research and development activities credits of approximately $1.0 million, as well as lower actual pre-tax book income than used in our estimate of taxable income for the year.

Direct cash flows from operations for 2017, 2016, and 2015 are presented below:

	Direct Operating Cash Flows
	2017	2016	2015
	(in millions)
Collections from customers	$507.2	$464.7	$390.8
Other collections of cash	5.2	3.8	3.6
Disbursements to vendors	(312.5)	(277.9)	(231.4)
Personnel related disbursements	(134.7)	(125.9)	(111.9)
Debt service costs	(16.3)	(16.0)	(11.5)
Income tax payments, net	–	(2.2)	(6.8)
Other cash activity, net	0.1	(0.1)	(0.3)

Cash from operations	$49.0	$46.4	$32.5

The majority of other collections of cash are from scrap aluminum sales.

DSOs, which we calculate as accounts receivable divided by average daily sales, were 38 days on December 30, 2017, compared to 33 days on December 31, 2016, and 36 days on January 2, 2016. The increase in DSOs in 2017 from 2016 was due to negative impacts by Hurricane Irma, which caused disruptions to our customers’ invoice-payment activities resulting in an increase in our average accounts receivable, as well as due to higher DSOs at WinDoor, whose customers had generally been extending payments. The decrease in DSOs in 2016 from 2015 was due to a reduction in larger, longer-payment termed projects at CGI.

Inventory on hand as of December 30, 2017, was $37.8 million, an increase of $7.3 million from December 30, 2016. The increase was due primarily to our decision to hold higher levels of raw materials as we continued to respond to the increase in demand for our products in the fourth quarter of 2017, which carried over into the first and second quarters of 2018. Inventory on hand as of December 31, 2016, was $30.5 million, an increase of $7.5 million from December 31, 2016. The increase was due primarily to the acquisitions of WinDoor and USI, which included combined inventories of $7.3 million. Our inventory consists principally of raw materials purchased for the manufacture of our products and limited finished goods inventory as all products are custom, made-to-order products. Our inventory levels are more closely aligned with our number of product offerings rather than our level of sales. We have maintained our inventory level to have (i) raw materials required to support new product launches; (ii) a sufficient level of safety stock on certain items to ensure an adequate supply of material in the event of a sudden increase in demand and given our short lead-times; and (iii) adequate lead times for raw materials purchased from overseas suppliers in bulk supply. Inventory turns for the year ended December 30, 2017, was 10.3 times, lower than 11.9 times for the year ended December 31, 2016. This decrease reflects our improved performance during 2017, as well as improvements in inventory management. Inventory turns for the year ended January 2, 2016, was 12.6 times. On average, we turn our inventories approximately once per month.

Management monitors and evaluates raw material inventory levels based on the need for each discrete item to fulfill short-term requirements calculated from current order patterns and to provide appropriate safety stock. Because all our products are made-to-order, we have only a small amount of finished goods and work in progress inventory. Due to these factors, we believe our inventories are not excessive, and we expect the value of such inventories will be realized.

Investing activities. Cash used in investing activities was $14.7 million in 2017, compared to $119.0 million in 2016, a decrease in cash used of $104.3 million. We used $101.3 million of cash to acquire businesses in 2016, whereas in 2017 we had no acquisitions. Also, in 2017, we used cash of $17.8 million for capital expenditures, compared to $17.7 million in 2016, an increase of $0.1 million in cash used. Finally, in 2017, we received proceeds of $3.1 million from the sales of property, plant and equipment, which includes $3.0 million in cash proceeds received from Cardinal in November 2017 relating to the terms of the Cardinal APA, pursuant to which we sold certain door glass manufacturing assets to Cardinal. Cash proceeds from sales of property, plant and equipment in 2016 were insignificant.

Cash used in investing activities was $119.0 million in 2016, compared to $17.4 million in 2015, an increase in cash used of $101.6 million. We used $101.3 million of cash to acquire businesses in 2016, whereas in 2015 we had no acquisitions. Also, in 2016, we used cash of $17.7 million for capital expenditures, compared to $17.4 million in 2015, an increase of $0.3 million in cash used.

Financing activities. Cash used by financing activities was $39.5 million in 2017, compared with cash provided of $50.3 million in 2016, a decrease in cash provided of $89.8 million. Cash used for repayments of long-term debt in 2017 was $40.1 million, including voluntary prepayments of borrowings under the 2016 Credit Agreement totaling $40.0 million made during 2017, compared to $203.5 million in 2016, a decrease in cash used of $163.4 million. The February 2016 refinancing related to our acquisition of WinDoor resulted in $261.0 million in net proceeds from the issuance of long-term debt. In addition, we made payments of financing costs of $7.2 million related to the 2016 refinancing. Purchases of treasury stock were $0.3 million in 2017, versus $2.8 million in 2016, a decrease in cash used of $2.5 million. Proceeds from the exercises of stock options were nearly $0.1 million lower in 2017, and there was a decrease in excess tax benefits from option exercises of $1.9 million in 2017, as a result of our adoption of ASU 2016-09, which eliminated the offsetting classifications of excess tax benefits as both operating and financing cash flows.

Cash provided by financing activities was $50.3 million in 2016, compared with just over $3.9 million in 2015, an increase of $46.4 million. Cash used for repayments of long-term debt in 2016 was $203.5 million, compared to $2.0 million in 2015, an increase in cash used of $201.5 million. Cash used for payments of long-term debt of $203.5 million in 2016 was the result of the February 2016 refinancing and contemporaneous pay-down of $197.5 million of our then existing credit facility. Following the refinancing in 2016, we made a total of $4.0 million of voluntary prepayments of debt in 2016, in addition to $2.0 million of scheduled debt payments.

The February 2016 refinancing related to our acquisition of WinDoor resulted in $261.0 million in net proceeds from the issuance of long-term debt. In addition, we made payments of financing costs of $7.2 million related to the 2016 refinancing. Purchases of treasury stock were $2.8 million in 2016, versus just $44,000 in 2015, an increase in cash used of $2.8 million. Proceeds from the exercises of stock options were $1.2 million lower in 2016, compared to 2015, and there was a decrease in excess tax benefits from option exercises of $1.9 million.

Capital Expenditures. Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. In 2017, we continued to invest in our long-term future by spending $17.8 million for capital expenditures, primarily representing equipment purchases for the various glass processing lines in our glass processing facility. In 2016, we spent $17.7 million on capital expenditures as we continued to equip our glass processing facility, including the additions of two then new TPS system glass lines. Management expects to spend between $20 million and $24 million for capital expenditures in 2018, excluding any capital expenditures we may make for the Western Window Systems business, but including the buildout improvements we made to our new, leased facility in Miami, Florida in early 2018. Our capital expenditure program is geared towards making investments in capital assets targeted at increasing both gross sales and margins, but also includes capital expenditures for maintenance capital.

Long-Term Debt

Long-term debt consists of the following:

	June 30, 2018	December 30, 2017	December 31, 2016
	(in thousands)
At June 30, 2018, the average interest rate was 2.09% plus a margin of 3.50%. At December 30, 2017, the average interest rate was 1.46% plus a margin of 4.75%. At December 31, 2016, the average interest rate was 1.00% plus a margin of 5.75%.(1)	$223,975	$223,975	$263,975
Other debt(2)	312	458	–
Fees, costs and original issue discount(3)	(8,903)	(11,460)	(16,102)

	215,384	212,973	247,873
Less current portion of long-term debt(2)	(303)	(294)	–

Long-term debt, less current portion	$215,081	$212,679	$247,873

(1)	The decrease in the average interest rates over these periods reflects the repricing of the term loan facility in February 2017 and a second repricing of the term loan facility in March 2018.

(2)

In July 2017, we entered into a two-year financing arrangement for the purchase of an enterprise-wide software license relating to office productivity software. This financing arrangement requires 24 monthly payments of $26,000 each. We estimated the value of this financing arrangement to be $590,000, using an imputed annual interest rate of 6.00%, which approximates our borrowing rate under the 2016 Credit Agreement, a Level 3 input.

(3)

Fees, costs and original issue discount—represents third-party fees, lender fees, other debt-related costs, and original issue discount, recorded as a reduction of the carrying value of the debt pursuant to ASU 2015-03, and is amortized over the life of the debt instrument.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes our contractual obligations as of December 30, 2017 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Current	2-3 Years	4-5 Years	Thereafter
Long-term debt(1)	$282,044	$14,063	$28,127	$239,854	$–
Operating leases	31,591	4,884	8,501	5,065	13,141
Supply agreements	6,126	6,126	–	–	–
Tenant improvement commitments	1,754	1,754	–	–	–
Equipment purchase commitments	1,237	1,237	–	–	–

Total contractual cash obligations	$322,752	$28,064	$36,628	$244,920	$13,141

(1)

Includes estimated future interest expense on our long-term debt at a weighted-average interest rate of 6.21% as of December 30, 2017, which includes a weighted-average base rate of 1.46% and a margin of 4.75%. During the six months ended June 30, 2018, we paid approximately $7.4 million in interest expense related to our long-term debt.

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases with an initial or remaining term in excess of one year at December 30, 2017. Purchase orders entered into in the ordinary course of business are excluded from the above table. Amounts for which we are liable are reflected on our consolidated balance sheet as accounts payable and accrued liabilities.

We are obligated to purchase certain raw materials used in the production of our products from certain suppliers pursuant to stocking programs. If all of these programs were cancelled by us, as of December 30, 2017, we would be required to pay $6.1 million for various materials.

At December 30, 2017, we had a commitment to make tenant improvements relating to our new, leased facility in Miami, Florida, of $1.8 million.

At December 30, 2017, we had $0.2 million in standby letters of credit related to our worker’s compensation insurance coverage, and commitments to purchase equipment of $1.2 million.

Except as disclosed above, there have been no material changes to our contractual obligations or commercial commitments since December 30, 2017.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We utilize derivative financial instruments to hedge price movements in aluminum materials used in our manufacturing process. Since the end of our second quarter ended June 30, 2018, we have entered into additional aluminum hedging instruments that settle at various times through December 2019. Combined with our forward-buy contracts for aluminum, which are not derivative financial instruments, but which provide us with protection from increases in aluminum prices, as of today we are covered for approximately 58% of our anticipated needs through December 2019 at an average price of $1.16 per pound.

Regarding only our aluminum hedging instruments for the purchase of aluminum, as of July 23, 2018, a 10% decrease in the price of aluminum per pound would decrease the fair value of our forward contracts of aluminum by an estimated $2.6 million. This calculation utilizes our actual commitment of 28.1 million pounds under contract (to be settled through December 2019) and the market price of aluminum as of July 23, 2018. All calculations include estimates for the Midwest premium.

We experience changes in interest expense when market interest rates change. Changes in our debt could also increase these risks. Based on debt outstanding as of June 30, 2018 of $224.3 million, a 100 basis-point increase in our interest rate would result in approximately $2.2 million of additional interest costs annually.

Except as disclosed above, there have been no material changes to the information disclosed above since December 30, 2017.

CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we follow GAAP. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations.

On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. The following is a summary of our more significant accounting estimates that require the use of judgment in preparing the financial statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Indefinite Lived Intangibles
The impairment evaluation of the carrying amount of intangible assets with indefinite lives (which for us is our trade names) is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. We have the option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. If we elect to bypass the qualitative assessment or if we determine, based on qualitative factors, that it is more likely than not that the fair value of our trade names is less than the carrying amount, an evaluation is performed by comparing the carrying amount of these assets to their estimated fair values. If the estimated fair value is less than the carrying amount of the intangible asset, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is determined using the relief from royalty method that is based upon the discounted projected cost savings (value) attributable to ownership of our trade names, our only indefinite lived intangible assets.

In estimating fair value, the method we use requires us to make assumptions, the most material of which are sales projections attributable to products sold with these trade names, the anticipated royalty rate we would pay if the trade names were not owned (as a percent of sales), and a weighted average discount rate. These assumptions are subject to change based on changes in the markets in which these products are sold, which impact our projections of future sales and the assumed royalty rate. Factors affecting the weighted average discount rate include assumed debt to equity ratios, risk-free interest rates and equity returns, each for market participants in our industry.

We completed a qualitative assessment of our indefinite-lived intangible assets (trade names) on the first day of our fourth quarter of 2017. This qualitative assessment included an evaluation of relevant events and circumstances that existed at the date of our assessment. Those events and circumstances included conditions specific to our trade names, such as the inputs that would be used to calculate their fair values, as well as events and circumstances related to the trade names, such as the industry in which we use the trade names, our

Actual results can differ from our estimates, requiring adjustments to our assumptions. The result of these changes could result in a material change in our calculation and an impairment of our trade names.

If our WinDoor brand does not perform to the levels expected in this most recent quantitative assessment of fair value, the WinDoor trade name is at a higher degree of risk for future impairment.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

competitive environment, the availability and costs of its raw materials and labor, the financial performance of our Company, and factors related to the markets in which our Company operates. We also considered that, for our PGTI and CGI trade names, no new impairment indicators were identified since the date of our prior assessments, which was a quantitative assessment for the PGTI trade names and a qualitative assessment for the CGI trade name. Based on that assessment, we concluded that it is more likely than not that our PGTI and CGI tradenames are not impaired.

In evaluating our WinDoor trade name as of the first day of the fourth quarter of 2017, we elected to bypass the qualitative assessment and perform a quantitative assessment.

The following table highlights the sensitivities of the WinDoor trade name as of December 30, 2017 (in thousands):

WinDoor Tradename
Carrying value	$18,400

Approximate amount that a one percentage-point increase in the discount rate and a 5% decrease in cash flows would cause the carrying value to exceed the fair value and trigger an impairment	$2,600

There have been no material changes to the information described above since December 30, 2017.

RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” The amendments under ASU 2017-12 refine and expand hedge accounting requirements for both financial (e.g., interest rate) and commodity risks. Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. It also makes certain targeted improvements to simplify the application of hedge accounting guidance. ASU 2017-12 was effective for us in the first quarter of 2019, but we elected to early-

adopt this guidance effective on December 31, 2017, the first day of our 2018 fiscal year. Since the beginning of 2018, we have entered into several aluminum forwards contracts which we have designated as cash flow hedges and are accounting for as derivative financial instruments to which we are applying the provisions of ASU 2017-12.

In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842)”. This guidance supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. We are currently evaluating the impact of this new standard on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF WESTERN WINDOW SYSTEMS

The following contains management’s discussion and analysis of Western Window Systems’ financial condition and results of operations. You should read the following discussion in conjunction with the Western Window Systems consolidated financial statements and the related notes thereto incorporated by reference. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Executive Overview

Headquartered in Phoenix, Arizona, Western Window Systems designs and manufactures premium contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets. Western Window Systems’ management is focused on targeted innovation of premium, energy efficient window and door products, dealer expansion to serve new geographies, investing in capabilities to meet consumer demand for its products and further expansion into new sales and distribution channels and markets, such as the commercial market and, following the Western Window Systems Acquisition, further expansion into the residential repair and remodel market. Western Window Systems services its customer base through the Custom (i.e., residential custom home builders who generally construct 50 or fewer new homes per year with prices generally ranging from $500,000 to $1,500,000) and Corporate Builder (i.e., residential production builders that generally construct more than 50 new homes per year with prices generally ranging from $150,000 to $750,000) sales channels, throughout the Western U.S. Western Window Systems also markets its commercial products, which include contemporary windows and doors for end-use applications such as hotels, restaurants, schools and hospitals, using the sales teams that work in both of these sales channels. The Custom sales channel, with its highly customized consumer demand requirements and design specifications, provides whole house contemporary doors and windows with narrow site lines, aluminum frames and large opening solutions for luxury single family residential homes. Within the Corporate Builder sales channel, Western Window Systems seeks to capitalize on evolving consumer preferences for outdoor living by providing an aspirational product upgrade for consumers purchasing homes from residential production builders. In the past 12 months, Western Window Systems also launched 14 new products that deliver on consumer preferences for thin site lines, favorable energy ratings and luxury performance. Western Window Systems believes this new product line has broad application across the U.S. and supports market trends towards unifying indoor/outdoor living spaces and contemporary style and design.

Western Window Systems’ management is focused on implementing the following strategy:

•

Continuing to increase customer and consumer awareness of its new product family of windows and doors (i.e., the 7000 series), which satisfy some of the most stringent energy efficiency rating requirements in North America, capitalizing on increasing builder and consumer preferences and market trends for contemporary windows and doors that unify residential indoor/outdoor living spaces;

•	Achieving market expansion of these new products through marketing campaigns designed to extend demand for these products into new price points of homes and architecture styles;

•

Expanding further into the commercial market, utilizing Western Window Systems’ existing product portfolio and, after the Western Window Systems Acquisition, the commercial products offered through the CGI and WinDoor divisions of PGTI, as well as new commercial products developed through collaborative and targeted research and development efforts;

•

Expanding further into the growing repair and remodel markets, following the Western Window Systems Acquisition, by utilizing PGTI’s experience in and understanding of that market, which will provide the opportunity to sell Western Window Systems’ products into the repair and remodel market sectors in both PGTI’s and Western Window Systems’ core geographical markets;

•	Rapidly but responsibly adding dealers that serve new geographies and market verticals throughout North America, to enable Western Window Systems to increase its product sales in emerging markets; and

•	Continuing to focus on operational initiatives to continuously improve on key customer metrics, such as on-time delivery and quality, while driving down costs and improving margins.

Western Window Systems believes the factors set forth below are some of the items most likely to have an impact on the financial performance of its business, and thus, management generally focuses on developments and trends in these factors as some of the relevant market indicators likely to impact Western Window Systems’ financial performance:

•	New housing starts and completions in North America, and in particular Western Window Systems’ core geographical markets in the Western U.S.;

•	Changes in energy and structural related building codes in the core geographical markets where Western Window Systems’ products are sold, as well as in emerging markets;

•	Changes in the costs of materials, including aluminum and glass;

•	Labor availability and changes in the cost of employee compensation and benefits costs, including the cost of health insurance;

•	Changes in consumer and builder preferences regarding product designs and functionality; and

•	Changes in government incentives related to safety, energy and environmental initiatives resulting from public policy.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017

Performance Summary

The following table presents financial data derived from Western Window Systems unaudited condensed consolidated statements of income as a percentage of total net sales for the periods indicated (in thousands, except percentages):

	Six Months Ended
	June 30, 2018		June 30, 2017
	(in thousands)
Net Sales	$63,025	100.0%	$50,487	100.0%
Cost of Sales	36,446	57.8%	32,614	64.6%

Gross Profit	26,579	42.2%	17,873	35.4%
Selling, general and administrative expense	17,105	27.1%	13,225	26.2%

Income from operations	9,474	15.0%	4,648	9.2%
Interest expense, net	2,222	3.5%	2,125	4.2%

Net income	$7,252	11.5%	$2,523	5.0%

Net sales

Net sales during the first half of 2018 were $63.0 million, an increase of $12.5 million, or 24.8%, from $50.5 million in the first half of 2017. The increase in Net Sales in both sales channels was principally due to increased units of products sold in core markets like California and Texas and emerging markets such as Maryland, Washington, New Mexico and Georgia. Net Sales from the Corporate Builder sales channel increased by $8.7 million, or 42.0%, primarily driven by a 34.3% increase in the number of units of products sold, with a majority of the increase in Western Window Systems’ core states. Net Sales from the Custom sales channel increased $3.9 million, or 13.0%, primarily due to an 18.0% increase in units sold during first six months of 2018.

Gross profit and margin

Gross profit was $26.6 million in the first half of 2018, an increase of $8.7 million, or 48.7%, from $17.9 million in the first half of 2017. The gross margin percentage was 42.2% in the first half of 2018, compared to 35.4% in the first half of 2017, an increase of 6.8%. The increase in gross margin was primarily due to an improvement in labor costs from improved operational efficiencies related to being fully transitioned into Western Window Systems’ new production facility, which provided a 3.0% increase in gross margin, and due to an improvement in material cost driven by a decrease in the cost of glass due to a transition to a new glass supplier, which increased gross margin by 2.2%. Gross margin was also positively impacted by 0.7% due to lower shipping costs related to projects driving higher revenue shipped per trailer, which is a metric that Western Window Systems has focused on in 2018 to drive down common carrier costs. These gross margin increases were partially offset by an increase in the price of aluminum, which decreased gross margin by 0.3%. The remaining overall increase in gross margin relates to decreases in other material cost components related to changes in product mix and an increase in overall price per unit from 2017 to 2018.

Selling, general and administrative expenses

Selling, general and administrative expenses were $17.1 million in the first half of 2018, an increase of $3.9 million, or 29.3%, from $13.2 million in the first half of 2017. The increase is due to higher personnel-related costs of approximately $1.9 million, primarily due to Western Window Systems’ significant investment in expanding its sales force over the last twelve months in both existing and emerging markets throughout North America, as it added 14 new sales employees during that time. The increase in expenses is also due to higher incentive compensation of approximately $0.8 million as a result of Western Window Systems’ improved performance in the first half of 2018, compared to the same period of 2017, and also due to higher advertising and marketing expenses of $0.5 million in the first half of 2018. The growth in the sales team is intended to enable Western Window Systems to further expand into new addressable markets, verticals and geographies. The remaining increase in expenses was primarily related to costs consistent with higher sales compared to the prior year period.

Interest expense, net

Interest expense was $2.2 million in the first half of 2018, which was in line with the $2.1 million in the first half of 2017. Interest expense was impacted by a decrease in the average amount of outstanding debt for the first six months of 2018, as compared to the first half of 2017, due to the repayment of $7.8 million in the principal amount of Western Window Systems’ debt, offset by a higher weighted average interest rate, as compared to the first half of 2017, due to increases in LIBOR in 2018.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Performance Summary

The following table presents financial data derived from Western Window Systems’ audited condensed consolidated statements of income as a percentage of total net sales for the periods indicated (in thousands, except percentages):

	Year Ended			Percent Change
	December 31, 2017	December 31, 2016	December 31, 2015(1)	2017-2016	2016-2015
(in thousands)
Net Sales	$100,159	$89,762	$69,771	11.6%	28.7%
Cost of Sales	64,361	56,431	46,239	14.1%	22.0%

Gross profit	35,798	33,331	23,532	7.4%	41.6%
Gross margin	35.7%	37.1%	33.7%
SG&A expenses	27,403	22,391	21,734	22.4%	3.0%
SG&A expenses as a percentage of net sales	27.4%	24.9%	31.2%

Income from operations	8,395	10,940	1,798
Interest expense, net	4,300	4,318	2,174

Net income (loss)	$4,095	$6,622	$(376)

(1)

The data presented in this column, and the related Management’s Discussion and Analysis, reflects the combined results of the Western Window Systems Successor and Predecessor. For a detailed presentation of the individual results of the Western Window Systems Successor and Predecessor for the five month period ended December 31, 2015 and the seventh month period ended July 31, 2015, respectively, see “Summary—Summary Historical Consolidated Financial Data of Western Window Systems”.

Net sales

Net sales increased $10.4 million or 11.6%, to $100.2 million in 2017 compared to $89.8 million in 2016, driven primarily by increased sales in Western Window Systems’ core states. Net sales from the Corporate Builder sales channel increased by $6.5 million, or 17.5%, primarily due to a 21.0% increase in the number of units of products sold, partially offset by a decrease in the average selling price per unit. Net sales from the Custom sales channel increased $3.9 million, or 7.5%, primarily driven by a 9.9% increase in average selling price per unit, partially offset by a slight decrease in the number of units sold.

Net sales increased $20.0 million or 28.7%, to $89.8 million in 2016 compared to $69.8 million in 2015. This increase in net sales was driven by a 19.4% increase in sales in core markets, primarily in California, Texas and Nevada, with the remaining increase in sales from emerging markets, primarily New York, New Mexico and Utah.

Gross profit and margin

Gross profit increased $2.5 million to $35.8 million in 2017 compared to $33.3 million in 2016. Gross margin decreased 1.4% to 35.7% from 37.1%. The decrease in margin was driven primarily by an increase in shipping costs as percent of net sales due to costs associated with new product packaging rolled-out in early 2017, which resulted in a 1.9% decrease in gross margin, in addition to 0.6% decrease in gross margin related to increased material cost. These decreases were partially offset by a 1.4% increase in gross margin due to labor cost savings driven by increased automation of production and improved efficiencies related to the transition into Western Window Systems’ new production facility realized in the second half of 2017.

Gross profit increased $9.8 million to $33.3 million in 2016 compared to $23.5 million in 2015. Gross margins increased 3.4% to 37.1% from 33.7%. This increase was driven by a decrease in material cost as a percent of net sales primarily from 2015 material cost being negatively impacted by obsolete inventory written off, and a reduction in aluminum waste in 2016 over 2015, which benefitted gross margin by 5.1%. These increases in gross margin were partially offset by a 1.1% gross margin decrease due to higher shipping costs, and a 1.0% gross margin decrease due to increases in other manufacturing costs.

Selling, general and administrative expenses

Selling, general and administrative costs were $27.4 million in 2017, an increase of $5.0 million compared to $22.4 million in 2016. The increase was mainly the result of Western Window Systems’ investment in its sales force in both existing and emerging markets, which added $2.4 million in personnel and related costs in 2017. Western Window Systems increased its sales force by 15 new sales people to help drive sales in 2017 and beyond. Additionally, Western Window Systems added costs related to its new production facility, which increased general and administrative expense by $1.3 million. The remaining increase was primarily related to costs consistent with higher sales.

Selling, general, and administrative costs were $22.4 million in 2016, an increase of $0.7 million compared to $21.7 million in 2015. In 2016, there was an increase in amortization expense of $3.1 million relating to customer relationships and trade names that were established during the 2015 acquisition of the Western Window Systems business. The increase in amortization expense in 2016 was offset by the 2015 expenses associated with the 2015 acquisition of the Western Window Systems business, mainly $3.8 million in executive bonuses and $1.4 million in transaction expenses. The remaining increase was primarily related to costs consistent with higher sales.

Interest expense, net

Interest expense was $4.3 million in 2017, which was in line with the $4.3 million in 2016. Interest expense increased $2.1 million in 2016, from $2.2 million in 2015, due to a new note put in place in July 2015.

LIQUIDITY AND CAPITAL RESOURCES

Western Window Systems’ principal source of liquidity is cash flow generated by operations and supplemented by borrowings under credit facilities. Western Window Systems expects that this cash generating capability will provide it with financial flexibility in meeting operating and investing needs. Its primary capital requirements are to fund working capital needs, meet required debt service payments on its credit facilities and fund capital expenditures.

Consolidated Cash Flows

Cash provided by operating activities was $12.6 million in the first half of 2018, compared with $3.2 million in the same period in 2017. The increase in cash provided by operations was primarily due to the increase in net income of $5 million and changes in working capital mainly associated with decreases in accounts receivable related to improved collections, and increased deposits and sales associated with orders generated from the Custom sales channel.

Cash used in investing activities was $1.2 million in the first half of 2018, compared with cash used in investing activities of $4.3 million in the same period in 2017. Cash used in investing activities in 2018 was primarily related to general production needs and certification costs associated with the new 7,000 series line of products. Cash used for investing activities in 2017 was related to investment in the new 7,000 series line of products and completion of the new facility.

Cash used in financing activities was $11.1 million in the first half of 2018, compared with cash used in financing activities of $0.9 million in the same period in 2017. The increase in the cash used in financing activities was primarily related to increased principal payments on the notes payable and distributions to members as a result of the positive performance in the first half of 2018.

Cash provided by operating activities was $8.2 million in 2017, compared with $15.6 million in 2016. The decrease in cash provided by operating activities was primarily due to the increase in working capital in 2017, mainly associated with increased inventories corresponding to the launch of several new products in 2017, and the move into a larger facility, as well as additional expenses relating to the facility.

Cash used in investing activities was $6.2 million in 2017, compared with cash used in investing activities of $9.5 million in 2016. The decrease in cash used in investing activities of $3.3 million was due primarily to a decrease in capital expenditures of $3.3 million from 2016 to 2017.

Cash used in financing activities was $3.1 million in 2017, compared with cash used in financing activities of $4.8 million in 2016. The decrease in cash used in financing activities was due to a decrease in distributions to members partially offset by an increase in principal payments on the notes payable.

Cash provided by operating activities was $15.6 million in 2016, compared with cash provided by operating activities of $2.9 million in 2015. The increase in cash provided by operating activities was primarily due to the increase in profit resulting from higher sales and improved operations as well as a decrease in working capital mainly from increases in accounts payables, accrued expenses and long-term liabilities.

Cash used in investing activities was $9.5 million in 2016, compared with cash used in investing activities of $100.1 million in 2015. The cash used in investing activities in 2016 related to capital expenditures for the purchase of new manufacturing equipment, which totaled $9.4 million. The cash used in investing activities in 2015 was primarily related to the 2015 acquisition of Western Window Systems, which used $99.2 million in cash, as well as $0.9 million in capital expenditures.

Cash used in financing activities was $4.8 million in 2016, compared with cash provided by financing activities of $100.1 million in 2015. The cash used in 2016 related primarily to total distributions to members of $3.6 million, and principal paydowns of notes totaling $1.0 million. There was also cash used of $0.2 million relating to payments of loan costs. The cash provided in financing activities in 2015 of $100.1 million was primarily related to $66.9 million in contributions from members, and $45.0 million in proceeds from the issuance of notes payable, used to consummate the acquisition of Western Window Systems. These sources of cash from financing activities were partially offset by uses of cash in financing activities relating to the repayments of notes payable and subordinated notes payable totaling $6.9 million, $3.9 million in cash used for distributions to members, and $1.1 million used for payments of loan costs.

Western Window Systems has $34.3 million outstanding on its long-term loan and $5.0 million available on a line of credit with none drawn as of June 30, 2018. All of Western Window Systems’ indebtedness and commitments with respect thereto will be repaid in connection with the Western Window Systems Acquisition.

During 2018, Western Window Systems expects to spend $5 million on capital expenditures, the majority of which relate to the introduction of the new performance series product line and new equipment for the manufacturing facility. Western Window Systems’ management believes that funds generated from operations will be sufficient to finance its capital expenditures and working capital needs through December 2018.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarize Western Window Systems’ contractual obligations as of December 31, 2017 (in thousands, excluding its notes payable which it will repay in connection with the consummation of the Western Window Systems Acquisition):

	Payments Due by Period
Contractual Obligations	Total	Current	2-3 Years	4-5 Years	Thereafter
	(in thousands)
Operating leases(1)	$13,412	$1,644	$3,013	$2,625	$6,130

(1)

Subsequent to December 31, 2017, Western Window Systems entered into a sublease agreement for its former production facility from April 2018 to December 2018. The sublease will provide approximately $135,000 of sublease income in 2018 that will net against rent expense. The lease for the former facility will expire on December 31, 2019. Except as disclosed above, there have been no material changes to Western Window Systems’ contractual obligations or commercial commitments since December 31, 2017.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This guidance supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. Western Window Systems is currently evaluating the impact of this new standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in the ASU remove Step 2 from the goodwill impairment test required under previous GAAP. Entities will perform their goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Entities should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU will be effective for Western Window Systems for fiscal years beginning after December 15, 2021, on a prospective basis. Early adoption of ASU 2017-04 is permitted. Western Window Systems is currently evaluating the effects adoption of this guidance will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. Western Window Systems is currently evaluating the impact of its pending adoption of the new standard on its consolidated financial statements.

Improvements to Employee Share-Based Payment Accounting. The ASU is intended to simplify various aspects of accounting for share-based compensation arrangements, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For example, the new guidance requires all excess tax benefits and tax deficiencies related to share-based payments to be recognized in income tax expense, and for those excess tax benefits to be recognized regardless of whether it reduces current taxes payable. The ASU also allows an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. ASU 2016-06 will be effective for Western Window Systems beginning on January 1, 2018. Different methods of adoption are required for the various amendments and early adoption is permitted, but all of the amendments must be adopted in the same period. Western Window Systems is currently evaluating the impact of the adoption of this guidance on its consolidated financial condition, results of operations and cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, to provide guidance about which changes to the terms or conditions of a share-based payment award requires an entity to apply modification accounting in ASC 718. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017 and should be applied prospectively to an award modified on or after the adoption date. Early adoption is permitted, including adoption in an interim period. Western Window Systems is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

BUSINESS

Our Company

We are the leading U.S. manufacturer and supplier of impact-resistant residential windows and doors, and we believe the “PGT” brand is the most recognized brand in the U.S. for these products. Having pioneered the development of these products over two decades ago, we believe our products to be the most technologically advanced impact-resistant window and door products in the industry. We manufacture complete lines of high-end, luxury, premium and mass-custom fully customizable aluminum and vinyl windows and doors and porch enclosure products, targeting both the residential repair and remodeling and new construction end markets. We market our legacy products under three recognized brands: PGT Custom Windows & Doors, CGI Windows and Doors and WinDoor, the last two of which we have acquired since 2014, and we believe are all positively associated with service, performance, quality, durability and energy efficiency. We recently acquired the brands and operations of Western Window Systems as part of the Western Window Systems Acquisition. Like our legacy brands, we believe that the Western Window Systems brands are associated with innovation, quality, durability and energy efficiency in the indoor/outdoor living space markets.

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On September 22, 2014, we acquired CGI Windows and Door Holdings, Inc. (“CGI”), an innovator in impact-resistant product craftsmanship, strength and style that is recognized and respected in the architect community.

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On February 16, 2016, we completed the acquisition of WinDoor, Incorporated (“WinDoor”), a provider of high-performance, impact-resistant windows and doors to five-star resorts, luxury condominiums, high-rise multi-family buildings, hotels and custom high-end single family homes.

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On September 6, 2016, we acquired an established fabricator of impact-resistant storefront window and door products, US Impact Systems, Inc. (“USI”), and announced the formation of CGI Commercial (“CGIC”), the brand and company through which we sell the former USI products.

On December 14, 2016, we announced the unveiling of our new name, PGT Innovations, Inc., formerly PGT, Inc., as part of our strategy to bring together under a single identity our various go-to-market brands serving all levels of the premium impact-resistant residential window and door market, from mass-custom to high-end, luxury products, as well as the light commercial market. We believe these strategic decisions have solidified our position as the leading manufacturer and supplier of impact-resistant windows and doors in the U.S. reflecting our focus in expanding into other innovative brands, including through potential acquisitions designed to diversify and broaden our product portfolio and/or the geographic markets where our products are sold.

On August 13, 2018, we acquired Western Window Systems, an award-winning designer and manufacturer of premium contemporary doors and window systems with a focus on unifying indoor/outdoor living spaces, for a cash purchase price of approximately $355.2 million (after giving effect to certain post-closing adjustments). The Western Window Systems Acquisition has increased and diversified our product offerings, enabling us to expand beyond our current geographically focused portfolio of primarily impact-resistant products to include contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets.

Our products are highly engineered and technically advanced windows and doors that can withstand some of the toughest weather conditions on earth, such as hurricane-force winds. Our impact-resistant products combine heavy-duty aluminum or vinyl frames with laminated glass to ensure structural integrity, which provides protection from wind-driven projectiles of all sizes and other debris during a storm. Our impact-resistant products substantially reduce the likelihood of penetration by impacting projectiles, protecting people and property, while providing expansive, unblocked exterior views that other forms of protection, such as shutters or wood coverings, do not provide. Our impact-resistant products also offer many other benefits, including: (1) abatement of sound to substantially decrease outside noise, including during hurricanes; (2) protection against the damaging effects of ultra-violet light; (3) reduction of energy loss due to changing external temperatures; and (4) energy efficiency that can significantly reduce cooling and heating costs, as evidenced by the energy ratings our products have received. These impact-resistant products satisfy the nation’s most stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. We also manufacture vinyl porch and patio enclosure products that are designed to allow air flow while protecting against inclement weather, making outdoor spaces more inviting.

Our current market share in Florida, which is the largest impact-resistant window and door market in the U.S., is greater than that of any competitor. We believe our leading market position is derived from our broad and high-quality product offerings, continuous innovation, well-recognized brands, strong customer relationships, technical capabilities, customer care and extensive knowledge of and involvement in developments regarding hurricane-protection building codes and testing protocols.

With approximately 2,600 employees in four locations (North Venice, Orlando, and two locations in Miami, Florida), our vertically integrated manufacturing capabilities include in-house glass cutting, tempering, laminating and insulating capabilities, which provide us with a consistent source of specialized glass, shorter lead times, lower costs relative to third-party sourcing and an overall more efficient production process. Additionally, our manufacturing process relies on just-in-time delivery of raw materials and components as well as synchronous flow to promote labor efficiency and throughput, allowing us to more consistently fulfill orders on-time for our valued customers.

The geographic regions in which we currently conduct business include the Southeastern U.S., Gulf Coast, Coastal mid-Atlantic, the Caribbean, Central America and Canada. We distribute our products through multiple channels, including approximately 1,100 independently-owned dealers and distributors, national building supply distributors, and the in-home sales/custom order divisions of major U.S. home building and improvement supply retailers. We believe this broad distribution network provides us with the flexibility to meet demand as it shifts between the repair and remodel and residential new construction end markets.

Materials and Supplier Relationships

Our primary manufacturing materials include aluminum and vinyl extrusions, glass, ionoplast, and polyvinyl butyral. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. While most of our materials are typically available from other sources, transitioning to alternative sources would require us to complete testing and certifications related to impact-resistance and for the alternative source of supply to create the customized equipment and tooling necessary to provide the materials and components to us. Therefore, our goal is to develop and maintain lasting relationships with our materials suppliers. Aluminum and vinyl extrusions accounted for approximately 39% of our material purchases during 2017. Sheet glass, which is sourced from two major national suppliers, accounted for approximately 11% of our material purchases during 2017. Sheet glass that we purchase comes in various sizes, tints, and thermal properties. From the sheet glass purchased, we produce some of our own laminated glass needs. However, in 2017 and 2016 due to some temporary capacity constraints, we purchased some of our laminated glass needs. This finished laminated glass made up approximately 18% of our material purchases in 2017. Polyvinyl butyral and ionoplast, which are both used as inner layer in laminated glass, accounted for approximately 10% of our material purchases during 2017. On September 22, 2017, we entered into the Cardinal APA for the sale to Cardinal of certain manufacturing equipment we used in processing glass components for PGTI-branded doors for a cash purchase price of $28 million. Contemporaneously with entering into the Cardinal APA, we entered into the Cardinal SA for Cardinal to supply us with glass components for PGTI-branded doors. The Company determined to sell these assets and enter into the Cardinal SA to allow us to heighten our focus in our core areas of window and door manufacturing and, at the time same time, strengthen our supply chain for high-quality door glass from a supplier with whom we have been doing business for many years.

Backlog

As of June 30, 2018 and December 30, 2017, our backlog was $98.9 million and $51.3 million, respectively. Our backlog consists of orders that we have received from customers that have not yet shipped, and we expect that a significant portion of our current backlog will be recognized as sales in the third quarter of 2018, due in part to our lead times which range from three to eight weeks. WinDoor’s lead times as of June 30, 2018 were approximately five to seven weeks, higher than is typical for this brand. WinDoor’s lead times have been negatively impacted by having to adjust to changes in leadership, systems and glass suppliers, all of which have caused operating disruptions which have affected its performance, but those lead times have shown improvement in 2018. We expect those operating disruptions to be resolved during 2018, with WinDoor’s lead times returning to a normal level.

Intellectual Property

We own and have registered trademarks in the U.S. In addition, we own several patents and patent applications concerning various aspects of window assembly and related processes. We are not aware of any circumstances that would have a material adverse effect on our ability to use our trademarks and patents. If we continue to renew our trademarks when necessary, the trademark protection provided by them is perpetual.

Manufacturing

Our manufacturing facilities are in Florida where we produce customized products. The manufacturing process typically begins in our glass plant where we cut, temper, laminate, and insulate sheet glass to meet specific requirements of our customers’ orders, although our CGI and WinDoor facilities source their glass needs from external suppliers.

Glass is transported to our window and door assembly lines in a make-to-order sequence where it is combined with an aluminum or vinyl frame. These frames are also fabricated to order. We start with a piece of extruded material which is cut and shaped into a frame that fits the customers’ specifications. Once complete, product is immediately staged for delivery and generally shipped on our trucking fleet within 48 hours of completion.

Competition

The window and door industry is highly fragmented, and the competitive landscape is based on geographic scope. The competition falls into the following categories.

Local and Regional Window and Door Manufacturers: This group of competitors consists of numerous local job shops and small manufacturing facilities that tend to focus on selling products to local or regional dealers and wholesalers. Competitors in this group typically lack marketing support and the service levels and quality controls demanded by larger customers, as well as the ability to offer a full complement of products.

National Window and Door Manufacturers: This group of competitors tends to focus on selling branded products nationally to dealers and wholesalers and has multiple locations.

International Window and Door Manufacturers: This group of competitors consists of non-U.S. companies that have created entities and established manufacturing operations within Florida and have an increasing presence in the South Florida region as suppliers of windows and doors, primarily for high-rise buildings.

Active Protection: This group of competitors consists of manufacturers that produce shutters and plywood, both of which are used to actively protect openings. Our impact-resistant windows and doors represent passive protection, meaning, once installed, no activity is required to protect a home from storm-related hazards.

The principal methods of competition in the window and door industry are the development of long-term relationships with window and door dealers and distributors, and the retention of customers by delivering a full range of high-quality products in a timely manner, while offering competitive pricing and flexibility in transaction processing. Trade professionals such as contractors, homebuilders, architects and engineers also engage in direct interaction with manufacturers and look to the manufacturer for training and education related to products and codes. We believe our leading position in the U.S. impact-resistant window and door market, and the award-winning designs and quality of our products, position us well to meet the needs of our customers.

Properties

We have the following properties as of June 30, 2018:

	Manufacturing	Support	Storage
		(in square feet)
Owned:
Main plant and corporate office, North Venice, FL	348,000	15,000	–
Glass tempering and laminating, North Venice, FL	80,000	5,000	–
Assembly processing facility, North Venice, FL	96,000	–	–
Insulated glass building, North Venice, FL	42,000	–	–
PGT Wellness Center, North Venice, FL	–	3,600	–
Leased:
Center Court, Venice, FL	19,600	15,400	–
Endeavor Court, Nokomis, FL	–	12,000	–
Technology Park, Nokomis, FL	–	–	6,100
Sarasota warehouse, Bradenton, FL	–	–	40,000
Plant and administrative offices, Hialeah, FL (CGI)	305,000	20,000	–
Plant and administrative offices, Orlando, FL (WinDoor)	300,000	20,000	–
Plant and administrative offices, Miami, FL (CGIC)	71,000	10,000	–

Total square feet	1,261,600	101,000	46,100

On September 6, 2016, we acquired USI, an established fabricator of impact-resistant storefront window and door products, under CGIC. CGIC manufactures our commercial storefront systems products from its approximately 80,000 square foot manufacturing and administrative facility in Miami, Florida. This facility is leased by CGIC through the end of 2018.

We combined the operations of CGI into a new 325,000 square foot leased facility. This new facility is in Hialeah, Florida, and CGI is moved into and operating in this new facility.

On February 16, 2016, we acquired WinDoor. WinDoor manufactures impact-resistant windows and doors from its approximately 320,000 square foot manufacturing and administrative facility in Orlando, Florida. This facility is leased by WinDoor, and it has adequate space for WinDoor’s current level of operating activity, as well as additional room for growth and expansion, if needed. This lease expires in February 2021.

We also own three parcels of undeveloped land in North Venice, Florida, available for any future construction needs we may have.

Our leases discussed above expire between September 2018 and late 2027. Each of the leases provides for a fixed annual rent. The leases require us to pay taxes, insurance and common area maintenance expenses associated with the properties.

All of our owned properties secure borrowings under our 2016 Credit Agreement. All of these operating facilities are adequate in capacity and condition to service existing customer needs.

Environmental Considerations

Although our business and facilities are subject to federal, state, and local environmental regulation, environmental regulation does not have a material impact on our operations, and we believe that our facilities are in material compliance with such laws and regulations.

Employees

As of June 30, 2018, we employed approximately 2,600 people, none of whom were represented by a collective bargaining unit. We believe we have good relations with our employees.

Legal Proceedings

We are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not expect that the ultimate resolution of these pending claims and lawsuits will have a material adverse impact on our financial position, cash flows or results of operations.

Western Window Systems Business

History and Products

Since 1959, Western Window Systems has manufactured moving glass walls, windows and doors that blend the indoors with the outside, including its recent offerings of contemporary products designed to unify indoor/outdoor living spaces. Its current products are highly engineered, premium, aluminum and fiberglass hybrid products that include folding and sliding door systems, windows, doors and window walls. Its Series 7000 line of 14 new products satisfy some of the most stringent energy efficiency rating requirements in North America, achieving a 0.30 U-value, with the ability to accommodate triple pane glass to achieve U-values as low as 0.19. Inspired by contemporary living and energy conservation, Western Window Systems’ products are available in custom sizes, standardized sets, and large dimensions to provide flexibility and numerous design possibilities in residential, multi-family, and commercial applications. The energy efficient designs of its products make them suitable for both high and low temperature climates.

Western Window Systems’ award-winning and innovative products combine performance and quality with clean, functional designs. Its products are designed for strength, easy integration into a variety of spaces, smooth operation and are tested for durability.

Sales and Marketing

Western Window Systems’ utilizes a go-to-market strategy that generates pull-through product demand by marketing directly to end users, including architects, designers, homeowners and production/

volume builders. It utilizes an inside and on-the-ground sales force, comprised of more than 60 employees, and direct advertising and marketing campaigns to ensure dealers hear about its products from both Western Window Systems directly, and end customers. The company promotes awareness of its brands through trade shows, architectural magazines and digital and online advertising. Western Window Systems’ sales teams are trained to service one of two separate sales channels: the Corporate Builder sales channel and the Custom sales channel. The Corporate Builder sales team is led by a Vice President and is comprised of national account and regional sales managers, as well as account specialists and regional sales representatives. The Custom sales team is led by a Vice President and is comprised of an inside sales manager, regional sales managers, inside sales representatives and outside regional sales representatives. Western Windows also sells its commercial products using the sales teams that work in both of these sales channels. Commercial sales are led by a recently-hired Sales Director who utilizes the resources of both the Corporate Builder sales team and the Custom sales team.

Customers

Western Window Systems customer base consisted of approximately 640 different customers with no single dealer representing more than 8% of sales in the fiscal year ended December 31, 2017. Through its Corporate Builder sales channel, the company sells its products to many of the top production builders in the U.S., including through 23 preferred vendor agreements. Its top ten customers accounted for approximately 41.6% of its net sales in 2017. Western Window Systems’ sales to its customers are driven primarily by residential new construction. Western Window Systems expects to rapidly but responsibly add hundreds of new dealers as customers over the next three years and added a net of 186 new dealers as customers since the beginning of 2017.

Materials and Supplier Relationships

Western Window Systems’ primary manufacturing materials include aluminum extrusions, glass, and hardware. Although the company has agreements with certain of its suppliers, these agreements are generally terminable by either party on limited notice. While most of the materials utilized by Western Window Systems are available from other sources, transitioning to alternative sources would often require the alternative supplier to create the customized equipment and tooling necessary to provide the materials and components to Western Window Systems, and may require Western Window Systems to complete new certification testing related to the energy efficiency of its finished products. Therefore, its objective is to develop and maintain long-term relationships with materials suppliers.

Aluminum extrusions accounted for approximately 36.9% of Western Window Systems’ material purchases during 2017. Glass, which the company sourced from two major suppliers, accounted for approximately 37.5% of its material purchases during 2017. Additionally, hardware accounted for approximately 19.6% of the company’s material purchases during 2017.

Backlog

As of June 30, 2018, Western Window Systems’ backlog was $9.3 million, as compared to $6.4 million at June 30, 2017. Its backlog consists of orders that it has received from customers that have not yet shipped. The company expects that a significant portion of its current backlog will be recognized as sales within its typical lead times, which average two weeks for products sold into the Custom sales channel and five-to-ten days for products sold into the volume/production Corporate Builder sales channel.

Innovation and Manufacturing

Western Window Systems’ has a culture that encourages and promotes creativity and innovation in product design, as demonstrated by its launch of 14 new products over the last 12 months, and a total of 22 new products over the past 24 months, including its 7000 series of products, which satisfy some of the most stringent energy efficiency ratings requirements in North America. As of June 30, 2018, the company employed 9 product design engineers and intends to utilize those resources to continue its focus on product innovation going forward.

All of Western Window Systems’ products are manufactured at its new approximately 170,000 square foot manufacturing and distribution facility located in Phoenix, Arizona, where it began manufacturing in January 2017. That facility has the capacity to support approximately $300 million in annual revenue across three to four shifts. In addition, as part of its efficiency improvement initiatives, the company has installed new equipment systems, including automation processes. As a result of its new facility, equipment and other efficiency improvement initiatives, Western Window Systems’ direct labor cost as a percentage of net sales has decreased from 9.5% in 2012 to 4.2% for the six-month period ended June 30, 2018.

Western Window Systems utilizes lean manufacturing techniques minimizing waste in the value stream and continuous improvement processes throughout the factory floor and within the office to optimize processes and eliminate fulfillment bottlenecks. Western Window Systems primarily operates on a build-to-order production and fulfillment model. Due to the build-to-order oriented nature of its premium products, and its relatively short lead times of approximately five-to-ten days for its Corporate Builder sales channel customers, Western Window Systems generally does not carry finished goods inventory other than its orders awaiting shipment. Most products are shipped via a dedicated and contracted common carrier, although others are utilized as needed. Western Window Systems also maintains an in-house fleet of five trucks for deliveries within Arizona, Nevada and California, and utilizes crate, freight and cargo containers for shipments to Hawaii as necessary.

Competition

The window and door industry is highly fragmented, and the competitive landscape is based on geographic scope. The competition generally falls into the following categories.

Local and Regional Window and Door Manufacturers: This group of competitors consists of numerous local job shops and small manufacturing facilities that tend to focus on selling products to local or regional dealers and wholesalers. Competitors in this group typically lack marketing support and the service levels and quality controls demanded by larger customers, as well as the ability to offer a full complement of products.

National Window and Door Manufacturers: This group of competitors tends to focus on selling branded products nationally to dealers and wholesalers and has multiple locations.

The primary competitors of Western Window Systems in the Custom sales channel include the following aluminum window manufacturers, all based on the West Coast of the U.S.: Fleetwood Windows & Doors, Heritage Aluminum, Panda, and La Cantina. In the Corporate Builder sales channel, several competitors to Western Window Systems have been introducing low-cost competitive products, including WinDoor California, Avanti, and Cascade. In the emerging commercial space, Western Window Systems identifies EFCO, Arcadia, and Wasau as competitors.

The principal methods of competition in the window and door industry are the development of long-term relationships with window and door dealers and distributors, and the retention of customers by delivering a full range of high-quality products in a timely manner, while offering competitive pricing and flexibility in transaction processing. Trade professionals such as contractors, homebuilders, architects and engineers also engage in direct interaction with manufacturers and look to the manufacturer for training and education related to products and codes. Western Window Systems’ position as a leader in the market for premium, contemporary window, door and glass wall products, designed to unify indoor/outdoor living spaces, and the award-winning designs and quality of its products, as well as the relationships it has built with architects, builders and contractors to pull-through sales to its dealer-customers, is expected to position Western Window Systems to meet the needs of its customers and provide it with an advantage over its competitors.

Environmental Considerations

Although Western Window Systems’ business and facilities are subject to federal, state, and local environmental regulation, environmental regulation does not have a material impact on its operations, and it believes that its facilities are in material compliance with such laws and regulations.

Employees

As of June 30, 2018, Western Window Systems employed approximately 330 people, none of whom were represented by a collective bargaining unit. The company believes it has good relations with its employees.

Legal Proceedings

Western Window Systems is from time to time involved in various claims and lawsuits incidental to the conduct of its business in the ordinary course. Western Window Systems carries insurance coverage in such amounts in excess of its self-insured retention as it believes to be reasonable under the circumstances and that may or may not cover any or all of its liabilities in respect of claims and lawsuits. Western Window Systems does not expect that the ultimate resolution of the claims and lawsuits presently pending against Western Window Systems will have a material adverse impact on its financial position, cash flows or results of operations.

MANAGEMENT

The table and the individual summaries below set forth certain information about the business experience and qualifications of the Company’s executive officers and directors as of September 1, 2018. All ages set forth below are as of September 1, 2018.

Name	Age	Position
Rodney Hershberger	62	Chairman of the Board
Jeffrey T. Jackson	52	Director, Chief Executive Officer and President
Scott Gates	36	Senior Vice President of PGTI and President of Western Window Systems
Bradley West	48	Chief Financial Officer and Senior Vice President
Brent Boydston	49	Senior Vice President, Sales
Robert Keller	47	Senior Vice President, Operations
Sheree L. Bargabos	63	Director
Alexander R. Castaldi	68	Director
Richard D. Feintuch	66	Director
M. Joseph McHugh	80	Director
Brett N. Milgrim	49	Director
William J. Morgan	71	Director
Floyd F. Sherman	79	Director

Rodney Hershberger. Mr. Hershberger, a co-founder of the Company, is currently the Chairman of our Board of Directors. Mr. Hershberger retired as Chief Executive Officer effective on December 31, 2017, after serving the Company for nearly 40 years. He was named President, and appointed to our Board of Directors, in 2004, and became our Chief Executive Officer in March 2005. Mr. Hershberger’s long tenure as Chief Executive Officer of PGTI, and nearly 40 years of industry experience, provides him with detailed knowledge of the Company and the markets we serve.

Jeffrey T. Jackson, Chief Executive Officer and President. Mr. Jackson is currently our Chief Executive Officer and President. He joined the Company in 2005 as Vice President and Chief Financial Officer. The following year, he helped lead the Company’s initial public offering, and was later named Executive Vice President. In 2014, Mr. Jackson was named President and Chief Operating Officer with responsibilities for overseeing the Company’s strategic plan, as well as all aspects of operations. In 2016, Mr. Jackson was elected to our Board of Directors. Effective on January 1, 2018, Mr. Jackson became our Chief Executive Officer, and remains a member of our Board. Prior to joining the Company, he served in executive leadership roles for various companies, including the following positions: Division Chief Financial Officer, The Schwan Food Company, and Vice President Corporate Controller, The Hershey Company, as well as management positions with Flowers Foods and The Coca-Cola Company, and worked as an auditor with KPMG LLP. Mr. Jackson currently serves on the Board of Directors of Smith Douglas Homes, a private homebuilder based in Atlanta, Georgia, and is also Chairman of its Audit Committee. Mr. Jackson earned a B.B.A. from the University of West Georgia and is a Certified Public Accountant in both Georgia and California.

Scott Gates, Senior Vice President of PGTI and President of Western Window Systems. Mr. Gates became a Senior Vice President of PGTI and President of Western Window Systems upon the consummation of the Western Window Systems Acquisition. Mr. Gates is responsible for overseeing Western Window Systems’ strategic plan as well as all aspects of the operations, and will also be a key contributor to strategy and implementation of the broader PGTI organizational plan. Mr. Gates has served as the President and Chief Executive Officer of Western Window Systems for three years. Mr. Gates joined Western Window Systems in 2011 serving as Director of Marketing, and was then promoted to Vice President and General Manager, and later Chief Operating Officer before becoming President and CEO in August 2015. Mr. Gates currently serves on the Board of Directors of Sun Valley Community Church and the nonprofit charity Orchard: Africa. Mr. Gates earned a B.A. and M.B.A. from Arizona State University.

Bradley West, Chief Financial Officer and Senior Vice President. Mr. West is currently our Chief Financial Officer and Senior Vice President. He was appointed as Chief Financial Officer in 2014 and Senior Vice President in 2015. Prior to this, Mr. West served as the Company’s Vice President and Controller. Mr. West joined the Company in 2006 serving as Director of Financial Planning and Analysis, Director of Accounting and Finance, and Vice President and Controller through 2014. With his most recent appointment as Chief Financial Officer, Mr. West is responsible for the Company’s Accounting and Finance Departments, as well as its Investor Relations, Treasury, and Risk Management functions. Mr. West has nearly 20 years of management experience in manufacturing organizations, earned a B.B.A. degree from the University of Michigan, and is a Certified Public Accountant in Georgia.

Brent Boydston, Senior Vice President, Sales. Mr. Boydston is currently our Senior Vice President, Sales. He joined the Company as Vice President, Sales in 2016 and has over 25 years of sales experience. He was appointed Senior Vice President, Sales effective on January 1, 2018. He is responsible for all aspects of sales strategy and management for all of the Company’s brands including PGT Custom Windows & Doors, CGI, and WinDoor. Mr. Boydston earned a Bachelor of Business Administration from Baylor University and a Master of Business Administration, Economics and Management from Wake Forest University. Prior to joining the Company, he was Vice President of Sales for Liberty Hardware Manufacturing Corporation, a manufacturer of decorative and functional residential hardware and accessories sold in home centers, retailers and distributor channels across the U.S. Mr. Boydston began working for Liberty Hardware Manufacturing Corporation in 2011.

Robert Keller, Senior Vice President, Operations. Mr. Keller is currently our Senior Vice President, Operations. Mr. Keller joined the Company in 2016 as Vice President and General Manager. His responsibilities include all aspects of Florida operations for CGI, PGT Custom Windows & Doors, and WinDoor. Prior to joining the Company he served as the Vice President of Global Operations for Moen. From 2002 to 2014 he held several roles with Therma-Tru Doors, including Senior Vice President of Operations and Engineering, Plant Manager and Senior Product Marketing Manager. Mr. Keller earned a B.S. in Mechanical Engineering from The Ohio State University and a Masters of Business Administration from Regis University. He served as a Board member of the Window and Door Manufacturer’s Association (WDMA) from 2011 to 2014. He is also a lifetime member of The Ohio State Alumni Society and was recognized by the Army National Guard in 2004 as a Center of Influence during Operation Iraqi Freedom.

Sheree L. Bargabos. Ms. Bargabos joined our Board of Directors in 2016. Ms. Bargabos is a seasoned executive whose career spans more than 35 years at Owens Corning, a global maker of building and composite material systems, until her retirement in 2015. Prior to her most recent role as Vice President, Customer Experience, she spent a decade as the President of Owens Corning’s $2 billion Roofing and Asphalt division. Ms. Bargabos earned a B.S. in Chemistry from McGill University and an M.B.A. from Babson College.

Alexander R. Castaldi. Mr. Castaldi joined our Board of Directors in 2004. Mr. Castaldi is a Managing Director of JLL Partners, Inc., a private equity firm, which he joined in 2003, and was previously a Chief Financial Officer of three management buyout firms. Mr. Castaldi was Executive Vice President, Chief Financial Officer and Administration Officer of Remington Products Company. Previously, Mr. Castaldi was Vice President and Chief Financial Officer at Uniroyal Chemical Company. From 1990 until 1995, he was Senior Vice President and Chief Financial Officer at Kendall International, Inc. During the 1980s, Mr. Castaldi was also Vice President, Controller of Duracell, Inc. and Uniroyal, Inc. Mr. Castaldi serves as a director of Ross Education and Education Affiliates. From 2004 to February 2006, Mr. Castaldi served as a director of Builders FirstSource, Inc.

Richard D. Feintuch. Mr. Feintuch joined our Board of Directors in 2006. Mr. Feintuch was a partner of the law firm Wachtell, Lipton, Rosen & Katz from 1984 until his retirement in 2004, specializing in mergers and acquisitions, corporate finance, and the representation of creditors and debtors in large restructurings.

Mr. Feintuch earned a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from New York University School of Law. Mr. Feintuch also is a member of the Board of Directors of J. Crew Group, Inc., an internationally recognized multi-brand apparel and accessories retailer.

M. Joseph McHugh. Mr. McHugh joined our Board of Directors in 2006. Mr. McHugh served as President and Chief Operating Officer of Triangle Pacific Corp., a leading manufacturer of hardwood flooring and kitchen cabinets, until his retirement in 1998. Previously, Mr. McHugh held a variety of positions at Triangle Pacific in operations and finance, including Vice President—Finance and Treasurer, Executive Vice President—Finance and Administration, and Senior Executive Vice President. Prior to joining Triangle Pacific, Mr. McHugh served as Vice President—Corporate Finance at Eppler, Guerin & Turner, Inc., a large, regional investment banking and brokerage firm based in Dallas, Texas, where he advised on initial public offerings, mergers and acquisitions, private placements and venture capital investments.

Brett N. Milgrim. Mr. Milgrim became a director in 2003. Mr. Milgrim is a director of Builders FirstSource, Inc., and is the Co-Chair of the Board of Directors of Loar Group, Inc., a business specializing in the design and manufacture of aerospace components. He was a Managing Director of JLL Partners, Inc. a private equity firm, which he joined in 1997, until his retirement in 2011.

William J. Morgan. Mr. Morgan joined our Board of Directors in 2007. Mr. Morgan is a retired partner of the accounting firm KPMG LLP (“KPMG”) where he served clients in the industrial and consumer market practices. From 2004 until 2006, he was the Chairman of KPMG’s Audit Quality Council and, from 2002 until 2006, he was a member of its Independence Disciplinary Committee. Mr. Morgan was the Lead Partner for the Chairman’s 25 Partner Leadership Development Program and continued through 2009 to provide services to KPMG as an independent consultant to its leadership development group and as Dean of the then current Chairman’s 25 Partner Leadership Development Program. He previously served as the Managing Partner of the Stamford, Connecticut office and as a member of the Board of Directors for KPMG LLP and KPMG Americas. Mr. Morgan is a member of the Board of Directors of Barnes Group, Inc. and is the Chairman of its Audit Committee and is also a member of the Executive and Corporate Governance Committees. Mr. Morgan was a member of the Board of Directors and Audit Committee of the J. G. Wentworth Company from 2014 until January 2018.

Floyd F. Sherman. Mr. Sherman joined our Board of Directors in 2005. Mr. Sherman served as Chief Executive Officer of Builders FirstSource, Inc., a leading supplier and manufacturer of structural and related building products for residential new construction, from 2001 until his retirement in 2017. Mr. Sherman also served as a member of the board of directors of Builders FirstSource, Inc. during that time, and continues to serve as a director of Builders FirstSource. Before joining Builders FirstSource, Mr. Sherman spent 28 years at Triangle Pacific/Armstrong Flooring, the last nine of which he served as Chairman and Chief Executive Officer. Mr. Sherman has over 50 years of experience in the building products industry. A native of Kerhonkson, New York and a veteran of the U.S. Army, Mr. Sherman is a graduate of the New York State College of Forestry at Syracuse University. He also holds an M.B.A. degree from Georgia State University.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

All related party transactions are reviewed and, as appropriate, may be approved or ratified by the Audit Committee based upon our written policies and procedures. If a director is involved in the transaction, he may not participate in any review, approval or ratification of such transaction. Related party transactions are approved by the Audit Committee only if, based on all the facts and circumstances, they are in, or not inconsistent with, the best interests of the Company and the best interests of our stockholders. The Audit Committee considers, among other factors it deems appropriate, whether the transaction is on terms no less favorable than we could have obtained from an unaffiliated third-party under the same or similar circumstances, as well as, the extent of the related party’s interest in the transaction. The Audit Committee may also impose such conditions as it deems necessary and appropriate on the Company or the related party in connection with the transaction.

In the case of a transaction presented to the Audit Committee, the committee may approve or disapprove the transaction or ratify or determine whether rescission of the transaction is appropriate.

Our Board of Directors has affirmatively determined that Messrs. Castaldi, Feintuch, McHugh, Milgrim, Morgan, and Sherman, and Ms. Bargabos, are “independent” directors. As part of our Board of Directors’ process in making such determination, it also determined that each such director has no other “material relationship” with the Company that could interfere with his or her ability to exercise independent judgment.

Since December 31, 2017, (the first day of our 2018 fiscal year), there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, director nominee, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than compensation arrangements or sales of products to Builders FirstSource, Inc. made in the ordinary course of business on customary terms and conditions which are described below.

In the ordinary course of business, we and Western Window Systems sell products to Builders FirstSource, Inc. (“BFS”). Two of our directors, Floyd F. Sherman and Brett N. Milgrim, are directors of BFS. In addition, until his retirement effective January 1, 2018, Mr. Sherman served as chief executive officer of BFS. Total PGT net sales to BFS were approximately $13.8 million for the year ended December 30, 2017 and $7.3 million for the six months ended June 30, 2018. Total Western Window Systems net sales to BFS were approximately $3.5 million for the year ended December 31, 2017 and $2.3 million for the six months ended June 30, 2018. We anticipate continuing to make sales of our products to BFS in the foreseeable future in the ordinary course of business consistent with prior practice.

DESCRIPTION OF INDEBTEDNESS

2026 Notes

The 2026 Notes bear interest at a rate of 6.75% per annum. Interest on the 2026 Notes is payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2019. The 2026 Notes mature on August 1, 2026.

The 2026 Notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future restricted subsidiaries, other than any restricted subsidiary that does not guarantee the existing senior secured credit facilities or any permitted refinancing thereof.

The terms of the 2026 Notes are governed by the indenture. The indenture contains covenants limiting our ability and any guarantors to, among other things, (i) incur additional indebtedness; (ii) pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments; (iii) enter into agreements that restrict distributions from restricted subsidiaries; (iv) sell or otherwise dispose of assets; (v) enter into transactions with affiliates; (vi) create or incur liens; merge, consolidate or sell all or substantially all of our assets; (vii) place restrictions on the ability of subsidiaries to pay dividends or make other payments to us; and (viii) designate our subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications. Upon the occurrence of a “change of control,” as defined in the Indenture, we are required to offer to repurchase the 2026 Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

We may redeem some or all of the 2026 Notes at the redemption prices and on the terms specified in the indenture.

The indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the Indenture will allow either the trustee or the holders of at least 25% in aggregate principal amount of the 2026 Notes, as applicable, issued under the indenture to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the 2026 Notes.

2016 Credit Agreement

We are party to that certain Credit Agreement (as amended by the first amendment thereto, dated as of February 17, 2017, the second amendment thereto, dated as of March 16, 2018 and as otherwise amended, restated, modified or supplemented prior to the issue date, the “2016 Credit Agreement”), among us, the lenders from time to time party thereto and SunTrust Bank, as administrative agent and collateral agent. The 2016 Credit Agreement established senior secured credit facilities in an aggregate amount of $310.0 million, consisting of a $270.0 million term loan B facility maturing on February 16, 2022 amortizing on a basis of 1% annually (in four equal quarterly installments) during its six-year term, and a $40.0 million revolving credit facility maturing on February 16, 2021 that includes a swing line facility and a letter of credit facility. Our obligations under the 2016 Credit Agreement are subject to exceptions, guaranteed by substantially all of our wholly-owned direct and indirect subsidiaries that are restricted subsidiaries and secured by substantially all of our assets as well as our direct and indirect restricted subsidiaries’ assets. As of June 30, 2018, there was $224.3 million of outstanding borrowings under the term loan facility and there were $1.2 million of letters of credit outstanding and $38.8 million available under the revolving credit facility.

As of the date of this prospectus supplement, the applicable interest rate margins for the Initial Term Loans (as defined in the 2016 Credit Agreement) is (i) 2.50%, in the case of the Base Rate Loans (as defined in the 2016 Credit Agreement), and (ii) 3.50%, in the case of the Eurodollar Loans (as defined in the 2016 Credit Agreement). In addition, SunTrust Bank replaced Deutsche Bank AG New York Branch as administrative agent and collateral agent of the 2016 Credit Agreement.

Interest on loans under the 2016 Credit Agreement is payable in the case of Base Rate Loans, quarterly, or in the case of Eurodollar Loans, at the expiration of any LIBOR interest period applicable thereto or in the case of LIBOR interest periods longer than three months, three months after the commencement of such LIBOR interest period. Borrowings under the term loans and the revolving credit facility accrue interest at a rate equal to, at our option, LIBOR (with a floor of 100 basis points in respect of the term loan B facility), or a base rate (with a floor of 200 basis points in respect of the term loan B facility), in each case, plus the applicable margin described above. In addition, in respect of any issued letters of credit, we pay a 12.5 basis point per annum fronting fee on the face amount of any outstanding letters of credit, in addition the accrued interest described above. We pay quarterly fees on the unused portion of the revolving credit facility equal to 50 basis points per annum. The weighted average all-in interest rate for borrowings under the term-loan portion of the 2016 Credit Agreement was 5.59% as of June 30, 2018.

The 2016 Credit Agreement contains a springing financial covenant that would apply if we draw in excess of twenty percent (20%) of the revolving facility commitment (excluding $7.5 million of undrawn letters of credit and letters of credit and draws thereunder that are cash collateralized at 105% of the stated amount thereof from such availability test). To the extent in effect, the springing financial covenant would prohibit us from exceeding a maximum first lien net leverage ratio (based on the ratio of total first lien (less unrestricted cash) debt to EBITDA) as of the last day of each applicable fiscal quarter. To the extent the springing financial covenant is in effect, the first lien net leverage ratio cannot exceed 4.25:1.00 as of the last day of the fiscal quarters ending on September 30, 2018 and December 31, 2018 and 4.00:1.00 on the last date of each fiscal quarter ending thereafter. We were not required to test our first lien net leverage ratio for the quarter ending June 30, 2018 because we did not exceed 20% of our revolving capacity.

The 2016 Credit Agreement contains a number of affirmative and restrictive covenants, including limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of our capital stock, entry into restrictive agreements, prepayments of certain debt and transactions with affiliates, in each case, subject to exceptions and qualifications. The 2016 Credit Agreement also contains customary events of default. Upon the occurrence of an event of default, the amounts outstanding under the 2016 Credit Agreement may be accelerated and may become immediately due and payable. As of June 30, 2018, we were in compliance with all affirmative and restrictive covenants under the 2016 Credit Agreement.

As a result of voluntary prepayments under our term loan facility totaling $44.0 million we made since entering into the 2016 Credit Agreement, we have no future scheduled repayments under our term loan facility until the maturity of the facility on February 16, 2022.

Other Debt

In July 2017, we entered into a two-year financing arrangement for the purchase of an enterprise-wide software license relating to office productivity software. This financing arrangement requires 24 monthly payments of $26,000 each. We estimated the value of this financing arrangement to be $590,000, using an imputed annual interest rate of 6.00%. At June 30, 2018, there was $312,000 outstanding under this financing arrangement.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes).

This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under any U.S. federal tax laws other than income tax laws (such as estate or gift tax laws) or the effect, if any, of the alternative minimum tax, the Medicare contribution tax imposed on net investment income, or the recently enacted changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. There may be adverse U.S. federal estate tax consequences to a non-U.S. holder of our common stock, and non-U.S. holders should consult their tax advisors regarding the application of U.S. federal estate tax laws to their particular situation.

In addition, this discussion does not address U.S. federal income tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	tax-exempt entities or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships considering an investment in our common stock, and partners in such partnerships, should consult their tax advisors regarding the purchase, ownership and disposition of our common stock.

YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY U.S. FEDERAL TAX RULES OTHER THAN INCOME TAX RULES (SUCH AS ESTATE OR GIFT TAX RULES), U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are neither a “U.S. person” (as defined below) nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a “United States person” for U.S. federal income tax purposes.

Distributions

If we make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they first will constitute a return of capital and will reduce your adjusted tax basis in our common stock (determined separately for each share), but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide the applicable withholding agent with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate successor form), as applicable, certifying qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

The applicable withholding agent may withhold up to 30% of the gross amount of any distribution made to you even if the amount of such distribution is greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Unless an applicable in one tax treaty provides otherwise dividends received by you that are effectively connected with your conduct of a trade or business within the United States are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you generally must provide us with an IRS Form W-8ECI (or appropriate successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Effectively connected dividends generally are taxed on a net basis at the same graduated U.S. federal income tax rates applicable to U.S. persons in the same manner as if you were a U.S. Person, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits, subject to adjustments.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other taxable disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”), at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock (the “applicable period”).

If you are a non-U.S. holder described in the first bullet above, unless an applicable income tax treaty provides otherwise, you generally will be subject to U.S. federal income tax on any gain derived from the sale or other taxable disposition on a net basis, at the same graduated U.S. federal income tax rates generally applicable to U.S. persons, in the same manner as if you were a U.S. Person, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such holder’s effectively connected earnings and profits, subject to adjustments.

If you are a non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we are not currently and will not become a USRPHC in the future. Even if we are or were to become a USRPHC, if our common stock remains “regularly traded on an established securities market” (within the meaning of applicable treasury regulations), any gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax, unless such non-U.S. holder owned, actually or constructively, more than five percent of our common stock at some time during the applicable period described above.

You should consult your tax advisor regarding any potential applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or appropriate successor form), as applicable, or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through U.S. brokers or non-U.S. brokers with certain specified connections to the United States generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker without specified connections to the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code and Treasury regulations thereunder, commonly referred to as FATCA, currently impose a U.S. federal withholding tax of 30% on dividends on, and, after December 31, 2018, on the gross proceeds from the sale or other disposition of our common stock paid to a ‘‘foreign financial institution’’ or a ‘‘non-financial foreign entity’’ (each as defined in the Code and whether received as a beneficial owner or as an intermediary for another party), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any ‘‘substantial United States owners’’ (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. government requiring, among other things, that it undertakes to withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders (and certain equity and debt holders), and to annually identify accounts held by certain ‘‘specified United States persons’’ or ‘‘United States-owned foreign entities’’ (each as defined in the Code).

Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Prospective investors should consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE TAX LAWS.

UNDERWRITING

SunTrust Robinson Humphrey, Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
SunTrust Robinson Humphrey, Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Jefferies LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Dougherty & Company LLC

Total	7,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table summarizes the underwriting discount and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	Per Share		Total
	With No Exercise	With Full Exercise	With No Exercise	With Full Exercise
Underwriting discount and commissions	$	$	$	$

In addition to the underwriting discount and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses incurred in connection with this offering, including, among other things, the reasonable fees and disbursements of counsel for the underwriters as set forth in the underwriting agreement.

We estimate the expenses of the offering, not including the underwriting discount and commissions, to be $500,000 and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,050,000 additional shares at the public offering price, less the underwriting discount; provided that if such date is not a business day, then such option shall expire on the succeeding business day. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

The shares are listed on the NYSE under the symbol “PGTI.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., one of the underwriters in this offering, acts as the administrative agent and collateral agent under our senior secured credit facilities, and SunTrust Robinson Humphrey, Inc., Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc., each underwriters in this offering, are arrangers under our senior secured credit facilities. In addition, SunTrust Bank, Deutsche Bank AG New York Branch and KeyBank National Association, each affiliates of underwriters in this offering, are lenders under our senior secured credit facilities. Consequently, such underwriters and/or their affiliates have received fees from us in connection with such roles and may continue to receive customary fees and commissions. In addition, from time-to-time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of securities may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ordinary shares to be offered so as to enable an investor to decide to purchase our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented, warranted and agreed that:

1.

In connection with the issue or sale of the shares, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (“FSMA”)) will only be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

2.	In relation to the shares and any actions done in relation to the shares in, from or otherwise involving the United Kingdom, all applicable provisions of FSMA will be complied with.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and that are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding the underwriter conflicts of interest in connection with this prospectus supplement and the accompanying prospectus.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Jones Day, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of PGT Innovations, Inc. and its subsidiaries as of December 30, 2017 and December 31, 2016 and for each of the years in the three-year period ended December 30, 2017 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 30, 2017 have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference, and upon the authority of the said firm as experts in accounting and auditing.

The combined financial statements of Western Window Systems and its subsidiaries as of and for December 31, 2017, 2016 and 2015 have been incorporated by reference in this prospectus supplement in reliance upon the reports of RSM US LLP, independent auditor of Western Window Systems and its subsidiaries, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including PGTI.

INCORPORATION BY REFERENCE

This prospectus supplement incorporates by reference certain information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a previously filed document incorporated by reference into this prospectus supplement is deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

We incorporate by reference the documents listed below that we have previously filed with the SEC, and all filings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequently filed with the SEC prior to the termination of the offering under this prospectus supplement (excluding, in each case, any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•

our Annual Report on Form 10-K (including the portions of our Definitive Proxy Statement for our 2018 Annual Meeting of Stockholders filed with the SEC on April 20, 2018 and incorporated by reference therein) for the fiscal year ended December 30, 2017 filed with the SEC on March 14, 2018;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, filed on May 8, 2018 and July 30, 2018, respectively; and

•

our Current Reports on Form 8-K filed with the SEC on March 20, 2018, May 21, 2018, May 24, 2018, July 24, 2018, July 31, 2018, August 3, 2018 and August 13, 2018 and on Form 8-K/A filed with the SEC on September 11, 2018.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K. The reports and documents specifically listed above or filed in the future (excluding any information furnished to, rather than filed with, the SEC) are deemed to be part of this prospectus supplement and accompanying prospectus from the date of the filing of such reports and documents.

Upon request, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered a copy of the documents incorporated by reference in this prospectus supplement. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in the accompanying prospectus, by writing or telephoning us at the following:

PGT Innovations, Inc.

1070 Technology Drive

North Venice, Florida

Attention: Investor Relations

(910) 480-1600

PROSPECTUS

PGT INNOVATIONS, INC.

Common Stock

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this process, we may sell, at any time and from time to time, in one or more offerings, our common stock, par value $0.01 per share, described in this prospectus. This prospectus provides you with a general description of our common stock that we may offer. Each time we offer or sell shares of our common stock registered under this process, we will file with the SEC a prospectus supplement that will contain specific information about the terms of the offering of such common stock. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference,” carefully before deciding whether to invest in our common stock. This prospectus may not be used to make offers or sales of our common stock unless accompanied by a prospectus supplement.

Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “PGTI.” On September 10, 2018, the closing price of our common stock on the NYSE was $26.20 per share.

We have not authorized anyone to provide you with information that is different from, or additional to, the information provided in this prospectus or any later prospectus supplement. We are not making an offer to sell securities in any state or country where the offer is not permitted.

Investing in our securities involves risks. See “Risk Factors” on page 2 of this prospectus and in any applicable prospectus supplement before deciding to invest in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2018.

-i-

PGT INNOVATIONS, INC.

We manufacture complete lines of high-end, luxury, premium, and mass-custom fully customizable aluminum and vinyl windows and doors and porch enclosure products targeting both the residential new construction and repair and remodeling end markets. All our products carry one of our three brand names, and our consumer-oriented products carry an additional, trademarked product name. PGT’s products carry the PGT® Custom Windows & Doors brand and carry the trademarked product names of WinGuard, WinGuard Vinyl, EnergyVue, and Eze-Breeze. CGI’s products carry the CGI® brand and carry the trademarked product names of Estate Collection, Sentinel by CGI, Estate Entrances, Commercial Series and Targa by CGI. Also, under CGI, CGI Commercial sells PGTI’s commercial storefront system. WinDoor’s products carry the WinDoor® brand and carry various product names, including its 3000 and 4000 Series aluminum windows, its 6000, 7000 and 8000 Series aluminum sliding glass doors, and its 9000 Series thermally broken windows and doors.

On August 13, 2018, we completed the acquisition (the “Western Window Systems Acquisition”) of GEF WW Parent LLC, a Delaware limited liability company (“GEF WW”) and its subsidiaries (collectively, “Western Window Systems”) pursuant to that certain Purchase Agreement, dated as of July 24, 2018, by and among the Company, Coyote Acquisition Co., GEF WW, WWS Blocker LLC, various entities that collectively owned all the equity interests of GEF WW and a seller representative. Headquartered in Phoenix, Arizona, Western Window Systems designs and manufactures award winning contemporary door and window systems that unify indoor/outdoor living for the residential, commercial and multi-family markets.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “PGTI,” “we,” “us” and “our” are to PGT Innovations, Inc. and its subsidiaries.

We are a Delaware corporation. Our principal executive offices are located at 1070 Technology Drive, North Venice, Florida 34275, and our telephone number is (941) 480-1600.

RISK FACTORS

Before deciding whether to invest in any of our common stock, in addition to the other information included or incorporated by reference in this prospectus and any applicable prospectus supplement, you should carefully consider the risk factors under the heading “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 30, 2017 and under the heading “Part II—Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, each of which is incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by:

•	risk factors contained in other periodic reports or information that we file with the SEC, which will be subsequently incorporated herein by reference;

•	any prospectus supplement accompanying this prospectus; or

•	a post-effective amendment to the registration statement of which this prospectus forms a part.

In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. See “Forward-Looking Statements”, “Where You Can Find More Information” and “Incorporation by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), Section 27A of the Securities Act of 1933 (the “Securities Act”) and the Private Securities Litigation Reform Act of 1995. For those statements we claim the protection of the safe harbor provisions for forward-looking statements contained in such section. Forward-looking statements are not statements of historical facts but are based on management’s current beliefs, assumptions and expectations regarding our future performance, taking into account the information currently available to management. Forward-looking statements usually can be identified by the use of words such as “goal”, “objective”, “plan”, “expect”, “anticipate”, “intend”, “project”, “believe”, “estimate”, “may”, “could”, “will”, “should”, “would”, or other words of similar meaning. In addition, any statements that refer to projections of financial items, anticipated growth, future growth and revenues, future economic conditions and performance, plans, objectives and strategies for future operations, expectations, or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events, results, circumstances or aspirations. We may also make forward-looking statements in our other documents filed or furnished with the SEC and in oral presentations. Forward-looking statements are based on assumptions and by their nature are subject to risks and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those described in our forward-looking statements include, but are not limited to:

•

our ability to successfully integrate the Western Window Systems operations into our existing operations and the diversion of management’s attention from ongoing business and regular business responsibilities to effect such integration;

•	the effects of increased expenses or unanticipated liabilities incurred as a result of or due to activities related to, the Western Window Systems Acquisition;

•

the risk that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits from the Western Window Systems Acquisition may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;

•	disruption from the Western Window Systems Acquisition making it more difficult to maintain relationships with customers or suppliers of Western Window Systems;

•	our level of indebtedness, which increased in connection with the Western Window Systems Acquisition;

•

adverse changes in new home starts and home repair and remodeling trends, especially in the state of Florida, where the substantial portion of our sales are currently generated and are expected to continue to be generated, and in the western United States, where the substantial portion of sales of the Western Window Systems operations are generated, and in the U.S. generally;

•

macroeconomic conditions in Florida, where the substantial portion of our sales are generated, and in California, Texas, Arizona, Nevada, Colorado, Oregon, Washington and Hawaii, where the substantial portion of the sales of Western Window Systems operations are generated, and in the U.S. generally;

•	raw material prices, especially for aluminum, glass and vinyl, including, price increases due to the implementation of tariffs and other trade-related restrictions;

•	our dependence on a limited number of suppliers for certain of our key materials;

•	sales fluctuations to and changes in our relationships with key customers;

•

in addition to the Western Window Systems Acquisition, our ability to successfully integrate businesses we may acquire, or that any business we acquire may not perform as we expected at the time we acquired it;

•	increases in transportation costs, including due to fuel prices;

•	our dependence on our impact-resistant product lines and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;

•	product liability and warranty claims brought against us;

•	federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;

•	our dependence on our limited number of geographically concentrated manufacturing facilities;

•

risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by “hackers” and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended; and

•	the other risks and uncertainties discussed in this registration statement, any applicable prospectus supplement and in our other filings with the SEC.

Statements in this registration statement that are forward-looking statements include, without limitation, our expectations regarding: (1) demand for our products going forward; (2) the benefits expected from the heightened awareness of impact-resistant window and door products resulting from Hurricane Irma and our post-Irma advertising; (3) our ability to capture a meaningful share of any increased demand for impact-resistant products; (4) our financial and operational performance for our 2018 fiscal year; (5) new housing starts and housing market conditions in 2018 and beyond, especially with respect to the State of Florida and the states in the Western U.S. where most of the products of the Western Window Systems operations are sold; (6) the breadth and innovativeness of our product offerings, and their attractiveness to consumers; (7) the ability of our management team and employees to execute our strategy; (8) our ability to deleverage our debt position; and (9) the realization of the expected benefits of the Western Window Systems Acquisition, including the ability to sell products of the Western Window Systems operations profitably in the near term or at all in the repair and remodel market and in PGT Innovations’ core markets, and the ability to sell PGT Innovations’ products in Western Window Systems’ core markets profitably or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances after the date of this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of such filings that are furnished rather than filed under applicable SEC rules), until our offering is completed:

•

our Annual Report on Form 10-K (including the portions of our Definitive Proxy Statement for our 2018 Annual Meeting of Stockholders filed with the SEC on April 20, 2018 and incorporated by reference therein) for the fiscal year ended December 30, 2017 filed with the SEC on March 14, 2018;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, filed with the SEC on May 8, 2018 and July 30, 2018, respectively;

•

the description of our common stock contained in the Registration Statement on Form 8-A, which incorporates by reference the Description of Capital Stock on Form S-3, filed with the SEC on March 22, 2013, including any amendments and reports filed for the purpose of updating such description; and

•

our Current Reports on Form 8-K filed with the SEC on March 20, 2018, May 21, 2018, May 24, 2018, July 24, 2018, July 31, 2018, August 3, 2018 and August 13, 2018 and on Form 8-K/A filed with the SEC on September 11, 2018.

You may request a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus at no cost by writing to or telephoning us at the following address:

PGT Innovations, Inc.

1070 Technology Drive

North Venice, Florida 34275

Telephone: (941) 480-1600

Attention: Office of Investor Relations

We maintain an Internet site at http://www.pgtinnovations.com which contains information concerning PGTI and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of our common stock offered under this prospectus for general corporate purposes, which may include additions to working capital, refinancing or repaying existing indebtedness, capital expenditures and possible acquisitions. We have not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of our common stock offered under this prospectus will be described in the prospectus supplement for the offering of such common stock.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, of which 53,578,358 shares were issued and 50,914,909 shares were outstanding as of August 31, 2018, and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding as of such date.

The following is a description of our capital stock and material provisions of our certificate of incorporation, bylaws and certain provisions of applicable law. The following is only a summary and is qualified by the provisions of our certificate of incorporation, bylaws and the amended and restated security holders’ agreement, copies of which are included as exhibits to the registration statement of which this prospectus forms a part. All material provisions of such documents are described below.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Directors must be elected by a plurality of votes cast. Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

Dividends. Holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we will need to pay the applicable distribution to the holders of our preferred stock before distributions are paid to the holders of our common stock.

Rights and preferences. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the NYSE under the trading symbol “PGTI.”

Preferred Stock

Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any class or series, which may be greater than the rights of the holders of our common stock. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring, or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of PGTI unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Elimination of stockholder action through written consent. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors, a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance notice procedures for stockholder proposals. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and bylaws provide that members of our board of directors may not be removed without cause. Our bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of certificate of incorporation and bylaws. The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

A summary of certain U.S. federal income tax consequences to persons investing in our common stock offered by this prospectus may be set forth in an applicable prospectus supplement. The summary will be prepared for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of securities are urged to consult their own tax advisors prior to any acquisition of securities.

PLAN OF DISTRIBUTION

We may sell our common stock:

•	through underwriters;

•	through agents;

•	directly to one or more purchasers;

•	any combination of these; or

•	through any other method described in the applicable prospectus supplement.

The distribution of our common stock may be effected, from time to time, in one or more transactions, including:

•	block transactions (which may involve crosses) and transactions on any organized market where our common stock may be traded;

•	purchases by a dealer as principal and resale by the dealer for its own account pursuant to a prospectus supplement;

•	ordinary brokerage transactions and transactions in which a dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers; and

•	in any other manner described in the applicable prospectus supplement.

We may distribute our common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed from time to time;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices;

•	negotiated prices; or

•	prices determined according to the process described in the applicable prospectus supplement.

The prospectus supplement will describe the terms of the offering of our common stock, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, our common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our common stock may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all our common stock if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used in the sale, we will sell our common stock to the dealers as principals. The dealers may resell our common stock to the public at prices determined by the dealers at the time of the resale.

We may sell our common stock directly or through agents we designate from time to time. Any agent involved in the offer or sale of our common stock in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent, will be described in the prospectus supplement.

The names of the underwriters, dealers or agents, as the case may be, and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Our common stock will be approved for listing upon notice of issuance on the NYSE. No assurances can be given that there will be a market for our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered common stock. If any such activities will occur, they will be described in the applicable prospectus supplement.

LEGAL MATTERS

Legal matters in connection with our common stock will be passed upon for PGTI by Jones Day and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of PGT Innovations, Inc. and its subsidiaries as of December 30, 2017 and December 31, 2016 and for each of the years in the three-year period ended December 30, 2017 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 30, 2017 have been incorporated by reference in this Prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference, and upon the authority of the said firm as experts in accounting and auditing.

The consolidated financial statements of Western Window Systems and its subsidiaries as of and for December 31, 2017, 2016 and 2015 have been incorporated by reference in this Prospectus in reliance upon the reports of RSM US LLP, independent auditor of Western Window Systems and its subsidiaries, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

7,000,000 Shares

PGT Innovations, Inc.

Common Stock

PRELIMINARY

PROSPECTUS

SUPPLEMENT

SunTrust Robinson Humphrey

J.P. Morgan

KeyBanc Capital Markets

Jefferies

Wells Fargo Securities

Deutsche Bank Securities

Dougherty & Company

September    , 2018